Exhibit 15.1

ANNUAL REPORT 2010
FISCAL YEAR ENDED DECEMBER 31, 2010

ANNUAL REPORT 2010

SUMMARY

Chairman’s letter to shareholders	5

Financial highlights	7

Luxottica Group	9
Profile	10
50 years of excellence	11
Mission and strategy	13
Design and product development	14
Operations	15
Brand portfolio	18
Distribution	23
OneSight	30
Welfare	34

Management report	37

Report on Corporate Governance and ownership structure	73

Consolidated financial statements	113
Consolidated statement of financial position	114
Consolidated statement of income	116
Statement of comprehensive income	117
Consolidated statement of stockholders’ equity	118
Consolidated statement of cash flows	120
Notes to the consolidated financial statements as of December 31, 2010	122
Statement of the officer responsible for preparing Company’s financial reports	185
Independent Auditors’ Report	186
Board of Directors’ Proposal	188
Board of Statutory Auditors’ Report	189

Annexes	195
Share capital and dividend per ordinary share (ADS)	196
2000–2010 evolution of number of stores	197
1990–2009 Luxottica ADS and ordinary share performances	198
1995–2010 average Euro/US$ exchange rate	200

Key contacts and addresses	203

All pictures in this Annual Report are from OneSight and are portraits of some of the thousands of people worldwide who received free eyecare from the Foundation in 2010. Further information on OneSight can be found in the section dedicated to it on page 30 and on www.onesight.org

CHAIRMAN’S LETTER TO SHAREHOLDERS

Dear Shareholders,

2010 was a year filled with great satisfaction for Luxottica and it has shown us that success is possible through innovation, investment, determination, simplicity and speed.

Luxottica enjoyed strong growth throughout all quarters of the year, both in terms of sales and profitability. The pillars of our business model — a highly efficient production system and a worldwide wholesale and retail network — have proven, once again, to be extremely solid. In 2010, both our divisions posted excellent results, thanks to the exceptional work carried out.

All our brands — lead by Ray-Ban, Oakley, LensCrafters and Sunglass Hut — and geographic areas — from the US to the Emerging Markets - made a major contribution to the results: consolidated net sales for fiscal year 2010 therefore reached the unprecedented figure of almost Euro 5.8 billion — never before seen in the history of Luxottica.

Net income topped the Euro 400 million mark again and amounted to Euro 402.7 million, up 34.6% when compared to 2009. An extremely positive result, which we are pleased to share with all of our shareholders by means of a dividend equal to Euro 0.44 per share, a 25.7% increase compared to the previous year.

Over the last few years, a structural reset of the world economy took place. Luxottica was able to strengthen its position as a leader in eyewear, while we learned some lessons about the importance of innovation and new technologies on one hand, and of open-mindedness on the other hand.

In a more and more connected world, new technologies provide us with great opportunities to promote our brands, to establish stronger relationships with our consumers, and to provide best-in-class products and services.

Emerging Markets are a formidable driving force: China, India, Brazil, Mexico, South-East Asia and Latin America are going to become more and more important for future growth. In order to succeed in these regions, it is mandatory to invest not only in infrastructure but foremost in people, having in mind that we must behave as citizens of the world.

The results achieved in 2010 and the strength of Luxottica’s business model and of its brands put the Group in an ideal position to continue throughout 2011 with solid, stable growth in net sales and a more than proportionate increase in profitability.

2011 is a particularly important year for Luxottica, as it is the 50th anniversary since its founding. I believe that it will be another year filled with success.

During these first 50 years, we have dedicated passion, imagination, research and innovation to produce and sell the best eyewear possible, I do believe that these characteristics are the best starting point for the next 50 plus years of success.

The year just passed was also very important for our OneSight Foundation, whose efforts are more and more appreciated in all the regions where it operates.

OneSight is an initiative of which we are particularly proud and we identify with. We applaud the efforts put forth by Luxottica volunteers — the recovery of eyewear, participation in clinics which distribute eyewear free of charge, the prevention of eyesight diseases and support for research - which contribute to visual health and quality of life of individuals around the world, both of which are priority objectives for Luxottica.

April 2011
Leonardo Del Vecchio
Chairman

FINANCIAL HIGHLIGHTS

NET SALES	GROSS PROFIT

OPERATING INCOME	NET INCOME

NET SALES BY GEOGRAPHICAL AREA	NET SALES BY DISTRIBUTION

In 2010, the Company determined that it would report its financial results in accordance with the International Accounting and Reporting Standards (IAS/ IFRS) in all financial communications, including reports to the Securities and Exchange Commission of the United States. As a result, all the financial figures provided in this Report have been prepared in accordance with IAS/IFRS.

LUXOTTICA GROUP

PROFILE

Luxottica is a global leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear. Thanks to the strong growth enjoyed throughout 2010, total net sales reached a record Euro 5.8 billion, net income increased to more than Euro 400 million, headcount approximated 62,000 employees and the Company enjoyed a strong global presence.

Founded in 1961 by Leonardo Del Vecchio, the Group is now a vertically integrated organization whose manufacturing of prescription frames, sunglasses and lenses is backed by a wide-reaching wholesale and retail distribution network comprising 6,350 retail locations, as of December 31, 2010, mostly in North America, Asia-Pacific and China.

Product design, development and manufacturing take place in six production facilities in Italy, two wholly owned factories in China and two sports sunglasses production facilities in the United States. Luxottica also has a small plant in India serving the local market. In 2010, production reached approximately 56.6 million units.

The design and quality of our products and the strong and well-balanced brand portfolio are known around the world. House brands include Ray-Ban, one of the world’s best-known sun brands, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, and the license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Paul Smith, Prada, Stella McCartney, Tiffany, Tory Burch, Versace and, starting from 2012, Coach.

The Group’s wholesale distribution network, covering 130 countries across five continents, has 18 distribution centers and over 40 commercial subsidiaries providing direct operations in key markets. The Group is currently seeking to penetrate emerging markets and is exploring new channels of distribution such as department stores, airports and railway stations.

Direct wholesale operations are complemented by an extensive retail network. Luxottica is a leader in the prescription business in North America with its LensCrafters and Pearle Vision retail brands, in Asia-Pacific with OPSM, Laubman & Pank and Budget Eyewear, and in China with LensCrafters. In the retail sun business, the Group operates approximately 2,480 retail locations in North America, Asia-Pacific, South Africa, Europe and the Middle East, mainly through the Sunglass Hut brand.

In North America, Luxottica operates the points of sale for its licensed brands, with over 1,140 stores under the Sears Optical and Target Optical brands. In addition, Luxottica is one of the largest Managed Vision Care operators in the United States, through EyeMed, and the second biggest lens finisher, having a network of five central laboratories and over 900 on-site labs at LensCrafters stores.

The Oakley brand provides a powerful wholesale and retail (“O stores”) presence in both the performance optics and the sport channels. In the O store locations, the Group offers a variety of Oakley-branded products in addition to the Oakley sunglass styles. Oakley-branded products include men’s and women’s apparel, footwear, backpacks and accessories designed for surf, snow, golf, outdoor, motor sport, mountain bike and other athletic lifestyles.

In 2010, Luxottica distributed approximately 20.4 million prescription frames and approximately 38.4 million sunglasses, in approximately 5,900 different styles.

50 YEARS OF EXCELLENCE

INCORPORATION

Luxottica Group was founded by Leonardo Del Vecchio in 1961, when he set up Luxottica di Del Vecchio e C. S.A.S., which subsequently became a joint-stock company organized under the laws of Italy, under the name of Luxottica S.p.A.

2011 is the Group’s 50th Anniversary and Luxottica is celebrating this milestone with an enhanced focus on its core values of growth and innovation.

The Company started out as a small workshop and operated until the end of the 1960s as a contract producer of dyes, metal components and semi-finished goods for the optical industry. It gradually widened the range of processes offered until it had an integrated manufacturing structure capable of producing a finished pair of glasses. In 1971, Luxottica’s first collection of prescription eyewear was presented at Milan’s MIDO (an international optics trade fair), marking Luxottica’s definitive transition from contract manufacturer to independent producer.

Since then, Luxottica has always been a cutting edge company, with a unique business model, able to satisfy every market need.

EXPANSION IN WHOLESALE DISTRIBUTION

In the early 1970s, the Company sold its frames exclusively through wholesalers. In 1974, after five years of sustained development of its manufacturing capacity, it started to pursue a strategy of vertical integration, with the goal of distributing frames directly to the market. The first step was the acquisition of Scarrone S.p.A., which had marketed the Company’s products since 1971 and which brought with it vital knowledge of the Italian market.

International expansion began in the 1980s with the acquisition of independent distributors, the opening of branches and the forming of joint-ventures in key international markets. Having started with the opening of the first commercial subsidiary in Germany in 1981, the Company’s international wholesale development continued with the acquisition of Avant-Garde Optics Inc., a wholesale distributor in the US market, in the mid-1980s, and the acquisition of Mirari in Japan, in the 1990s.

EYEWEAR: A NEW FRONTIER OF FASHION

The acquisition, in 1981, of La Meccanoptica Leonardo, the owner of the Sferoflex brand and an important flexible hinge patent, enabled the Company to enhance the image and quality of its products and increase its market share.

From the late 1980s, eyeglasses, previously perceived as mere sight-correcting instruments, began to evolve into “eyewear.” Continual aesthetic focus on everyday objects and interest on the part of designers in the emerging accessories industry led Luxottica, in 1988, to embark on its first collaboration with the fashion industry by entering into a licensing agreement with Giorgio Armani. The Company followed up that initial collaboration (the Armani license was terminated in 2003) with numerous others, gradually building the current world-class brand portfolio with the launch of collections from names like Bvlgari (1997), Chanel (1999), Prada and Versace (2003), Donna Karan (2005), Dolce & Gabbana (2006), Burberry (2006), Polo Ralph Lauren (2007), Tiffany (2008), Stella McCartney and Tory Burch (2009) and, starting from 2012, Coach.

As for house brands, the Company expanded in the sun business by buying Vogue (1990), Persol (1995), Ray-Ban (1999) and Oakley (2007).

FINANCIAL MARKETS

In 1990, Luxottica listed its American Depositary Shares (“ADSs”) on the New York Stock Exchange. In 2000, Luxottica’s stock was listed on Borsa Italiana’s electronic share market (MTA) and has been in Italy’s MIB 30 index (today FTSE MIB) since 2003.

EXPANSION IN RETAIL DISTRIBUTION

In 1995, Luxottica acquired The United States Shoe Corporation, which owned LensCrafters, one of North America’s largest optical retail chains. As a result, Luxottica became the world’s first significant eyewear manufacturer to enter the retail market, thereby maximizing synergies with its production and wholesale distribution and increasing penetration of its products through LensCrafters stores.

RAY-BAN

In 1999, Luxottica acquired Ray-Ban, one of the world’s best-known sunglass brands. Through this acquisition, the Company obtained crystal sunglass lens technology and the associated manufacturing capacity, and upgraded its portfolio with brands like Arnette, REVO and Killer Loop.

A DECADE OF GROWTH

Since 2000, Luxottica has strengthened its retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in Australia and New Zealand and Cole National (2004), which brought with it another leading optical retail chain in North America, Pearle Vision, and an extensive Licensed Brands store business. In 2006, the Company began its retail expansion into China, where LensCrafters has since become a leading brand in the country’s high-end market. In the same year the Group also started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, Thailand, India, Philippines and Latin America.

During this time, the wholesale segment has supported Luxottica’s new licensing agreements with an increasing commitment to research, innovation, product quality and manufacturing excellence, while continuing to focus the distribution expansion on customer differentiation and emerging sales channels, such as large department stores and travel retail.

OAKLEY

In 2007, Luxottica acquired California-based Oakley, a leading sport and performance brand. Oakley is known and appreciated worldwide, with the Oliver Peoples brand and a license to manufacture and distribute the Paul Smith brand, as well as its own retail network of over 160 stores.

During 2010, Oakley introduced new and innovative products including: sunglasses characterized by a new special lifestyle design and composed of an aerospace aluminum alloy and 3D eyewear that achieves visual clarity while extending the wearer’s peripheral viewing angle while providing truer alignment of 3D images.

MISSION AND STRATEGY

Luxottica produces and distributes sun and prescription eyewear of high technical and stylistic quality to improve the well-being and satisfaction of its customers and at the same time create value for employees and the communities in which the Group operates.

Every collection, every pair of glasses, is the result of an ongoing process of research and development whose aim is to anticipate and interpret the needs, desires and aspirations of consumers all over the world. The achievement of high standards of quality reflects the Group’s strong technical and manufacturing know-how — the fruit of 50 years of experience — and its constant commitment to technological innovation, style and design, the study of changing lifestyles and interpretation of fashion trends.

Quality and customer satisfaction are also the objectives of the wholesale and retail distribution networks. These structures are organized to offer high quality after-sales service that is consistent but not standardized, being specially tailored to specific local needs.

Manufacturing excellence and the focus on service levels form just two of the strengths that Luxottica leverages to achieve its main corporate objectives, which are customer satisfaction, the well-being of its employees and economic and social development wherever the Group operates.

In general, the Company’s long-term strategy is to strengthen its global position and continue to grow in all its businesses, whether organically or through acquisitions.

VERTICAL INTEGRATION

One of the competitive advantages underpinning the Group’s past and future successes is the vertically integrated structure that Luxottica has built over the decades.

The Group’s present structure, covering the entire chain of value, is the result of a far-sighted choice made by the Company’s founder and current Chairman, who understood the potential of the “vertical” strategy ever since deciding to make entire frames rather than just components. Vertical integration of manufacturing was gradually accompanied by expansion of distribution, first wholesale and, from 1995, retail, and by a key presence in the high value-added business of lens finishing.

In terms of manufacturing, the Company has, over decades, vertically integrated all the phases of the production process to attain a level of efficiency in line with the quality of products and services it intends to offer. Direct control of the entire production platform makes it possible to verify the quality of products and processes, introduce innovations, discover synergies and new operating methods, and optimize times and costs.

Direct distribution thus enables Luxottica to stay in touch with end users and understand their tastes and tendencies, and it is also perceived as a strength by the stylists and fashion houses who come to Luxottica to produce their eyewear collections and have access to Luxottica’s global and widespread distribution.

Luxottica’s success lies in the combination of and interaction between the following factors:

DESIGN AND PRODUCT DEVELOPMENT

Emphasis on product design and the continuous development of new styles is key to our success. During 2010 Luxottica added approximately 1,800 new styles to its eyewear collections.

The design of the Group’s products is at the focal point where vision, technology and creativity converge. Ever in search of innovation and originality, the designers “see” eyewear as art, as objects to put on display. Driven by this “vision”, they survey the market and its famous names but draw above all on their own imagination and inexhaustible creativity.

Luxottica’s in-house designers oversee the entire concept phase of the creative process, culminating in the creation of the model. At this initial phase, the prototype makers transform designs into one-off pieces, crafted by hand with meticulous precision.

Once the prototypes or style concepts are developed in the initial phase of design, they are passed on to the product department, which uses 3D software to analyze the steps necessary to bring the prototype to mass production.

Three main manufacturing technologies are involved: metal, acetate slabs and plastic (injection molding).

At this point in the cycle, the tooling shop puts together equipment needed to make the components for the new model. The first specimens obtained are assembled and undergo a series of tests required by internal quality control procedures.

The next steps are production and quality certification of sales samples of the new models. These samples are subjected to a sequence of tests to ascertain the quality of what has been engineered so far.

The final step is the production of an initial significant batch using definitive tooling certified by an external standards organization, which is produced in a pilot facility accurately representing the plant chosen to mass produce the new model to meet the needs of production planning.

Speed and effectiveness in coordinating the various phases enhance overall efficiency. Communication and interaction between people and departments is key to achieving a constant stream of new solutions and a creative process that generates unique products.

OPERATIONS

MANUFACTURING

Luxottica’s manufacturing system has two main platforms: Italy and China. Alongside these, the Foothill Ranch facility in California (US) manufactures high performance sunglasses, prescription frames and lenses and assembles most of Oakley’s eyewear products, while Oakley’s second manufacturing center in Dayton, Nevada (US), produces the frames used in its X Metal® (a proprietary alloy) eyewear products. Lastly, there is a small plant in India, serving the local market.

Luxottica has six manufacturing facilities in Italy: five in the northeastern area, the area in which most of the country’s optical industry is based, and one near Turin. All of these facilities are highly automated, which has made it possible to maintain a high level of production without significant capital outlay.

Over the years, the Group has consolidated its manufacturing processes by concentrating a specific production technology in each of the Italian facilities. This consolidation has enabled Luxottica to improve both the productivity and quality of manufacturing operations.

Plastic frames are made in the Agordo, Sedico, Pederobba and Lauriano facilities, while metal frames are produced in Agordo and Rovereto. Certain metal frame parts are produced in the Cencenighe plant. The Lauriano facility also makes crystal and polycarbonate lenses for sunglasses.

The Dongguan plants, in China’s Guangdong province, make both plastic and metal frames.

In 2010, our manufacturing facilities produced a combined total of approximately 56.6 million prescription frames and sunglasses, approximately 45 percent of the frames manufactured by Luxottica were metal-based, and the remaining were plastic.

The manufacturing process for both metal and plastic frames begins with the fabrication of precision tooling and molds based on prototypes developed by in-house designers and engineers. The Group seeks to use its manufacturing capacity to reduce the lead time for product development and thereby adapt quickly to market trends and contain production costs, as well as maintain smaller and more efficient production runs, so as to better respond to the varying needs of different markets.

The manufacturing process for metal frames has approximately 70 phases, beginning with the production of basic components such as rims, temples and bridges, which are produced through a molding process. These components are then welded together to form frames over numerous stages of detailed assembly work. Once assembled, the metal frames are treated with various coatings to improve their resistance and finish, and then prepared for lens fitting and packaging.

Plastic frames are manufactured using either a milling process or injection molding. In the milling process, a computer-controlled machine carves frames from coloured plastic sheets. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected into molds. The plastic parts are then assembled, coated, finished and packaged.

Luxottica engages in research and development activities relating to its manufacturing processes on an on-going basis. As a result of such activities, Luxottica has invested and will continue to invest in automation and in innovative technologies, thus increasing efficiency while improving quality.

With the vertical integration of the production system, a virtuous cycle starts: the entire control of production leads to the creation of new technologies through research which leads to greater efficiencies and revenues. The company grows and this boosts investments and research.

Luxottica utilizes third-party manufacturers to produce Oakley apparel, footwear, watches, electronically-enable eyewear and certain googles.

QUALITY CONTROL

The “Made in Italy” feature of Luxottica products represents the “culture of quality” that has been central to the whole organization.

Quality has taken on a wider meaning, becoming global quality and assuming a highly strategic role. It is the underlying principle applied in every process involved in creating eyewear and is the drive behind the continual improvement of products and processes. The objective is to develop the people, from product experts to system experts. The focus on quality has thus become a system in itself, and the system covers the entire organization: quality is applied to product development, procurement, distribution network, analysis of processes and uniform and measurable performance management in the plants.

In a market as competitive and global as eyewear, the satisfaction of wholesale clients and retail consumers is without doubt a primary, indeed indispensable, objective. At Luxottica, achieving it means continually improving quality in every phase of the production process (and also distribution) and has been the reason for undertaking the full vertical integration of every phase of production.

Most of the manufacturing equipment used is specially designed and adapted for the manufacturing processes. This helps respond more quickly to customer demand and adhere to strict quality-control standards.

Quality and process control teams regularly inspect semi-finished products during the various phases of production, verifying the feasibility of prototypes in the design phase, controlling standards across the spectrum of products in the production phase, and subsequently checking for resistance to wear and tear and reviewing optical properties in relation to type of use. The manufacturing processes and materials used by primary suppliers are also controlled and certified. Through ongoing verification of precision and expertise in all phases of production, Luxottica seeks to manufacture a product of the highest quality.

ANTI-COUNTERFEITING POLICY

Intellectual property is one of Luxottica’s most important assets, protected through the registration and enforcement of its trademarks and patents around the world.

The Group’s commitment to maintaining and strengthening its anti-counterfeiting program is demonstrated through the strength of its anti-counterfeiting and brand protection team, which leverages the strengths of its global organizations. This allows the Group to implement a global anti-counterfeiting program to combat the widespread phenomenon of counterfeit goods, sending a strong message to the infringers that the Company will exercise its rights against both the retailers of counterfeit eyewear, such as street vendors, and those that supply these sellers. Through a strong investigative network, especially in China, the Company has been able to identify key sources of counterfeit goods, to organize raids on their premises in cooperation with local law enforcement and file legal actions against the counterfeiters.

Additionally, the Group continues to consolidate and strengthen its cooperation with customs organizations around the world, which have helped stop, seize and destroy hundreds of thousands of counterfeit goods each year.

The Group dedicates considerable efforts to monitoring the trafficking of counterfeit goods through the internet, in order to remove the offers for counterfeit eyewear from certain popular on-line auction platforms and shut down the websites that violate its intellectual property rights, through the sale of counterfeit products or the unauthorized use of Luxottica trademarks.

LOGISTICS

The Group’s distribution system is globally integrated and supplied by a centralized manufacturing programming platform. The network linking the logistics and sales centers to the production facilities in Italy and China also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks re-allocated to meet local market demand. This integrated system serves both the retail and wholesale businesses and is one of the most efficient and advanced logistics system in the industry, with 18 distribution centers worldwide, of which 1 in Europe, 8 in the Americas, 7 in the Asia-Pacific region and 2 in the rest of the world.

There are 3 main distribution centers (hubs) in strategic locations serving the major markets: Sedico in Europe, Atlanta in the Americas and Dongguan in the Asia-Pacific region. They operate as centralized facilities, offering customers a highly automated order management system that reduces delivery times and keeps stock levels low.

The Sedico hub enabled Luxottica to close the local warehouses throughout Europe that characterized the previous distribution system, improving the speed and efficiency of the distribution, as well as eliminating unnecessary overhead.

The Sedico hub was opened in 2001 and represents the state of the art in the sector. In 2010, it managed over 13,500 orders per day, including eyeglasses and spare parts. Sedico ships over 170,000 units daily to customers in Europe, Middle East and Africa and to the Group’s distribution centers in the rest of the world, from which they are then shipped to local customers.

The Atlanta facility, opened in 1996, has consolidated several North America-based facilities into a single state of the art distribution center located close to one of the major airport hubs of the United States. This facility has a highly advanced cross-belt sorting system that can move up to 140,000 frames per day. In late 2009, the facility, which was originally a retail-only distribution center, started serving both Luxottica’s retail and wholesale businesses in the North American market.

The Dongguan hub was opened in 2006 and it now ships an average of 100,000 units per day. The growth in the region has resulted in this hub becoming strategic in the Group’s distribution network.

Following the SAP implementation in Sedico in 2009, the Group continued the roll-out of this IT platform in Dongguan in 2010. System implementation will continue in 2011 in North America distribution centers with increasing advantages in terms of inventory control, network optimization and order management processes.

BRAND PORTFOLIO

Luxottica’s brand portfolio is one of the largest in the industry, with major global brands backed by leading brands both at a regional level and in particular segments and niche markets. It is balanced between house and license brands, combining the stability of the former with the prestige of the latter.

The presence of Ray-Ban, one of the world’s best-selling brands of sun and prescription eyewear, and Oakley, a leader in the sport and performance category, gives the portfolio a strong base, complemented by Persol and Oliver Peoples in the high-end of the market, the Arnette and REVO brands in the sports market, and Vogue in the fashion market.

Alongside the house brands, the portfolio has over 20 license brands, including some well known and prestigious names in the global fashion and luxury industries. With its manufacturing know-how, capillary distribution and direct retail operations supported by targeted advertising and experience in international markets, Luxottica’s goal is to be the ideal partner for fashion houses and stylists seeking to translate their style and values into successful premium quality eyewear collections. Luxottica differentiates each designer’s offering, segmenting it by type of customer and geographical market, to produce a broad range of models capable of satisfying the broadest range of tastes and tendencies and to respond to the demands and characteristics of widely differing markets.

The Luxottica portfolio is in continual evolution. Its make-up is gradually modified by the acquisition of new brands, the stipulation of new licensing agreements and the renewal of existing ones and the withdrawal of brands no longer deemed strategic. However, the long-term objectives remain the same: to focus on leading brands, balance house and license brands, avoid brand dilution, and lengthen the average term of licensing agreements.

Finally, in 2010, Luxottica announced the signing of a license agreement with Coach, Inc., a leading marketer of modern classic American accessories, for the design, manufacturing and global distribution of sun and prescription eyewear under the Coach, Coach Poppy and Reed Krakoff brands. Beginning January 2012, distribution of Coach eyewear collections will be through Coach stores across the world, through select department stores primarily in North America, Japan, China and East Asia as well as through select travel retail locations, independent optical locations and Luxottica’s retail chains.

HOUSE BRANDS

In 2010, Luxottica developed approximately 500 distinct new styles within its house brands, of which approximately 290 are prescription frames and 210 are sunglasses. Each style is typically produced in two sizes and five colors.

Ray-Ban

Style, tradition and freedom of expression are the key values underpinning the philosophy of Ray-Ban, a leader in sun and prescription eyewear for generations. Debuting in 1937 with the Aviator model created for American Air Force pilots, Ray-Ban joined Luxottica’s brand portfolio in 1999. Ray-Ban is recognized for the quality and authenticity of its eyewear and is worn by countless celebrities and trendsetters all over the world.

Oakley

Acquired by Luxottica in 2007, Oakley is a leading sports eyewear brand, known for its blend of technology, design and art across all its products. In addition to its sun and prescription eyewear and ski goggles, it offers branded apparel, footwear and accessories in collections addressing specific consumer categories: Sport/Active, Lifestyle and Women. Oakley is also well-known for its lens technologies, and especially its High Definition Optics® (HDO®).

Persol

Persol, the iconic “Made in Italy” eyewear brand, made its debut in 1917 and was acquired by Luxottica in 1995. With its evocative name, meaning “for sun”, it is the proud heir to a culture of excellence and craftsmanship, a perfect alchemy of aesthetics and technology. The irresistible appeal of timeless design and high quality make the brand a favorite among celebrities.

Arnette Launched in California in 1992, Arnette was acquired by Luxottica in 1999, and combines the comfort and functionality demanded by extreme sports enthusiasts.

Eye Safety Systems

Acquired in 2007, ESS designs, develops and markets advanced eye protection systems for military, firefighting and law enforcement professionals and is a leading supplier of protective eyewear to the US military and firefighting markets.

K&L

Created in 1989, Killer Loop joined the brand portfolio in 1999. It gradually evolved from a general sports style to embody a more “urban” spirit. In 2008 it took on a new name, K&L, and launched a project for collections specifically addressing the preferences of consumers in emerging markets, but maintaining global distribution.

Luxottica

Launched in 1967, the Group’s original line best conveys the experience and tradition that are its essence. The brand broadened its range with Luxottica Titanium, a collection for people who prefer super-lightweight frames of elegant design.

Mosley Tribes

Launched in 2005 and part of Luxottica’s brand portfolio since 2007, Mosley Tribes combines design and aesthetics with a vision of the urban lifestyle and sports performance worlds. The sleek and stylish frames use titanium and injected plastic for a lightweight design, ideal for active individuals. Most frames feature advanced lens technology.

Oliver Peoples

Acquired by Luxottica in 2007, Oliver Peoples began in 1987 with the introduction of a retro-inspired eyewear collection created by designer and optician Larry Leight. All eyewear is handcrafted from the finest quality materials, in colors exclusive to Oliver Peoples. Frames are manufactured in limited quantity and with deliberate anti-logo labelling so that only people “in the know” will recognize them.

REVO

Created in 1985 and acquired by Luxottica in 1999, REVO is characterized by an innovative lens based on a technology that NASA developed for satellite portholes, offering maximum protection against ultraviolet and infrared light.

Sferoflex

Sferoflex, which joined the Group portfolio in 1981, takes its name from the patented flexible hinge enabling the temples to conform to the shape and size of the face, thus increasing the resilience of the frame itself and ensuring perfect fit.

Vogue

Launched in 1973 under the same name as the famous fashion magazine, the Vogue brand was acquired by Luxottica in 1990. Vogue models distinguish themselves through their innovative designs, their variety of colors and frames and the detailing on the temples making it an irresistible fashion accessory.

LICENSE BRANDS

Designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts and typically have terms of between three and ten years. Designer collections are developed through the collaborative efforts of Luxottica’s in-house design staff and the brand designers. Luxottica’s designer lines presently feature approximately 900 different styles.

Anne Klein
This product line targets successful professional women who place an emphasis on quality and image. The original license was entered into in 1996.

Brooks Brothers

Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the iconic features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality. The original license agreement was entered in 1992.

Bvlgari

Extending its vision of extraordinary beauty to everyday objects, Bvlgari applies the same uncompromising design and product standards to its men’s and women’s eyewear collections, recapturing magnificence and handcrafting in ladies collections décor and the technical innovation in gentlemen styles.

Burberry

Since its founding in England in 1856, Burberry has been synonymous with quality, as defined by the endurance, classicism and functionality that characterized its history. Burberry has become a leading luxury brand with a global business. The eyewear collection, under license since 2006, is inspired by innovative ready-to-wear and accessories brand’s collection, the eyewear plays with very recognizable brand icons elements for both men and women.

Chanel

In 1999, Luxottica was the first company licensed to produce Chanel eyewear products. The Chanel product line, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: style, elegance and class.

Dolce & Gabbana

Dolce & Gabbana is a luxury brand that owes its incomparable appeal to superior quality and stylistic originality. Dolce & Gabbana is the new “Made in Italy”, whose essence lies in its contrasting yet complementary features. The eyewear collection, under license since 2006, is characterized by modern, unconventional shapes, prestigious materials and sumptuous detailing.

D&G

D&G is an eclectic and contemporary brand, the expression of the metropolitan culture. The eyewear collection is under license since 2006 and emphasizes the spirit of the brand though innovative and cosmopolitan shapes and details.

Donna Karan

Under license since 2005, this product line reflects the design sensibility and spirit of the Donna Karan collection. Designed “for a woman by a woman” to offer sophisticated styling, sensuality and comfort in a modern way with identifiable detailing and quality workmanship.

DKNY

DKNY is easy-to-wear fashion with an urban mindset, the energy of New York City and its street-smart look. DKNY eyewear caters to modern, urban, fashion-conscious women and men addressing a broad range of lifestyle needs, from work to weekend, jeans to evening. The license was entered into in 2005.

Fox

Fox Eyewear collections are the result of a multi-year licensing agreement with Fox Head, Inc., a leading motocross and action sport brand based in California. Fox eyewear and ski goggles have been on the market for over five years and are currently the only brand other than Oakley to use High Definition Optics® (HDO®) technology. Fox Eyewear joined Luxottica’s brand portfolio at the end of 2007.

Miu Miu

Under license since 2003, Miu Miu is Miuccia Prada’s other soul: a brand with a very strong and autonomous identity, characterized by an avant-garde, sensual, sometimes provocative, style aimed at a trendsetter woman with a strong and independent personality.

Paul Smith

The Paul Smith Spectacles brand, which was launched in 1994, includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain’s leading fashion designers.

Polo Ralph Lauren
Under license since 2007, the brand Polo Ralph Lauren comprises the following collections:
Chaps Rooted in the rich heritage of Polo Ralph Lauren, Chaps translates the timeless style of Polo into an accessible line of easy-to-wear eyewear collection.

Polo The Polo collection focuses on refined designs, inspired by the heritage of Polo Ralph Lauren apparel. This collection features emblematic models that are classic and never out of style.

Ralph

This women’s line is an expression of the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks and vibrant colours, for a feminine, youth, flirty and fun look.

Ralph Lauren Purple Label

The Purple Label eyewear collection is the ultimate expression of modern elegance, reflecting an impeccable sense of high quality, precious materials, precise finishing and style.

Ralph Lauren
The Ralph Lauren eyewear collection embraces a timeless and sophisticated elegance that mixes the American glamour with an air of refined luxury.

Prada

The Prada license agreement was signed in 2003. Prada represents the best of Italian culture and tradition. At the same time, Prada is one of the most innovative fashion brands with an accurate attention to details and new trends: the Prada eyewear collection reflects this approach with unmistakable style, sophisticated elegance and uncompromising quality.

Salvatore Ferragamo

Under license since 1998, Salvatore Ferragamo collections are characterized by lavish attention to detail, original use of materials and creative choice of colors. From head to toe for a timeless elegance. The eyewear collection is inspired by the tradition of craftsmanship and Made in Italy design, reinterpreted in a contemporary way.

Stella McCartney

Stella McCartney is a design lifestyle brand, synonymous with modern cool. The sunglasses collection is exclusively dedicated to women to be naturally sexy and confident, combining everyday quality and sophistication, masculinity with feminine sexiness and juxtaposition to create their own distinctive look. The license was entered into in 2009.

Tiffany & Co.

Founded in 1837 in New York City, Tiffany has a rich heritage filled with celebrated events, artists and milestones that live on today in legendary style. The eyewear collection, signed for the first time with Luxottica Group, takes inspiration from the most iconic jewelry collection, celebrating stunning originality and enduring beauty.

Tory Burch

Under license since 2009, Tory Burch is an attainable luxury lifestyle brand defined by classic American sportswear with an eclectic sensibility, which embodies the personal style and spirit of its co-founder and creative director, Tory Burch.

Versace

Versace is a prestigious fashion and lifestyle brand, symbol of the Italian luxury world-wide. It is intended for men and women looking for a contemporary style that is strong in personality, sexy and sophisticated. The eyewear collection, under license since 2003, perfectly combining glamour and modern elegance, bears the distinctive details taken from the graphic language of the fashion house.

Versus
Versus is the true rock and roll soul of Versace, a line created for young women looking for a distinctive “rock-chic” style.

DISTRIBUTION

Luxottica operates in all the world’s major eyewear markets and continues to expand in emerging markets, where it has made substantial investments in the last few years and intends to expand and strengthen its distribution platform.

Direct distribution makes it possible to maintain close contact with clients and maximize the image and visibility of Luxottica brands. Further, the Group’s experience in direct operation of stores in certain of its more important countries, has given it a unique understanding of the world’s eyewear markets. All this makes it possible, among other things, to achieve tight control and strategic optimization of brand diffusion, both house and license.

Luxottica’s distribution structure is one of the Group’s main strengths. It is global, embracing retail stores and serving a wholesale distribution network of third party stores and chains.

WHOLESALE DISTRIBUTION

The wholesale distribution structure covers more than 130 countries, with over 40 directly controlled or majority owned operations in the major markets and approximately 100 independent distributors in other markets. Each wholesale subsidiary operates its own network of sales representatives who are normally retained on a commission basis. Relationships with large international, national and regional accounts are generally managed by employees.

Customers of the wholesale business are mostly retailers of mid to premium-priced eyewear, such as independent opticians, optical retail chains, specialty sun retailers, department stores and duty-free shops. In North America and other areas, the main customers also include independent optometrists, ophthalmologists and premium department stores.

Certain brands, including Oakley, are distributed also to sporting goods stores and specialty sports stores, including bike, surf, snow, skate, golf and motor sports stores.

In addition to offering some of the best brands, with a broad array of models tailored to the needs of each market, Luxottica also seeks to provide its wholesale customers with pre and post-sale services to enhance their business. These services are designed to provide customers with the best products and in a time frame and manner that best serve the Group’s customers’ needs.

Nearly a decade ago, Luxottica introduced STARS (Superior Turn Automatic Replenishment System). This business unit, which is a part of the Wholesale division, provides third party customers with an enhanced partnership service. Developed in 2002, originally under the name “Retail Service”, STARS offers management by Luxottica of the product selection activities, production and assortment planning and automatic replenishment of its products in the store: all of these activities were previously managed directly by the third party customer.

STARS provides the stores with a higher level of service, exploiting the knowledge of local markets and brands in order to present a fresh and high-turnover product, and utilizing systems, tools and state-of-the-art planning techniques to ensure an optimal inventory level at the point of sale.

When the project started in 2002, STARS managed 4 stores, growing to 100 by 2004 and maintaining a progressive growth until reaching the mark of 1,000 points of sale by the end of 2009. By the end of 2010, STARS served a total of approximately 1,500 stores in the major European markets, Latin America and Emerging Markets.

WHOLESALE

Direct operations in over 40 countries in the world (main locations are indicated below)

EUROPE	THE AMERICAS
Italy	USA
Austria	Argentina
Belgium	Brazil
Croatia	Canada
Finland	Mexico
France
Germany	ASIA-PACIFIC
Greece	Australia
Hungary	China
Ireland	India
Norway	Japan
Poland	South Korea
Portugal	Singapore
Spain
Sweden	MIDDLE EAST
Switzerland	Israel
The Netherlands
Turkey	AFRICA
United Kingdom	South Africa

RETAIL

6,350 stores managed in the world (of which 526 in franchising)

NORTH AMERICA	4,803 stores

Prescription
LensCrafters	964
Pearle Vision	726	(of which 356 in franchising)
Sears Optical	824
Target Optical	322
The Optical Shop of Aspen	24

Prescription/Sun
Oliver Peoples	7	(of which 1 in franchising)

Sun
Sunglass Hut, Sunglass Icon	1,790	(of which 12 in franchising)
ILORI	24

Sun/Clothing
Oakley Stores & Vaults	122

CENTRAL & SOUTH AMERICA	7	stores

Sun/Clothing
Oakley Stores & Vaults	7	(of which 3 in franchising)

EUROPE	161	stores

Prescription
David Clulow	43	(of which 4 in franchising)

Sun
Sunglass Hut	65
David Clulow	33

Sun/Clothing
Oakley Stores & Vaults	20	(of which 6 in franchising)

AFRICA, MIDDLE EAST	29	stores

Sun
Sunglass Hut	28	(in franchising)

Sun/Clothing
Oakley Stores & Vaults	1	(in franchising)

SOUTH AFRICA	116	stores

Sun
Sunglass Hut	116

CHINA	196	stores

Prescription
LensCrafters	191

Sun
Sunglass Hut	5

ASIA-PACIFIC AND INDIA	1,038	stores

Prescription
OPSM	404	(of which 1 in franchising)
Laubman & Pank	76
Budget Eyewear	118	(of which 11 in franchising)

Prescription/Sun
Oliver Peoples	1	(in franchising)

Sun
Sunglass Hut	291	(of which 26 in franchising)
Bright Eyes	127	(of which 75 in franchising)

Sun/Clothing
Oakley Stores & Vaults	21	(of which 1 in franchising)

RETAIL DISTRIBUTION

With a strong portfolio of retail brands, Luxottica is well positioned to reach different segments of the market. The retail portfolio offers a variety of differentiation points for consumers, including the latest in designer and high-performance sun frames, advanced lens options, advanced eye care, everyday value and high-quality vision care health benefits.

As of December 31, 2010, Luxottica’s retail business consisted of 6,350 stores.

OPTICAL RETAIL

Luxottica’s optical retail operations are anchored by leading brands such as LensCrafters and Pearle Vision in North America, and OPSM, Laubman & Pank and Budget Eyewear, which are active throughout Australia and New Zealand. The Group also has a retail presence in China, where it operates in the premium eyewear market with LensCrafters. Due to the fragmented nature of the European retail market, the Company does not operate optical retail stores in Europe outside of the United Kingdom, where it operates a network of more than 70 David Clulow stores, which sell both prescription and sun products. As of December 31, 2010, Luxottica’s optical retail business consisted of approximately 3,670 retail locations globally.

LensCrafters

As of December 31, 2010, the Group operated a retail network of 1,155 LensCrafters stores, of which 964 are in North America and the other 191 stores are in China and Hong Kong. LensCrafters is currently the largest optical retailer in North America in terms of sales.

LensCrafters stores offer a wide selection of prescription frames and sunglasses, mostly made by Luxottica, but also a wide range of lenses and optical products made by other suppliers. Points of sale are normally in high-traffic commercial malls and shopping centers and have an on-site optometrist (sometimes a Luxottica employee) so that customers can have immediate eye examinations. Most LensCrafters stores in North America also include a lens finishing laboratory, which improves the customer service level. During the last few years, Luxottica has invested in the premium aspects of the LensCrafters brand, adding additional elements such as an exclusive new store concept currently being implemented in store renovations across North America, associate training, advertising and marketing, which together represent the premium brand and future direction of LensCrafters. In 2006, Luxottica began to expand the LensCrafters brand in China by rebranding most of its stores there, which were acquired through the acquisition of three retail chains.

Pearle Vision

Acquired by Luxottica in 2004, Pearle Vision is one of the largest optical retail chains in North America. Although LensCrafters and Pearle Vision address the mid- to high-end customer bracket, their positioning is complementary. Pearle Vision focuses on the factors that made the brand a success: customers’ trust in the doctor’s experience and the quality of service they receive. Pearle Vision stores are mostly located in strip malls instead of the conventional malls where most LensCrafters and Sunglass Hut stores are located.

The successful relaunching of the Pearle Vision brand in 2004 and 2005 was centered on a return to its original values, which had made Pearle Vision the “Home of Trusted Eyecare” for generations of Americans.

As of December 31, 2010, Pearle Vision operated 370 corporate stores and had 356 franchise locations throughout North America.

Licensed Brands

Since 2004, Luxottica also operates a network of retail locations in North America operating as Sears Optical and Target Optical, known as “Licensed Brands”, which use the brand names of their respective host American department stores. These points of sale offer consumers the convenience of taking care of their optical needs while shopping at these department stores. Both brands have a precise market positioning that Luxottica has reinforced by improving service levels while strengthening their fashion reputation by offering brands such as Ray-Ban and Vogue. As of December 31, 2010, Luxottica operated 824 Sears Optical and 322 Target Optical locations throughout North America.

OPSM

OPSM, leader in the optical retail market in Australia and New Zealand operates as a leading eyewear retail brand for luxury and fashion-minded customers. In July 2010, the brand launched its new flagship store OPSM eye hub, marking the debut of a retail outlet where every customer dictates and personalizes their own shopping experience. As of December 31, 2010, Luxottica operated 326 stores and one franchise location throughout Australia. OPSM also has 43 owned stores in New Zealand, mainly in large urban areas.

Laubman & Pank

Laubman & Pank is well-known for its high quality assortment and services. Laubman & Pank’s target segment is the “independent” optical shopper looking for quality eye-care and services. During 2010, the Group continued to enhance its market positioning to ensure that the retail brand locations are appropriate for their local demographics and markets. As of December 31, 2010, Luxottica owned 76 stores throughout Australia.

Budget Eyewear

Budget Eyewear focuses on the value-oriented shopper and offers an easy selection process for frames and lens packages in a bright and modern store environment. As of December 31, 2010, Luxottica owned 93 Budget Eyewear corporate stores throughout Australia and had 11 franchise locations.

During 2010, Luxottica has also acquired Optifashion Australia Pty Limited group an optical retail chain that operates approximately 60 stores which will be re-branded under Luxottica trade names, mostly in the Western part of Australia, where the Group is not significantly present today.

EyeMed Vision Care

EyeMed Vision Care is one of the largest managed vision care operators in the United States with approximately 29 million subscribers in large- and medium-sized companies and government entities and through insurance companies. EyeMed has a network of over 24,000 locations, including opticians, ophthalmologists, optometrists and chains operated by Luxottica. EyeMed seeks to offer quality, choice, value and service excellence - all priority concerns for employers shopping for vision care programs, especially for large groups. Customers using such services benefit from the quality of the products and the wide reach of the distribution network, enjoying a broad range of choices among the numerous stores in the Group’s chains and independent optical retailers.

Lens Laboratories

Together with LensCrafters’ approximately 900 in-store labs, Luxottica operates five central lens finishing labs in North America, creating a vast network for lens production. Combining a broad presence in the market with the capacity for handling lens finishing reduces the time and cost of lens-finishing work and improves quality of service. All the labs use highly advanced technologies to meet growing demand. The cornerstone of this major production area is the laboratory located in Columbus, Ohio. Investments in technology as well as significant plans for the new Digital Surfacing Technology, have resulted in a major increase in this plant’s production capacity.

The five laboratories serve all the Pearle Vision stores, the Licensed Brand stores, Lenscrafters and a number of franchises. The labs in LensCrafters stores have been upgraded to help Sears and Pearle Vision stores (including those under Pearle Vision franchise) handle peak demand.

In addition, the Group operates Oakley optical lens laboratories in the United States, Ireland and Japan. These labs provide Oakley prescription lenses to the North and South American, European and Asian markets, respectively, enabling them to achieve expeditious delivery, better quality control and higher optical standards.

Most of the Australian laboratory needs are provided by the Eyebiz Laboratory, which became a joint venture between Luxottica and Essilor International in February 2010.

SUN AND LUXURY RETAIL

Sunglass Hut

Since the acquisition of Sunglass Hut in 2001, Luxottica has become a world leader in the specialty sunglass retail business.

As of December 31, 2010, Sunglass Hut operated a retail network of 2,295 stores worldwide, of which 2,229 corporate stores and 66 are franchise locations. The former are in North America, Asia-Pacific, Europe and South Africa, whereas the latter are in Middle East, India, the Philippines and Thailand.

Founded in the United States in 1971 to operate in department stores, Sunglass Hut gradually expanded its base of stores and kiosks in shopping malls to new retail locations on city shopping streets and in airports. Over the years, Sunglass Hut focused increasingly on selling premium sunglasses. In 2007, Luxottica developed an exclusive new store concept, which is now being extended to all prime Sunglass Hut locations around the world. This repositioning was made possible by substantial changes to the product mix allowing the chain to focus more on fashion and luxury brands, especially for women, while maintaining a varied selection of lifestyle, sport and performance sunglasses.

The chain reinforced its presence in the department store channel through long-term strategic agreements with Macy’s in the United States, Myer in Australia and Edgars in South Africa. Following a strategy to strengthen the brand equity by increasing its presence in “gateway cities”, Sunglass Hut opened, in April 2010, flagship stores in New York and London. These simultaneous openings in major cities mark an unprecedented commitment to the eyewear category and provide consumers with a fun, innovative experience that celebrates a love of fashion and shopping.

In 2011, the expansion strategy into emerging countries has driven Luxottica to an agreement pursuant to which more than 70 sun stores in Mexico have been acquired. This will enable the Group to enter the Mexican retail market, a market with great opportunities.

ILORI

ILORI is Luxottica’s high-end fashion sun retail brand, with 24 stores in North America as of December 31, 2010, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, California. ILORI caters to a different, more exclusive clientele than Sunglass Hut, offering a richer purchasing experience in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

The Optical Shop of Aspen

Founded in the 1970s, The Optical Shop of Aspen is known in the optical industry for its luxury brands for both prescription and sunglasses and its first class customer service. As of December 31, 2010, Luxottica operated 24 stores in some of the most upscale and exclusive locations throughout the United States.

Oliver Peoples

Luxottica operates six luxury retail stores under the Oliver Peoples brand. The Oliver Peoples brand retail stores only offer Oliver Peoples, Mosley Tribes and Paul Smith products. Two additional Oliver Peoples retail locations are operated under license in Tokyo and Los Angeles.

David Clulow

In Europe, Luxottica operates David Clulow, a premium optical retailer operating in the United Kingdom and Ireland, predominantly in London and the South East of the United Kingdom. The brand emphasizes service, quality and fashion. Its marketing is targeted to reinforce these brand values and build long-term relationships with customers. In addition to operating optical stores, David Clulow operates a number of sunglass concessions in upmarket department stores, further reinforcing its position as a premium brand in the United Kingdom. As of December 31, 2010, David Clulow operated 76 locations.

Bright Eyes

First established in 1985, Bright Eyes is one of Australia’s largest and fastest-growing sunglass chains, with 127 sunglass stores across the continent. As of December 31, 2010, Bright Eyes operated 52 corporate store locations and 75 franchise locations, mostly in tourist resorts and high-traffic areas.

Oakley Stores and Vaults

As of December 31, 2010, the Group operated 160 Oakley “O” Stores and Vaults worldwide, offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley “O” Stores are in major shopping centers. Oakley’s retail operations are also located in Mexico, Europe and the Asia- Pacific region.

E-commerce sites

Another important sales channel is e-commerce, including the Sunglass Hut, Oakley and Ray-Ban websites (www.sunglasshut.com, www.oakley.com, www.ray-ban.com), which are complementary to the retail operations and international distribution. The websites allow consumers to purchase products as efficiently as possible, increasing awareness of brands, improving customer service and communicating the brands’ values and essence.

OneSight, a Luxottica Foundation, is a family of charitable vision care programs dedicated to improving vision through outreach, research and education.

Since 1988 these efforts have reached more then 7 million people through the direct service delivery of eye care and eyewear and granted millions of dollars towards research and education.

During outreach activities, Luxottica employees volunteer to offer their business expertise in eye care, to deliver free screening and eyewear to disadvantaged people around the world.

OneSight is also committed to funding research to address global eye health issues and invests in the next generation of optometrists through scholarships and education.

BENEFITS FOR EMPLOYEES

OneSight connects Luxottica Group employees worldwide as they work together towards a common goal of providing clear vision to those in need.

Participation in OneSight Clinics requires intense teamwork to optimize the use of scant resources and time and, as a result, multi-cultural teams form relationships and learn that diversity may unite rather than divide. This collaboration accelerates inclusion and serves as an integrating influence on the different cultures brought into the Group through acquisitions and geographical expansion.

These efforts are possible thanks to the volunteer work of hundreds of Luxottica employees.

In 2010, over 550 employees participated in a OneSight outreach by volunteering in a Global Clinic in developing countries. This opportunity was made possible by Luxottica which donated over 44,000 hours to allow employees to participate.

Being chosen to attend a OneSight clinic is a privilege as well as an incredible opportunity for key talent development.

2010

During the course of the year, 15 projects across 11 countries were completed, allowing volunteers to help more than 149,000 patients. In addition to existing projects in India, Thailand, South Africa, Mexico and Paraguay, OneSight has successfully completed new projects in West African countries Ghana, Burkina Faso and Benin; and in China.

2010 Global Programs: People helped by geographic area	2010 Global Programs: Expenditure by geographic area

In addition to these global programs, OneSight continued to develop regional charitable programs in North America, Australia and India.

Thanks to Regional programs, OneSight volunteers have reached patients in different locations granting needed assistance.

In North America “Vision Vans”, optical labs on wheels, travelled the country providing free eye exams and new eyewear to 171,000 people across 40 cities.

Volunteers and doctors provided eyecare assistance in the Luxottica Retail stores and free vision care to schools and nursing homes reaching more than 26,000 in need.

Regional Clinics were also held in Australia and provided 6,200 individuals with free vision care and eyewear.

Significant investments are granted every year for research and education.

In 2010, the OneSight Research Foundation in North America granted $250,000 toward vision research focused on diabetic retinopathy and kids eye diseases and awarded $40,000 in scholarships to students pursuing a degree in Optometry.

In India, research and development programs have been set up with four of the most prestigious optical schools in the country.

2011 GOALS

As we look ahead, OneSight will extend the reach and quality of patient care by focusing on three key initiatives:

•      Establish new partnerships with organizations to help direct resources where they are needed most;

•      Support sustainable Eye Care Clinics that will offer year round care;

•      Increase awareness of vision care services and offer training.

During the course of 2011, OneSight is planning 16 projects within 7 countries. In addition to the already established and successful partnerships in India, Thailand, South Africa and South America, OneSight has built two innovative projects in China and The Gambia.

In China, OneSight will partner with Essilor of China and ZOC Institute in Guangzhou, in a project that on top of providing primary eye care to plant workers in the Guangzhou area, will support research to demonstrate that good vision is necessary for productivity of industry.

In The Gambia, OneSight has established a three-year partnership with Sightsavers International designed to reach 80,000 patients with sustainable vision care. The program aligns with The Gambia National Eye Care Programme. The main goals of the partnership are to develop human resources and infrastructure offering a permanent, long-lasting solution in providing refractive services.

Luxottica, in perfect harmony with OneSight volunteer, research and development activities sponsored a telethon in 2010 to raise funds for research on Leber’s congenital amaurosis, a rare retina disease.

WELFARE

Supporting the purchasing power of the employees and their families, even in difficult periods: this is the underlying reason which led Luxottica to launch an innovative system of non-monetary benefits in 2009 for its entire corporate personnel in Italy.

Despite a positive nominal increase in salaries — due to the excellent economic results of Luxottica which benefited employees through the more traditional bonus systems — the effective purchasing power of salaries has, in fact, gradually decreased.

The welfare system of Luxottica — which is jointly managed with Trade Union Organizations through a series of agreements and which includes quality indicators - was born from the conclusion that this reduction can not only be compensated through traditional actions applied to fixed or variable compensation. The key idea of the initiative was therefore the possibility of leveraging alternative tools in support of income which therefore would allow the gap between company cost and real purchasing power transferred to the employee to be entirely eliminated.

Likewise, in 2010 all workers and employees could collect — within certain sales points with stipulated agreements — a package containing primary food items with a total sales value of Euro 110. In 2010, Luxottica also signed an agreement pursuant to which all workers and employees with a permanent contract will benefit from health insurance.

In order to help employees with children, Luxottica also built a nursery school in Sedico (Belluno) and reimbursed the families for any costs sustained for the purchase of text books in middle and high schools as well as universities.

More initiatives will be launched in 2011. The resources Luxottica will be allocating to the Welfare system, will be proportional to the capacity of the entire production in order to achieve better and better quality results, a determining factor in the excellence and distinctiveness of Italian craftsmanship in the world market.

The initiative is jointly managed with the trade unions and demonstrates the consolidated and constructive relationship which exists at the national and territorial level between Luxottica and worker representatives: Luxottica has therefore created a Governance Committee for the project along with the trade unions. This is a joint committee whose task is to identify, propose and share program operations; a Technical and Scientific Committee works along with this committee and implements socio-economic and financial analyses which are useful in order to most effectively assess the allocation of funds.

By means of the welfare program, Luxottica has therefore positioned itself as a pioneer within the realm of a new system of industrial relations which pursues the strengthening of the productive system and the improvement of real compensation for all workers while also promoting services for the workers themselves.

MANAGEMENT REPORT

MANAGEMENT REPORT

1. OPERATING PERFORMANCE FOR THREE MONTHS AND YEAR ENDED DECEMBER 31, 2010

Thanks to the strong growth enjoyed throughout all quarters of the year, total net sales for 2010 reached the unprecedented figure of Euro 5.8 billion — never before seen in the history of Luxottica — as compared with Euro 5.1 billion for 2009 (+13.8 percent at current exchange rates and 7.1 percent at constant exchange rates (1)).

The year’s operating performance once again confirmed the success of Luxottica’s strategy to increase profitability. More specifically, adjusted EBITDA (2) for 2010 recorded significant growth (+20.7 percent over 2009), reaching Euro 1,034.2 million. The adjusted EBITDA margin (3) increased from 16.8 percent in 2009 to 17.8 percent in 2010. In the fourth quarter of 2010, adjusted EBITDA showed a 32.7 percent increase from the same period of the previous year, reaching Euro 192.8 million, with an adjusted EBITDA margin of 14.3 percent (12.6 percent in the fourth quarter of 2009).

Growth in adjusted income from operations (4) for 2010, amounting to Euro 732.6 million, was even more marked, with +28.3 percent from the figure recorded at the end of 2009. The Group’s adjusted operating margin (5) increased from 11.2 percent for 2009 to 12.6 percent for 2010. In the fourth quarter of the year, adjusted income from operations (4) was Euro 116.6 million as compared with Euro 74.0 million recorded for the same period of the previous year (+57.5 percent), with an adjusted operating margin (5) up from 6.4 percent for 2009 to 8.7 percent for 2010.

The income from operations of the Wholesale segment in 2010 amounted to Euro 461.9 million (+29.7 percent over 2009), with an operating margin of 20.7 percent (+250 bps as compared with the previous year). In the fourth quarter of 2010, the segment recorded operating income of Euro 89.6 million, +49.5 percent as compared with the same period of 2009, with an operating margin of 17.5 percent (13.4 percent in the fourth quarter of 2009).

In 2010 the Retail segment recorded an income from operations of Euro 424.4 million, up by 17.6 percent over 2009, with an operating margin of 11.9 percent (+40 bps). In the fourth quarter of 2010, operating income was Euro 70.5 million, +40.8 percent from the same period of the previous year, with an operating margin of 8.5 percent, +140 bps.

Adjusted net income attributable to Luxottica Group Stockholders (6) for 2010 amounted to Euro 402.7 million, up 34.6 percent from Euro 299.1 million for last year, corresponding to an adjusted Earnings per Share (EPS) (7) of Euro 0.88. In the fourth quarter of 2010, adjusted net income attributable to Luxottica Group Stockholders (6) almost doubled, going from Euro 29.3 million in 2009 to Euro 55.6 million (+90.1 percent) in 2010.

By carefully controlling working capital, the Group generated strong free cash flow (8), reaching Euro 616 million in 2010. Free cash flow generated over the last two years therefore reached Euro 1.3 billion. As a result, net debt as of December 31, 2010 decreased further, falling to Euro 2,111 million (Euro 2,337 million at the end of 2009), and the ratio of net debt to adjusted EBITDA (9) was 2.0x, as compared with 2.7x at end of 2009. For 2011, a further decrease in financial leverage is expected.

(1)          We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the year ended December 31, 2010. Please refer to the attachment to the notes to the consolidated financial statements as of December 31, 2010, for further details on exchange rates.

(2)          For a further discussion of adjusted EBITDA, see page 64 and subs. — “Non-IAS/IFRS Measures”.

(3)          For a further discussion of adjusted EBITDA margin, see page 64 and subs. — “Non-IAS/IFRS Measures”.

(4)          For a further discussion of adjusted income from operations, see page 64 and subs. — “Non-IAS/IFRS Measures”.

(5)          For a further discussion of adjusted operating margin, see page 64 and subs. — “Non-IAS/IFRS Measures”.

(6)          For a further discussion of adjusted net income attributable to Luxottica Group Stockholders, see page 64 and subs. —“Non-IAS/IFRS Measures”.

(7)          For a further discussion of adjusted EPS, see page 64 and subs. — “Non-IAS/IFRS Measures”.

(8)          For a further discussion of free cash flow, see page 64 and subs. — “Non-IAS/IFRS Measures”.

(9)          For a further discussion of net debt and the ratio of net debt to adjusted EBITDA, see page 64 and subs. — “Non-IAS/IFRS Measures”.

2. SIGNIFICANT EVENTS DURING THE YEAR ENDED DECEMBER 31, 2010

January

On January 29, 2010, our subsidiary Luxottica U.S. Holdings Corp. (“U.S. Holdings”) completed a private placement of US$ 175 million of senior unsecured guaranteed notes, issued in three series (Series D, Series E and Series F). The aggregate principal amount is US$ 50 million for each of the Series D and Series E Notes and US$ 75 million for the Series F Notes. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The proceeds from the Notes were used for general corporate purposes.

February

On February 8, 2010, we announced that we formed a long-term joint venture for the Australian and New Zealand markets with Essilor International. The joint venture manages Eyebiz Pty Limited, Luxottica’s Sydney-based optical lens finishing laboratory, which, as a result of this alliance, is majority-controlled by Essilor. Eyebiz supplies all of our retail optical outlets in Australia and New Zealand: OPSM, Budget Eyewear and Laubman & Pank.

March

On March 31, 2010, we announced a three-year renewal of our exclusive license agreement with Jones Apparel Group for the design, production and global distribution of prescription frames and sunglasses under the Anne Klein New York brand. The new agreement, which is substantially unchanged from the previous agreement, extends the license through December 2012, with a provision for a further renewal.

On March 31, 2010, we announced a five-year extension of the license agreement with Retail Brand Alliance, Inc. for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc., which is controlled by Claudio Del Vecchio, one of our directors. The term of the new agreement is through December 2014, with an option for a further five-year extension under the same terms. The terms were substantially unchanged from those of the previous agreement.

April

On April 16, 2010, we announced that starting with fiscal year 2010 and for all future reporting periods we will report in all financial communications, including reports to the United States Securities and Exchange Commission (the “SEC”), our financial results in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IAS/IFRS”). Up to and including the 2009 fiscal year, we had been reporting our financial results in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).

Since 2005, we have also been preparing consolidated financial statements in Italy in accordance with IFRS as required by Italian law and have provided the financial community with a reconciliation of our U.S. GAAP and IFRS results on a quarterly basis.

At the Stockholders’ Meeting on April 29, 2010, the stockholders approved the distribution of a cash dividend of Euro 0.35 per ordinary share, reflecting a year-over-year 59 percent increase. The aggregate dividend amount was approximately Euro 160 million.

May

On May 27, 2010, we announced a ten-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Bvlgari brand. The term of the new agreement is from January 1, 2011 to December 31, 2020.

In May 2010, we completed the acquisition of the 35.16 percent interest held by minority stockholders in Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi, (“Luxottica Turkey”) our Turkey-based subsidiary, for approximately Euro 61.8 million, bringing our ownership in this subsidiary to 100 percent.

July

On July 30, 2010, we completed the acquisition of the 34.0 percent interest held by minority stockholders in Sunglass Hut (UK) Limited, one of our English subsidiaries, for approximately GBP 27.8 million, bringing our ownership in this subsidiary to 100 percent.

September

On September 30, 2010, the Company closed a private placement of Euro 100 million senior unsecured guaranteed notes, issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010. The proceeds from the Notes, were used for general corporate purposes.

October

On October 5, 2010, Luxottica Group S.p.A. announced the signing of a license agreement with Coach Inc. for the design, manufacturing and global distribution of sun and prescription eyewear under the Coach, Coach Poppy and Reed Krakoff brands. Distribution of Coach eyewear collections will be through Coach stores across the world, through select department stores primarily in North America, Japan, China and other countries in East Asia as well as through select travel retail locations, independent optical locations and Luxottica’s retail chains. The agreement, which includes a renewal option, will begin on January 2012 and the first collection will be presented during 2012.

November

On November 10, 2010, the Company issued senior long-term notes to institutional investors (Eurobond dated November 10, 2015) for an aggregate principal amount of Euro 500 million. The notes mature on November 10, 2015 and the fixed gross coupon is equal to 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group’s debt.

3. FINANCIAL RESULTS

We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 5.8 billion in 2010, approximately 62,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 4 to the Notes to the Consolidated financial statements as of December 31, 2010 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley “O” Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = US$ 1.3947 in 2009 to Euro 1.00 = US$ 1.3257 in 2010. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations are susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 — IN ACCORDANCE WITH IAS/IFRS

	Years ended December 31,
(thousands of Euro)	2010	% of net sales	2009	% of net sales
Net sales	5,798,035	100.0%	5,094,318	100.0%
Cost of sales	1,990,205	34.3%	1,762,591	34.6%
Gross profit	3,807,831	65.7%	3,331,727	65.4%

Selling	1,896,521	32.7%	1,691,801	33.2%
Royalties	99,606	1.7%	100,623	2.0%
Advertising	371,852	6.4%	311,938	6.1%
General and administrative	727,693	12.6%	656,280	12.9%
Total operating expenses	3,095,672	53.4%	2,760,642	54.2%
Income from operations	712,159	12.3%	571,085	11.2%

Other income/(expense)
Interest income	8,494	0.1%	6,887	0.1%
Interest expense	(106,987)	(1.8)%	(109,132)	(2.1)%
Other — net	(8,130)	(0.1)%	(4,056)	(0.1)%
Income before provision for income taxes	605,535	10.4%	464,784	9.1%
Provision for income taxes	(218,219)	(3.8)%	(159,888)	(3.1)%
Net income from continuing operations	387,315	6.7%	304,896	6.0%
Discontinued operations	19,944	0.3%	—	—
Net income	407,258	7.0%	304,896	6.0%
Attributable to:
– Luxottica Group stockholders	402,187	6.9%	299,122	5.9%
– non-controlling interests	5,072	0.1%	5,774	0.1%
NET INCOME	407,258	7.0%	304,896	6.0%

ADJUSTED MEASURES(10)

(thousands of Euro)	2010	% of net sales	2009	% of net sales	% change
Adjusted income from operations	732,590	12.6%	571,085	11.2%	28.3%
Adjusted EBITDA	1,034,220	17.8%	856,530	16.8%	20.7%
Adjusted net income attributable to Luxottica Group Stockholders	402,675	6.9%	299,122	5.9%	34.6%

(10)         Adjusted measures are not in accordance with IAS/IFRS. For a further discussion of adjusted measures, see page 64 and subs. — “Non-IAS/IFRS Measures”.

Net sales. Net sales increased by Euro 703.7 million, or 13.8 percent, to Euro 5,798.0 million in 2010 from Euro 5,094.3 million in 2009. Euro 281.1 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in 2010 as compared to 2009 and to increased sales in the retail distribution segment of Euro 422.6 million for the same period.

Net sales for the retail distribution segment increased by Euro 422.6 million, or 13.5 percent, to Euro 3,561.6 million in 2010, from Euro 3,139.0 million in 2009. The increase in net sales for the period was partially attributable to a 4.4 percent improvement in comparable store sales (11). In particular, we saw a 6.7 percent increase in comparable store sales (11) for the North American retail operations, which was partially offset by a 10.6 percent decrease in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 237.2 million.

Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 281.1 million, or 14.4 percent, to Euro 2,236.4 million in 2010 from Euro 1,955.3 million in 2009. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Chanel, Ralph Lauren and Bvlgari. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular a strengthening of the U.S. dollar and Australian dollar and other minor currencies, including but not limited to the Brazilian Real, the Canadian dollar and the Japanese Yen, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 104.1 million.

In 2010, net sales in the retail distribution segment accounted for approximately 61.4 percent of total net sales, as compared to approximately 61.6 percent of total net sales in 2009.

In 2010 and 2009, net sales in our retail distribution segment in the United States and Canada comprised 82.6 percent of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 7.9 percent to US$ 3,900.3 million in 2010, from US$ 3,614.5 million in 2009, due to sales volume increases. During 2010, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 17.4 percent of our total net sales in the retail distribution segment and increased by 13.2 percent to Euro 619.6 million in 2010, from Euro 547.3 million, or 17.4 percent of our total net sales in the retail distribution segment in 2009, mainly due to positive currency fluctuation effects.

In 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,059.9 million, comprising 47.4 percent of our total net sales in this segment, compared to Euro 977.9 million, or 50.0 percent of total net sales in the segment in 2009. The increase in net sales in Europe of Euro 82.0 million in 2010 as compared to 2009 constituted a 8.4 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were US$ 715.8 million and comprised 24.1 percent of our total net sales in this segment in 2010, compared to US$ 664.9 million, or 24.4 percent of total net sales in the segment in 2009. The increase in net sales in the United States and Canada in 2010 compared to 2009, was primarily due to a general increase in consumer demand. In 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 636.5 million, comprising 28.5 percent of our total net sales in this segment, compared to Euro 500.7 million, or 25.6 percent of our net sales in this segment in 2009. The increase of Euro 135.9 million, or 27.1 percent, in 2010 as compared to 2009, was due to the positive effect of currency fluctuations as well as an increase in consumer demand.

Cost of sales. Cost of sales increased by Euro 227.6 million, or 12.9 percent, to Euro 1,990.2 million in 2010 from Euro 1,762.6 million in 2009, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales was at 34.3 percent and 34.6 percent in 2010 and 2009, respectively. In 2010, the average number of frames produced daily in our facilities increased to approximately 235,000 as compared to approximately 208,000 in 2009, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

(11)         Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

Gross profit. Our gross profit increased by Euro 476.1 million, or 14.3 percent, to Euro 3,807.8 million in 2010 from Euro 3,331.7 million in 2009. As a percentage of net sales, gross profit was at 65.7 percent and 65.4 percent in 2010 and 2009, respectively, due to the factors noted above.

Operating expenses. Total operating expenses increased by Euro 335.0 million, or 12.1 percent, to Euro 3,095.7 million in 2010 from Euro 2,760.6 million in 2009, in line with the increase of net sales in the period. As a percentage of net sales, operating expenses decreased to 53.4 percent in 2010 from 54.2 percent in 2009.

Selling and advertising expenses (including royalty expenses) increased by Euro 263.6 million, or 12.5 percent, to Euro 2,368.0 million in 2010 from Euro 2,104.4 million in 2009. Selling expenses increased by Euro 204.7 million, or 12.1 percent. Advertising expenses increased by Euro 59.9 million, or 19.2 percent. Royalties decreased by Euro 1.0 million, or 1.0 percent. As a percentage of net sales, selling and advertising expenses decreased to 40.8 percent in 2010, compared to 41.3 percent in 2009, mainly due to the increase in net sales in relation to the fixed portion of selling expenses, such as occupancy costs and fixed employee selling costs.

General and administrative expenses, including intangible asset amortization, increased by Euro 71.4 million, or 10.9 percent, to Euro 727.7 million in 2010 as compared to Euro 656.3 million in 2009, mainly due to currency fluctuation effects and to the impairment charge totaling approximately Euro 20 million on the goodwill allocated to the retail segment.

Income from operations. For the reasons described above, income from operations increased by Euro 141.1 million, or 24.7 percent, to Euro 712.2 million in 2010 from Euro 571.1 million in 2009. As a percentage of net sales, income from operations increased to 12.3 percent in 2010 from 11.2 percent in 2009. Adjusted income from operations increased by Euro 161.5 million, or 28.3 percent, to Euro 732.6 million in 2010 from Euro 571.1 million in 2009. As a percentage of net sales, adjusted income from operations increased to 12.6 percent in 2010 from 11.2 percent in 2009.

Other income — Net. Other income (expense) — net was Euro (106.6) million in 2010 as compared to Euro (106.3) million in 2009. Net interest expense was Euro 98.5 million in 2010 as compared to Euro 102.2 million in 2009.

Net income. Income before taxes increased by Euro 140.8 million, or 30.3 percent, to Euro 605.5 million in 2010, from Euro 464.8 million in 2009, for the reasons described above. As a percentage of net sales, income before taxes increased to 10.4 percent in 2010, from 9.1 percent in the same period of 2009. Net income attributable to non-controlling interests decreased to Euro 5.1 million in 2010 as compared to Euro 5.8 million in 2009. Discontinued operations were Euro 19.9 million and related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which either settled or expired. Our effective tax rate was 36.0 percent and 34.4 percent in 2010 and 2009, respectively. Adjusted income before taxes (12) increased by Euro 161.2 million, or 34.7 percent, to Euro 626.0 million in 2010, from Euro 464.8 million in 2009, for the reasons described above. As a percentage of net sales, adjusted income before taxes increased to 10.8 percent in 2010, from 9.1 percent in the same period of 2009. Our adjusted effective tax rate was 34.9 percent and 34.4 percent in 2010 and 2009, respectively.

Net income attributable to Luxottica Group stockholders increased by Euro 103.1 million, or 34.5 percent, to Euro 402.2 million in 2010, from Euro 299.1 million in 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 6.9 percent in 2010, from 5.9 percent in 2009. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 103.6 million, or 34.6 percent, to Euro 402.7 million in 2010, from Euro 299.1 million in 2009. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 6.9 percent in 2010, from 5.9 percent in 2009.

Basic earnings per share from continuing operations were Euro 0.83 in 2010 as compared to Euro 0.65 in 2009. Basic earnings per share were Euro 0.88 in 2010 as compared to Euro 0.65 in 2009. Diluted earnings per share from continuing operations were Euro 0.83 in 2010 as compared to Euro 0.65 in 2009. Diluted earnings per share were Euro 0.87 in 2010 as compared to Euro 0.65 in 2009. Adjusted basic earnings (13) per share were Euro 0.88 in 2010 as compared to Euro 0.65 in 2009. Adjusted diluted earnings (14) per share were Euro 0.87 in 2010 as compared to Euro 0.65 in 2009.

(12)         For a further discussion on adjusted income before taxes, see page 64 and subs. — “Non-IAS/IFRS Measures”.

(13)         For a further discussion of adjusted basic earnings per share, see page 64 and subs. — “Non-IAS/IFRS Measures”.

(14)         For a further discussion of adjusted diluted earningsper share, see page 64 and subs. — “Non-IAS/IFRS Measures”.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010 AND 2009 — IN ACCORDANCE WITH IAS/IFRS

	Three months ended December 31,
(thousands of Euro)	2010	% of net sales	2009	% of net sales
Net sales	1,346,493	100.0%	1,157,085	100.0%
Cost of sales	460,810	34.2%	410,111	35.4%
Gross profit	885,683	65.8%	746,974	64.6%

Selling	468,728	34.8%	410,511	35.5%
Royalties	25,094	1.9%	26,114	2.3%
Advertising	85,397	6.3%	66,527	5.7%
General and administrative	210,316	15.6%	169,786	14.7%
Total operating expenses	789,535	58.6%	672,939	58.2%
Income from operations	96,147	7.1%	74,035	6.4%

Other income/(expense)
Interest income	2,669	0.2%	2,565	0.2%
Interest expense	(28,487)	(2.1)%	(29,825)	(2.6)%
Other — net	(2,258)	(0.2)%	(2,151)	(0.2)%
Income before provision for income taxes	68,072	5.1%	44,625	3.9%
Provision for income taxes	(32,017)	(2.4)%	(14,580)	(1.3)%
Net income from continuing operations	36,054	2.7%	30,044	2.6%
Discontinued operations	19,944	1.5%	—	—
Net income	55,998	4.2%	30,044	2.6%
Attributable to:
– Luxottica Group stockholders	55,111	4.1%	29,253	2.5%
– non-controlling interests	887	0.1%	791	0.1%
NET INCOME	55,998	4.2%	30,044	2.6%

ADJUSTED MEASURES (15)

(thousands of Euro)	Q4 2010	% of net sales	Q4 2009	% of net sale	% change
Adjusted income from operations	116,578	8.7%	74,035	6.4%	57.5%
Adjusted EBITDA	192,766	14.3%	145,268	12.6%	32.7%
Adjusted net income attributable to Luxottica Group Stockholders	55,599	4.1%	29,254	2.5%	90.1%

(15)             Adjusted measures are not in accordance with IAS/IFRS. For a further discussion of adjusted measures, see page 43 — “Non-IAS/IFRS Measures”.

Net sales. Net sales increased by Euro 189.4 million, or 16.4 percent, to Euro 1,346.5 million during the three-month period ended December 31, 2010, from Euro 1,157.1 million in the same period of 2009. Euro 64.6 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment during the three-month period ended December 31, 2010 as compared to the same period in 2009 and to the increase in net sales in the retail distribution segment of Euro 124.8 million for the same period.

Net sales for the retail distribution segment increased by Euro 124.8 million, or 17.6 percent, to Euro 833.0 million during the three-month period ended December 31, 2010, from Euro 708.2 million in the same period in 2009. The increase in net sales for the period was partially attributable to an approximately 6.0 percent improvement in comparable store sales. In particular, we saw an 8.3 percent increase in comparable store sales for the North American retail operations, which was partially offset by a 6.0 percent decrease in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 83.3 million.

Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 64.6 million, or 14.4 percent, to Euro 513.5 million during the three-month period ended December 31, 2010, from Euro 448.9 million in the same period in 2009. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Chanel, Ralph Lauren and Tiffany. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular a strengthening of the U.S. dollar and Australian dollar as well as other minor currencies, including but not limited to the Brazilian Real, the Japanese Yen and the South African Rand compared to the Euro, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 31.3 million.

During the three-month period ended December 31, 2010, net sales in the retail distribution segment accounted for approximately 61.9 percent of total net sales as compared to approximately 61.2 percent of total net sales for the same period in 2009. This increase in sales for the retail distribution segment as a percentage of total net sales in the three-month period ended December 31, 2010 was primarily attributable to a 17.6 percent increase in net sales to the retail distribution segment as compared to the same period of 2009, which exceeded an increase of 14.4 percent in our manufacturing and wholesale distribution segment as compared to the same period of 2009.

During the three-month period ended December 31, 2010, net sales in our retail distribution segment in the United States and Canada comprised 80.3 percent of our total net sales in this segment as compared to 78.8 percent of our total net sales in the same period of 2009. In U.S. dollars, retail net sales in the United States and Canada increased by 9.1 percent to US$ 912.7 million during the three-month period ended December 31, 2010, from US$ 836.5 million for the same period in 2009, due to sales volume increases. During the three-month period ended December 31, 2010, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 19.7 percent of our total net sales in the retail distribution segment and increased by 9.2 percent to Euro 163.7 million during the three-month period ended December 31, 2010, from Euro 149.9 million, or 21.2 percent, for the same period in 2009, mainly due to positive currency fluctuation effects.

During the three-month period ended December 31, 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 221.7 million, comprising 43.2 percent of our total net sales in this segment, compared to Euro 211.6 million, or 47.1 percent of total net sales in the segment, in the same period in 2009. The increase in net sales in Europe of Euro 10.2 million, or 4.8 percent, during the three-month period ended December 31, 2010, compared to the same period of 2009, was primarily due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were US$ 157.1 million and comprised 22.4 percent of our total net sales in this segment during the three-month period ended December 31, 2010, compared to US$ 144.7 million, or 21.4 percent of total net sales in the segment, in the same period of 2009. The increase in net sales in the United States and Canada of US$ 12.3 million, or 8.5 percent, during the three-month period ended December 31, 2010, compared to the same period of 2009, was primarily due to a general increase in consumer demand. During the three-month period ended December 31, 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 176.8 million, comprising 34.4 percent of our total net sales in this segment, compared to Euro 141.3 million in the same period of 2009, or 31.5 percent of our net sales in this segment, which increase was primarily due to a general increase in consumer demand as well as positive currency fluctuation effects.

Cost of sales. Cost of sales increased by Euro 50.7 million, or 12.4 percent, to Euro 460.8 million during the three-month period ended December 31, 2010, from Euro 410.1 million in the same period of 2009. As a percentage of net sales, cost of sales decreased to 34.2 percent during the three-month period ended December 31, 2010 as compared to 35.4 percent in the same period of 2009, primarily due to the positive effect of the selling price mix, that resulted from increased sales of higher margin products. During the three-month period ended December 31, 2010, the average number of frames produced daily in our facilities increased to approximately 228,200 as compared to 218,300 in the same period of 2009, which was attributable to increased production in all manufacturing facilities except for the manufacturing facility in California, in response to an overall increase in demand.

Gross profit. Our gross profit increased by Euro 138.7 million, or 18.6 percent, to Euro 885.7 million during the three-month period ended December 31, 2010, from Euro 747.0 million in the same period of 2009. As a percentage of net sales, gross profit increased to 65.8 percent during the three-month period ended December 31, 2010, from 64.6 percent in the same period of 2009, due to the factors noted above.

Operating expenses. Total operating expenses increased by Euro 116.6 million, or 17.3 percent, to Euro 789.5 million during the three-month period ended December 31, 2010, from Euro 672.9 million in the same period of 2009, in line with the increase in net sales occurred in the period. As a percentage of net sales, operating expenses increased to 58.6 percent during the three-month period ended December 31, 2010, from 58.2 percent in the same period of 2009, primarily due to an increase in sales while maintaining strong cost controls over general and administrative expenses.

Selling and advertising expenses (including royalty expenses) increased by Euro 76.1 million, or 15.1 percent, to Euro 579.2 million during the three-month period ended December 31, 2010, from Euro 503.2 million in the same period of 2009. Selling expenses increased by Euro 58.2 million, or 14.2 percent. Advertising expenses increased by Euro 18.9 million, or 28.4 percent. Royalties decreased by Euro 1.0 million, or 3.9 percent. As a percentage of net sales, selling and advertising expenses were at 43.0 percent during the three-month period ended December 31, 2010, compared to 43.5 percent for the same period of 2009.

General and administrative expenses, including intangible asset amortization, increased to Euro 210.3 million during the three-month period ended December 31, 2010, compared to Euro 169.8 million in the same period of 2009. The increase is mainly due to the an impairment charge totaling approximately Euro 20 million on the goodwill allocated to the retail segment. As a percentage of net sales, general and administrative expenses decreased from 14.7 percent in 2009 to 15.6 percent in 2010.

Income from operations. For the reasons described above, income from operations increased by Euro 22.1 million, or 29.9 percent, to Euro 96.1 million during the three-month period ended December 31, 2010, from Euro 74.0 million in the same period of 2009. As a percentage of net sales, income from operations increased to 7.1 percent during the three-month period ended December 31, 2010, from 6.4 percent in the same period of 2009. Adjusted income from operations increased by Euro 42.6 million, or 57.5 percent, to Euro 116.6 million during the three-month period ended December 31, 2010, from Euro 74.0 million in the same period of 2009. As a percentage of net sales, income from operations increased to 8.7 percent during the three-month period ended December 31, 2010, from 6.4 percent in the same period of 2009.

Other income (expense) — Net. Other income (expense) — net was Euro (28.1) million during the three-month period ended December 31, 2010, compared to Euro (29.4) million in the same period of 2009. Net interest expense decreased to Euro 25.8 million during the three-month period ended December 31, 2010, compared to Euro 27.3 million in the same period of 2009.

Net income. Income before taxes increased by Euro 23.4 million, or 52.5 percent, to Euro 68.1 million during the three-month period ended December 31, 2010, from Euro 44.6 million in the same period of 2009, for the reasons described above. As a percentage of net sales, income before taxes increased to 5.1 percent during the three-month period ended December 31, 2010, from 3.9 percent in the same period of 2009. Net income attributable to non-controlling interests increased to Euro 0.9 million during the three-month period ended December 31, 2010, compared to Euro 0.8 million in the same period of 2009. Our effective tax rate was 47.0 percent during the three-month period ended December 31, 2010, compared to 32.7 percent in the same period of 2009. Adjusted income before taxes increased by Euro 43.9 million, or 98.3 percent, to Euro 88.5 million during the three-month period ended December 31, 2010, from Euro 44.6 million in the same period of 2009. As a percentage of net sales, income before taxes increased to 6.6 percent during the three-month period ended December 31, 2010, from 3.9 percent in the same period of 2009. Our adjusted effective tax rate was 36.2 percent during the three-month period ended December 31, 2010, compared to 32.7 percent in the same period of 2009.

Net income attributable to Luxottica Group stockholders increased by Euro 25.9 million, or 88.4 percent, to Euro 55.1 million during the three-month period ended December 31, 2010, from Euro 29.3 million in the same period of 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 4.1 percent during the three-month period ended December 31, 2010, from 2.5 percent in the same period of 2009. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 26.3 million, or 90.1 percent, to Euro 55.6 million during the three-month period ended December 31, 2010, from Euro 29.3 million in the same period of 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 4.1 percent during the three-month period ended December 31, 2010, from 2.5 percent in the same period of 2009.

Basic and diluted earnings per share from continuing operations were Euro 0.08 during the three-month period ended December 31, 2010 as compared to Euro 0.06 in the same period of 2009. Basic and diluted earnings per share were Euro 0.12 during the three-month period ended December 31, 2010, compared to Euro 0.06 in the same period of 2009. Adjusted basic earnings per share were Euro 0.12 during the three-month period ended December 31, 2010, compared to Euro 0.06 in the same period of 2009. Adjusted diluted earnings per share were Euro 0.12 during the three-month period ended December 31, 2010, compared to Euro 0.06 in the same period of 2009.

OUR CASH FLOWS

The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows:

		As of December 31,
(thousands of Euro)		2010	2009
A)	Cash and cash equivalents at the beginning of the period	380,081	288,450
B)	Cash provided by operating activities	831,633	903,488
C)	Cash used in investing activities	(367,283)	(229,269)
D)	Cash used in financing activities	(167,700)	(373,473)
	Change in bank overdrafts	(18,563)	(226,566)
	Effect of exchange rate changes on cash and cash equivalents	21,684	17,452
E)	Net change in cash and cash equivalents	299,771	91,632
F)	Cash and cash equivalents at the end of the period	679,852	380,081

Operating activities. The Company’s net cash provided by operating activities was Euro 831.6 million, and Euro 903.5 million for 2010 and 2009.

Depreciation and amortization were Euro 322.1 million in 2010 as compared to Euro 285.4 million in 2009. The increase in depreciation and amortization in 2010 as compared to 2009 is primarily attributable to a non-recurring impairment charge totaling approximately Euro 20 million.

Non-cash stock-based compensation expense was Euro 32.9 million in 2010 as compared to Euro 24.9 million in 2009. The increase in 2010 as compared to 2009 is mainly due to expense related to the new stock option plan granted in 2010 for approximately Euro 5.1 million.

The change in accounts receivable was Euro (1.6) million in 2010 as compared to Euro 25.7 million in 2009. This change in 2010 as compared to 2009 was primarily due to an increase in sales volume in 2010 as compared to 2009. The inventory change was Euro (36.5) million in 2010 as compared to Euro 46.7 million in 2009. The change in 2010 as compared to 2009 was mainly due to increased production in our Chinese manufacturing facilities. The change in accounts payable was Euro 86.7 million in 2010 as compared to Euro 27.5 million in 2009. The change in 2010 as compared to 2009 was mainly due to better payment terms with the vendors in 2009, which continued to show their positive effects in 2010 as well. The change in prepaid/accrued expenses and other was Euro (21.1) million in 2010 as compared to Euro 180.0 million in 2009. The change in 2010 as compared to 2009 was mainly due to the timing of payments to tax authorities by certain U.S. subsidiaries of the Company which are expected to be utilized during the first half of 2011. The change in 2009 is mainly due to the collection of certain U.S. tax receivables for approximately Euro 44.5 million and the utilization of tax prepayments of Euro 57.8 million to offset the tax payments which came due during 2009. The change in income taxes payable was Euro 32.5 million in 2010 as compared to Euro (16.7) million in 2009. The change in 2010 as compared to 2009 was primarily attributable to higher taxable income in 2010 which resulted in an increase in the income tax payable as compared to the same period of 2009.

Investing activities. The Company’s net cash used in investing activities was Euro (367.3) million and Euro (229.3) million in 2010 and 2009, respectively. The cash used in investing activities primarily consisted of (i) Euro (230.4) million in capital expenditures in 2010 as compared to Euro (200.4) million in the same period of 2009, (ii) Euro (20.7) million for the payment of the second installment of the purchase price for the acquisition of a 40 percent investment in Multiopticas Internacional S.L., which occurred in 2010, (iii) Euro (61.8) million for the purchase of the remaining non-controlling interests in Luxottica Turkey, which occurred in 2010, and (iv) Euro (32.4) million for the purchase of the remaining non-controlling interests of Sunglass Hut (UK), which occurred in 2010.

Financing activities. The Company’s net cash provided by/(used in) financing activities was Euro (167.6) million and Euro (373.5) million in 2010 and 2009 respectively. Cash used in financing activities in 2010 mainly related to proceeds of Euro 881.7 million from long-term debt borrowings, the repayment of maturing outstanding debt for Euro (930.4) million and aggregate dividend payments to stockholders of Euro (169.8) million. In 2009, cash used in financing activities mainly related to proceeds of Euro 987.7 million from long-term debt borrowings, the repayment of bank borrowings for Euro (57.4) million and the maturing of outstanding debt of Euro (1,215.0) million and aggregate dividend payments to stockholders of Euro (103.5) million.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION — IN ACCORDANCE WITH IAS/IFRS

(thousands of Euro)	December 31, 2010	December 31, 2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	679,852	380,081
Accounts receivable — net	655,892	618,884
Inventories — net	590,036	524,663
Other assets	226,759	198,365
Total current assets	2,152,539	1,721,993

NON CURRENT ASSETS:
Property, plant and equipment — net	1,229,130	1,149,972
Goodwill	2,890,397	2,688,835
Intangible assets — net	1,155,007	1,149,880
Investments	54,083	46,317
Other assets	148,125	147,591
Deferred tax assets	364,299	356,706
Total non-current assets	5,841,040	5,539,301

TOTAL ASSETS	7,993,579	7,261,294

LIABILITIES AND STOCKHOLDERS’ EQUITY

(thousands of Euro)	December 31, 2010	December 31, 2009

CURRENT LIABILITIES:
Short-term borrowings	158,648	148,951
Current portion of long-term debt	197,566	166,279
Accounts payable	537,742	434,604
Income taxes payable	60,067	11,204
Other liabilities	549,280	554,136
Total current liabilities	1,503,303	1,315,174

NON-CURRENT LIABILITIES:
Long-term debt	2,435,071	2,401,796
Liability for termination indemnity	45,363	44,633
Deferred tax liabilities	429,848	396,048
Other liabilities	310,590	350,028
Total non-current liabilities	3,220,872	3,192,505

STOCKHOLDERS’ EQUITY:
Luxottica Group stockholders’ equity	3,256,375	2,737,239
Non-controlling interests	13,029	16,376

Total stockholders’ equity	3,269,404	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	7,993,579	7,261,294

As of December 31, 2010, total assets increased by Euro 732.3 million to Euro 7,993.6 million, compared to Euro 7,261.3 million as of December 31, 2009.

In 2010, non-current assets increased by Euro 301.7 million, due to increases in net intangible assets including goodwill of Euro 206.7 million, property, plant and equipment — net of Euro 79.2 million, deferred tax assets of Euro 7.6 million, investments of Euro 7.8 million and other assets of Euro 0.5 million.

The increase in net intangible assets (including goodwill) was primarily due to the positive effects of foreign currency fluctuations of Euro 287.6 million, partially offset by the amortization for the period of Euro 107.2 million.

The increase in property, plant and equipment was primarily due to positive currency fluctuation effects of Euro 75.0 million and additions during the period of Euro 230.4 million, partially offset by depreciation of Euro 214.9 million for the period.

As of December 31, 2010, as compared to December 31, 2009:

•                  accounts receivable increased by Euro 37.0 million mainly due to the increase in net sales during 2010, partially offset by the improvement in days sales outstanding;

•                  inventory increased by Euro 65.4 million, mainly due to currency fluctuation effects as well as increased production mainly in the Chinese manufacturing facility during 2010.

Our net financial position as of December 31, 2010 and December 31, 2009 was as follows:

	December 31,
(thousands of Euro)	2010	2009
Cash and cash equivalents	679,852	380,081
Short-term borrowings	(158,648)	(148,951)
Current portion of long-term debt	(197,566)	(166,279)
Long-term debt	(2,435,071)	(2,401,796)
Total	(2,111,433)	(2,336,945)

Short-term borrowings consist of short-term uncommitted credit lines, most of which are overdrafts and short-term revolving lines obtained by various Group companies.

As of December 31, 2010, the Group’s Italian companies had an aggregate of Euro 327.8 million in bank overdraft facilities (Euro 391.8 million as of December 31, 2009). The interest rate is a floating rate of EURIBOR plus an average spread of 50 bps.

As of December 31, 2010, U.S. Holdings had US$ 130.2 million in short-term credit lines (Euro 97.4 million at the exchange rate on December 31, 2010). The interest rate is a floating rate of LIBOR US$ plus an average spread of 40 bps.

The remaining amount is comprised of various short-term loans, in the form of revolving credit, held by Group companies. The interest rate applied to these loans is usually a floating one that depends on the currency of the loan.

The current portion of long-term debt decreased in 2010 as a result of repayments of debt maturing during the year and of the refinancing of certain loans maturing in 2010 with long-term debt.

4. CAPITAL EXPENDITURES

Capital expenditures amounted to Euro 230.5 million in 2010 and Euro 200.4 million in 2009, analyzed as follows:

Operating segment (millions of Euro)	2010	2009
Manufacturing and wholesale distribution	99	81
Retail distribution	132	119
Group total	231	200

Capital expenditures in the manufacturing and wholesale distribution segment were primarily in Italy (Euro 51.9 million in 2010 and Euro 35.0 million in 2009), in China (Euro 11.1 million in 2010 and Euro 6.1 million in 2009) and in North America (Euro 30.0 million in 2010 and Euro 36.9 million in 2009). The overall increase in capital expenditures in 2010 as compared to 2009 is related to the routine technology upgrades to the manufacturing structure and to the set up of a new IT infrastructure, which started in 2009.

Capital expenditures in the retail distribution segment were primarily in North America (Euro 99.3 million in 2010 and Euro 99.1 million in 2009) and Australia (Euro 24.9 million in 2010 and Euro 11.9 million in 2009) and related, for both 2010 and 2009, to the opening of new stores, the remodeling of older ones whose leases were extended during the year, and to projects for upgrading the management information system.

The intangible assets of Euro 4,045.4 million reported in the financial statements primarily reflect the Group’s investment in goodwill and trademarks as a result of acquisitions over the years.

Amortization recognized in the statement of consolidated income came to Euro 322.1 million in 2010 as compared to Euro 285.4 million in 2009.

5. HUMAN RESOURCES

GROUP HEAD COUNT

The Group had 61,979 employees as of December 31, 2010, of whom 67.1 percent were in Retail, 8.8 percent were in Wholesale and 23.8 percent were in Operations. The Milan headquarters employs 0.3 percent of the Group’s total workforce.

In terms of the geographical distribution of employees, North America has 62.0 percent of the total workforce, Europe 15.5 percent, Asia-Pacific 21.1 percent and the rest of the world 1.4 percent.

Operating segment	Headcount
Retail distribution	41,572
Wholesale distribution	5,459
Operations	14,735
Milan Headquarters	213
Total	61,979

Geographical area	Headcount
Europe	9,600
North America	38,399
Asia-Pacific	13,102
ROW	878
Total	61,979

ROW includes Russia, Middle East, South Africa and Latin America.

ORGANIZATIONAL DEVELOPMENT

Wholesale

In 2010 our wholesale commercial management operation was reorganized along regional lines to respond to varying needs in the different geographic areas and ensure faster decision-making. After successfully completing the integration of the Luxottica and Oakley local operations in the United Kingdom and South Africa, a project was started in the second half of 2010 to create a single commercial organization for the two businesses in Australia and Brazil. We expect to complete these integrations during the first quarter of 2011.

Retail

The Retail business saw two strategic organizational development projects in 2010:

•                  strengthening of the global Sun and Luxury business unit to fully utilize the Sunglass Hut (SGH) worldwide network;

•                  reconfiguration of the North American organization to create shared services and strengthen commercial functions (product, marketing, operations) devoted to the individual brands (LensCrafters, Pearle Vision, Sears Optical, Target Optical).

OPERATIONS

The process of worldwide supply chain integration was completed in 2010. Production and logistics are concentrated in three geographical hubs (Italy, China and India, North America), with the functions supporting and serving manufacturing and distribution (Procurement, Planning, Engineering, Quality) being managed at a global level.

MILAN HEADQUARTERS

At our headquarters, the departments responsible for strategy and control (Strategic Commercial Planning, Business Development, Risk Management and Compliance, Asset Protection, Internal Audit) were significantly reinforced during 2010. In addition, administrative and indirect procurement services were integrated worldwide. Lastly, the progressive implementation of SAP continued in accordance with the general plan introduced in 2008.

HUMAN RESOURCES DEVELOPMENT

Once again in 2010 Luxottica gave priority to the design and application of state-of-the-art systems for managing and developing its human resources. We have devoted significant energy across the entire organization to strengthening our employees’ sense of identity and belonging through an emphasis on Luxottica’s uniqueness. In particular, the principal tools of management were refocused on supporting communication and adoption of the Luxottica characteristics — imagination, passion, spirit of enterprise, simplicity and speed — in order for these to distinguish the conduct of every employee in their daily work. Drawing inspiration from its characteristics, Luxottica has summarized its philosophy for managing and developing human resources and organization in the following 12 commitments on which, beginning in 2010, it assesses Management’s leadership on a 360° basis (joint assessment by superiors, staff and colleagues):

•                  we seek to enhance job responsibilities beginning at the more operational levels and limit hierarchical layers to those providing clear contributions to the organization’s coordination and integration;

•                  our priority is to advance the resources already present in the organization, limiting outside recruitment to cases of necessity or exceptional opportunity;

•                  we select candidates whose profile not only reflects the required technical skills but also closely resonates with the Company’s values and its expected standards of conduct;

•                  we foster a positive and effective integration of new recruits by establishing the foundations from the outset for lasting, mutually satisfying relationships;

•                  we systematically assess training needs and create, to the extent possible, specific learning and career development programs;

•                  we encourage action learning and stretch assignments as the preferred method for continuously developing individual skills;

•                  when assessing performance we attach equal importance to both the achievement of targets (the what) and to the adoption of appropriate conduct (the how). We base performance assessment on facts and figures, aiming for the utmost clarity and objectivity of judgment;

•                  we look to achievements and learning agility as the most relevant factors in judging an individual’s ability to perform at a higher level in the organization;

•                  we structure assessment of an individual’s performance and potential, as much as possible, as a shared, group process, especially for more senior positions within the organization;

•                  we assure the development of talented resources, including beyond their existing roles in the organization, and reward managers who develop their staff by offering them opportunities, sometimes beyond their particular organizational unit;

•                  we develop channels for clear, effective communication of the organization’s policy, strategy and development plans and prepare management to both communicate effectively and remain open to ideas and feedback from their staff;

•                  we develop a “value proposition” which seeks to satisfy the varied professional expectations and aspirations of the individuals in the workforce, making Luxottica truly the ideal place to work and to advance.

In recognition of the effectiveness of its various initiatives, Luxottica received a series of awards in 2010, both in Italy and internationally. Among these were:

•                  “Premio Etica e Impresa”. This Business & Ethics Award, promoted by Italy’s federation of management, various trade unions and the association of personnel directors (FederManagement, CGIL, CISL and UIL and AIDP), aims to promote stimulate ethical values and conduct in the workplace, in schools and in society in general and thereby contribute to the growth and spread of a new culture of work, dialogue and social cohesion;

•                  “Goodwin Awards 2010”. This award, promoted by Siena University’s Economics Faculty, intends to give recognition to companies whose initiatives over the year have augmented social well-being;

•                  “Premio Aretê 2010”. This award, instituted by Pentapolis in collaboration with the Italian Banking Association (Associazione Bancaria Italiana), the support of the Italian President, and the patronage of Italy’s Environment Ministry, the Representation of the European Commission in Italy and the Italian National Commission for Unesco, aims to promote the spread of responsible corporate communication. Luxottica received the award for initiatives in the area of second-tier supplementary welfare.

6. CORPORATE GOVERNANCE

Information about ownership structure and corporate governance is contained in a specific document forming an integral part of the annual financial report.

7. PERSONAL DATA PROTECTION DOCUMENT

The Company is completing the update of its personal data protection document within the legal term established by Italian Legislative Decree 196/2003.

8. SALE AND PURCHASE OF TREASURY SHARES

During 2003, the subsidiary U.S. Holdings purchased 4,523,086 shares of Luxottica Group S.p.A. as part of an authorized buy-back program. This followed the purchase of 1,911,700 such shares in 2002. The shares were subsequently transferred to the subsidiary Arnette Optic Illusions Inc. which held a total of 6,434,786 shares in Luxottica Group S.p.A. as of December 31, 2008.

During 2009, the Company purchased treasury shares under buy-back programs authorized at Stockholders’ Meetings on May 13, 2008 (“2008 Program”) and on October 29, 2009 (“2009 Program”), with the purpose of ensuring efficient management of capital and of executing the “Performance Share Plan”. Under the 2008 Program, completed on November 13, 2009, the Company purchased a total of 1,325,916 shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 17.13 for an aggregate amount of Euro 22,714,251.

Under the 2009 Program, started on November 16, 2009 and still effective, the Company purchased in the period up to December 31, 2010 a total of 4,710,454 shares (of which 1,352,154 were purchased in 2009) on the MTA at an average unit price of Euro 19.07 for an aggregate amount of Euro 89,816,864.

In parallel, as of December 31, 2010 the U.S. subsidiary Arnette Optic Illusions, Inc. sold a total of 6,434,786 treasury shares on the MTA at an average unit price of Euro 18.88 for an aggregate amount of Euro 121,506,814.

9. RELATED PARTY TRANSACTIONS

Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding the related party transactions, please refer to Note 27 to the Notes to the consolidated financial statements as of December 31, 2010.

10. PRINCIPAL RISKS AND UNCERTAINTIES TO WHICH THE GROUP IS EXPOSED

A number of factors, including the following, may affect the Group’s financial condition and operating results.

A) CURRENT ECONOMIC CONDITIONS MAY ADVERSELY IMPACT DEMAND FOR OUR PRODUCTS, REDUCE ACCESS TO CREDIT AND CAUSE OUR CUSTOMERS AND OTHERS WITH WHICH WE DO BUSINESS TO SUFFER FINANCIAL HARDSHIP, ALL OF WHICH COULD ADVERSELY IMPACT OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS

Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a risk to our business because consumers and businesses may continue to postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for our products and services.

Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside our control. Purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be materially adversely affected.

In the event of renewed financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a new or incremental tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations, our business, results of operations, financial condition and cash flows could be materially adversely affected.

B) IF WE ARE NOT SUCCESSFUL IN COMPLETING AND INTEGRATING STRATEGIC ACQUISITIONS TO EXPAND OR COMPLEMENT OUR BUSINESS, OUR FUTURE PROFITABILITY AND GROWTH WILL BE AT RISK

As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including: (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) a decrease in the focus of senior management on our operations; (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems; (vii) the cultural differences between our organization and that of the acquired business; and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition.

Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

C) IF WE ARE UNABLE TO SUCCESSFULLY INTRODUCE NEW PRODUCTS, OUR FUTURE SALES AND OPERATING PERFORMANCE WILL SUFFER

The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market. Our future success will depend on our continued ability to develop and introduce such innovative products. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

D) IF WE FAIL TO MAINTAIN AN EFFICIENT DISTRIBUTION NETWORK IN OUR HIGHLY COMPETITIVE MARKETS, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD SUFFER

The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient distribution network, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have a material adverse impact on our business, results of operations and financial condition.

E) IF WE ARE UNABLE TO ACHIEVE AND MANAGE GROWTH, OPERATING MARGINS WILL BE REDUCED AS A RESULT OF DECREASED EFFICIENCY OF DISTRIBUTION

In order to achieve and manage our growth effectively, we are required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our distribution process could be adversely affected and we could lose market share in affected regions, which could materially adversely affect our business prospects.

F) IF WE DO NOT CORRECTLY PREDICT FUTURE ECONOMIC CONDITIONS AND CHANGES IN CONSUMER PREFERENCES, OUR SALES OF PREMIUM PRODUCTS AND PROFITABILITY WILL SUFFER

The fashion and consumer products industries in which we operate are cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on our business, results of operations and financial condition, including sales of our designer and other premium brands. The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect our business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

G) IF WE DO NOT CONTINUE TO NEGOTIATE AND MAINTAIN FAVORABLE LICENSE ARRANGEMENTS, OUR SALES OR COST OF SALES WILL SUFFER

We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Salvatore Ferragamo, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith Spectacles, Brooks Brothers, Anne Klein, Stella McCartney, Tory Burch and Coach. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. For the years ended December 31, 2010 and 2009, the sales realized through the Prada and Miu Miu brand names together represented approximately 4.2 percent and 4.7 percent of total sales, respectively. For the years ended December 31, 2010 and 2009, the sales realized through the Dolce & Gabbana and D&G brand names together represented approximately 3.5 percent and 4.0 percent of total sales, respectively. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

H) IF VISION CORRECTION ALTERNATIVES TO PRESCRIPTION EYEGLASSES BECOME MORE WIDELY AVAILABLE, OR CONSUMER PREFERENCES FOR SUCH ALTERNATIVES INCREASE, OUR PROFITABILITY COULD SUFFER THROUGH A REDUCTION OF SALES OF OUR PRESCRIPTION EYEWEAR PRODUCTS, INCLUDING LENSES AND ACCESSORIES

Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, over 39 million people wear contact lenses in the United States, and the disposable contact lens market is the fastest growing segment of the lens subsector. In addition, the use of refractive optical surgery has grown substantially in the United States since it was approved by the U.S. Food and Drug Administration in 1995.

Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

I) IF THE EURO OR THE CHINESE YUAN STRENGTHENS RELATIVE TO CERTAIN OTHER CURRENCIES OR IF THE U.S. DOLLAR WEAKENS RELATIVE TO THE EURO, OUR PROFITABILITY AS A CONSOLIDATED GROUP WILL SUFFER

Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

•                             we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar and the Australian dollar. Therefore, a strengthening of the Euro or the Chinese Yuan relative to other currencies in which we receive revenues could negatively impact the demand for our products or decrease our profitability in consolidation, adversely affecting our business and results of operations; and

•                             a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results, although we have in place policies designed to manage such risk.

J) IF OUR BUSINESS SUFFERS DUE TO CHANGING LOCAL CONDITIONS, OUR PROFITABILITY AND FUTURE GROWTH WILL BE AFFECTED

We currently operate worldwide and have begun to expand our operations in many countries, including certain developing countries in Asia, South America and Africa.

Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

•                             exposure to local economic and political conditions;

•                             export and import restrictions;

•                             currency exchange rate fluctuations and currency controls;

•                             cash repatriation restrictions;

•                             application of the Foreign Corrupt Practices Act to our U.S. activities;

•                             difficulty in enforcing intellectual property and contract rights;

•                             disruptions of capital and trading markets;

•                             accounts receivable collection and longer payment cycles;

•                             potential hostilities and changes in diplomatic and trade relationships;

•                             legal or regulatory requirements;

•                             withholding and other taxes on remittances and other payments by subsidiaries;

•                             investment restrictions or requirements; and

•                             local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Compliance with U.S. and foreign laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

Additionally, as a U.S. government contractor through our Oakley and Eye Safety Systems subsidiaries, we must comply with, and are affected by, U.S. laws and regulations related to our government business. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on our business. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations.

K) IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, OUR SALES MIGHT SUFFER, AND WE MAY INCUR SIGNIFICANT COSTS TO DEFEND SUCH RIGHTS

We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged.

In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business.

The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to grant licenses to, or obtain licenses from, third parties, (ii) prevent us from manufacturing or selling our products, (iii) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (iv) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business including by reducing our future sales or causing us to incur significant costs to defend our rights.

L) IF WE ARE UNABLE TO MAINTAIN OUR CURRENT OPERATING RELATIONSHIP WITH HOST STORES OF OUR LICENSED BRANDS DIVISION, WE COULD SUFFER A LOSS IN SALES AND POSSIBLE IMPAIRMENT OF CERTAIN INTANGIBLE ASSETS

Our sales depend in part on our relationships with the host stores that allow us to operate our Licensed Brands division, including Sears Optical and Target Optical. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical or Target Optical were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

M) IF WE WERE TO BECOME SUBJECT TO ADVERSE JUDGMENTS OR DETERMINATIONS IN LEGAL PROCEEDINGS TO WHICH WE ARE, OR MAY BECOME, A PARTY, OUR FUTURE PROFITABILITY COULD SUFFER THROUGH A REDUCTION OF SALES OR INCREASED COSTS

We are currently a party to certain legal proceedings as described in Note 26 to the consolidated financial statements as of December 31, 2010. In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business.

N) LEONARDO DEL VECCHIO, OUR CHAIRMAN AND PRINCIPAL STOCKHOLDER, CONTROLS 67.2 PERCENT OF OUR VOTING POWER AND IS IN A POSITION TO AFFECT OUR ONGOING OPERATIONS, CORPORATE TRANSACTIONS AND ANY MATTERS SUBMITTED TO A VOTE OF OUR STOCKHOLDERS, INCLUDING THE ELECTION OF DIRECTORS AND A CHANGE IN CORPORATE CONTROL

As of February 28, 2011, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 313,253,339 Ordinary Shares, or 67.2 percent of the outstanding Ordinary Shares. As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

Mr. Del Vecchio’s interests may conflict with or differ from the interests of our other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and our other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit himself to the potential detriment of other stockholders. Mr. Del Vecchio’s significant ownership interest could delay, prevent or cause a change in control of our company, any of which may be adverse to the interests of our other stockholders.

O) IF OUR PROCEDURES DESIGNED TO COMPLY WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 CAUSE US TO IDENTIFY MATERIAL WEAKNESSES IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING, THE TRADING PRICE OF OUR SECURITIES MAY BE ADVERSELY IMPACTED

The Luxottica Group management has assessed our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. As a consequence of the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine, with the assistance of our independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions.

Any identified material weaknesses in our internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other disclosable conditions may result in a negative market reaction to our securities.

P) WE RELY ON INFORMATION TECHNOLOGY IN OUR OPERATIONS, AND ANY MATERIAL FAILURE, INADEQUACY, INTERRUPTION OR SECURITY FAILURE OF THAT TECHNOLOGY COULD HARM OUR ABILITY TO EFFECTIVELY OPERATE OUR BUSINESS

We rely on information technology systems across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company, or damage to our reputation, and potentially significant capital investments could be required to remediate the problem, which could have a material adverse effect on our results of operations.

Q) IF WE RECORD A WRITE-DOWN FOR INVENTORIES OR OTHER ASSETS THAT ARE OBSOLETE OR EXCEED ANTICIPATED DEMAND OR NET REALIZABLE VALUE, SUCH CHARGES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS

We record a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. We review our long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and we determine whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If we determine that impairments or other events have occurred that lead us to believe we will not fully realize these assets, we record a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although we believe our inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence for fashion eyewear, we will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on our results of operations.

R) WE ARE EXPOSED TO CREDIT RISK ON OUR ACCOUNTS RECEIVABLE. THIS RISK IS HEIGHTENED DURING PERIODS WHEN ECONOMIC CONDITIONS WORSEN

A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our trade and non-trade receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our results of operations.

S) UNFORESEEN OR CATASTROPHIC LOSSES NOT COVERED BY INSURANCE COULD MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our results of operations and financial condition.

T) CHANGES IN OUR TAX RATES OR EXPOSURE TO ADDITIONAL TAX LIABILITIES COULD AFFECT OUR FUTURE RESULTS

We are subject to taxes in Italy, the United States and numerous other foreign jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the U.S. Internal Revenue Service as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. Currently, some of our companies are under examination by the tax authorities in the United States, Italy and other jurisdictions. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

11. 2011 OUTLOOK

The results achieved in 2010 and the strength of Luxottica’s business model and of its brands put the Group in an ideal position to continue throughout 2011 with solid, stable growth in net sales and a more than proportionate increase in profitability. In addition to the growth trends enjoyed worldwide by the premium and luxury brands, which are expected to continue in 2011 at double-digit rates, there will be four main engines behind Luxottica’s growth for this year: further development in emerging markets, the global expansion of Sunglass Hut, growth in the United States and the potential of Oakley.

•                            Development in emerging markets

In 2011, emerging markets will represent a formidable driving force for both Luxottica Segments. These countries, which already today account for approximately 15 percent of the net sales of the Wholesale segment and 7 percent of the Group’s consolidated sales, have recorded excellent results over the last 6 years, with a 220 percent increase in sales. It is expected that in 2011 Luxottica will continue this trend of sustained development: net sales of the Wholesale segment in these countries are expected to increase by about 20 percent. Luxottica has highlighted three geographic areas within emerging markets: the Big markets (including China, India, Brazil and Mexico), the Mature markets (including Singapore, Hong Kong, Taiwan and Chile) and the New markets (including Thailand, Vietnam, Indonesia, Colombia and Peru). For each area, a specific strategy has been developed over time, including the introduction of special initiatives and collections, with the aim of stimulating demand and increasing penetration of Luxottica’s brands. In Asia in particular, volumes sold in the Big emerging markets are expected to grow by 120 percent over the next three years, in the Mature emerging markets by approximately 30 percent and in the New emerging markets by 60 percent. The volumes sold in the New emerging markets in Latin America over the next three years are expected to increase by approximately 60 percent.

Net sales of the Retail segment are also expected to enjoy strong growth (about +20 percent) in 2011 in Emerging markets, as a result of the Sunglass Hut development plan and the excellent performance in China. After two years of challenges, the last 15 months have shown a continuous trend of increasing sales in China, due to the efforts made by the new management and the dynamism of the entire organization: for 2011, comparable store sales are expected to increase significantly (+20 percent), due to the expected success of the optical and sunglass collections. The number of Luxottica stores in China is expected to grow to 500 by 2013. Thanks to the development plans underway, the total number of Luxottica stores in emerging markets is expected to grow from the current 6 percent of the total to 12 percent in 2012.

•              The global expansion of Sunglass Hut

In 2010, Sunglass Hut recorded excellent results, with 8.4 percent growth in comparable store sales recorded worldwide and 11.1 percent in North America, helping it to enjoy an increasing worldwide leadership position as the global sun specialty chain.

The key factors in these results, the best in the history of the brand, were the exceptional relationships that Sunglass Hut has successfully created with its current and potential consumers, creativity and speed in developing new initiatives focused on these customers and an ability to tell a compelling story of the brand and products, thereby ensuring the customer an unparalleled buying experience. This recipe for success will also be applied in 2011, a year during which Sunglass Hut is expected to pursue a path of solid development by significantly increasing net sales, which will be accomplished in part through small and medium investments in new opportunities worldwide, particularly in the “sun belt” countries and in the “travel retail” and department stores businesses.

Following the recent acquisitions in Mexico, it is expected that Sunglass Hut will open its first store in Brazil during the first half of 2011, with 15 stores expected by the end of the year. Thanks to the expansion plans in India, where Sunglass Hut aims to have 40 stores by the end of the year, it is expected that in 2011 the number of Sunglass Hut stores worldwide will grow by approximately 270, an increase of more than 12 percent. The number of Sunglass Hut stores is expected to reach the 4,000 mark by 2015.

•              The U.S. market

The U.S. is a key market for the Group. 2010 saw Luxottica record strong growth, thanks above all to LensCrafters, which, with its best results since 2006, further strengthened its leadership position in optical retail in North America, to the excellent performance of Sunglass Hut and to the positive trend of the Wholesale segment.

In 2011, LensCrafters looks to benefit from the innovations that the Group is introducing both in terms of products and services. A major focus will be on laboratories, which today are technologically cutting edge in lens manufacturing and finishing and are able to offer an excellent level of service. The results of the first two months of 2011 confirm the validity of the initiatives implemented during the last few quarters and the targets for 2011.

Net sales for the Retail segment in North America are expected to grow by 4-7 percent.

Thanks to a renewed attention to customers and greater synergies between Group activities, the Wholesale segment is expected to achieve double-digit growth in net sales in 2011 in the North American market.

•              Oakley

After the fifth consecutive year of double-digit growth, during which the net sales of the brand exceeded the threshold of US$ 1.1 billion, in 2011 Oakley will continue to play a key role in Luxottica’s development, thanks to the opportunities available for this brand, with net sales expected to grow by more than 10 percent.

Further benefits will be gained from the expansion of activities in India, China, Brazil and Europe, regions that are expected to grow significantly. The success of an extraordinary brand such as Oakley is based on the ability to successfully combine the appeal and global visibility of the brand with an exceptional interpretation of local demands comprising dedicated marketing approaches and styles.

Investments in commercial strategy, style and technology for the optical business — whose 2010 net sales were up by 15 percent — will also increase. More specifically, in 2011 the innovative technology TrueDigital for prescription lenses, which significantly improves vision quality for athletes and sport enthusiasts, will be launched in Europe and Asia-Pacific.

Investments in style and an even more efficient management of the product portfolio are expected to result in double-digit growth in 2011 in the sun segment, both for men and women.

12. SUBSEQUENT EVENTS

On January 20, 2011, the Company closed the revolving credit line with Banca Nazionale del Lavoro totaling Euro 150 million. The original maturity of the above credit line was July 13, 2011. As of December 31, 2010, the credit line was undrawn.

On February 17, 2011, the Company announced that it entered into an agreement pursuant to which it will acquire two sunglass specialty retail chains totaling more than 70 stores in Mexico for a total amount of Euro 17 million.

This transaction marks the Company’s entry into the sun retail business in Mexico where the Group already has a solid presence through its wholesale division. Over time, the stores will be rebranded under the Sunglass Hut brand.

13. OTHER INFORMATION

As required by Section 2428 of the Italian Civil Code, it is reported that:

1.                          the Group carries out research and development activities in relation to production processes in order to improve their quality and increase their efficiency. The costs incurred for research and development are immaterial;

2.                          the conditions set out in Section 36 (a), (b) and (c) of the Italian Market Regulations have been satisfied;

3.                          no atypical and/or unusual transactions, as defined by Consob Communication 6064293 dated July 28, 2006, were undertaken during 2010;

4.                          the information required by Section 123-bis par. 1 of Italian Legislative Decree 58 dated February 29, 1998, is disclosed in the corporate governance report forming an integral part of the annual financial report;

5.                          the Company is not subject to direction and coordination by others, as discussed in more detail in the corporate governance report;

6.                          the Company has made a world-wide and national group tax election (Sections 117-129 of the Italian Tax Code) starting from fiscal year 2004 and subsequently extended for another three years in 2007 and in 2010. Under this election, Luxottica Group S.p.A., as the head of the tax group for the Group’s principal Italian companies, calculates a single taxable base by offsetting taxable income against tax losses reported by participating companies in the same year;

7.                          on October 25, 2010, the Board of Directors, pursuant to the provisions of Consob Regulation 17221/210, adopted by the unanimous vote of all directors a new procedure to govern transactions with related parties. The procedure, approved by the favorable opinion of the Internal Control Committee (composed entirely of independent directors), became applicable January 1, 2011. Until December 31, 2010, related party transactions have been regulated by the “Guidelines for transactions with related parties”. Both documents are available at www.luxottica.com, in the section entitled “Governance/Procedures”.

APPENDIX

RECONCILIATION BETWEEN PARENT COMPANY NET INCOME AND STOCKHOLDERS’ EQUITY AND CONSOLIDATED NET INCOME AND STOCKHOLDERS’ EQUITY

	Net income	Stockholders’ equity
(thousands of Euro)	December 31, 2010	December 31, 2010
Parent company financial statements	294,252	1,803,318
Elimination of intragroup dividends	(346,978)	—
Trademarks and other intangible assets (net of tax effect)	(43,417)	(758,546)
Elimination of internal profits on inventories (net of tax effect)	(21,462)	(106,381)
Difference between value of investments in consolidated companies and related share of stockholders’ equity	—	2,328,609
Net income of consolidated companies	524,241	—
Other consolidation adjustments	622	2,404
Minority interests	(5,072)	(13,029)
Consolidated financial statements	402,187	3,256,375

NON-IAS/IFRS MEASURES

We use in this Management Report on the consolidated financial statements as of December 31, 2010 certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

In order to provide a supplemental comparison of current period results of operations to prior periods, certain measures such as EBITDA, EBITDA margin, income from operations, operating margin, income before provision for income taxes, net income attributable to the Luxottica Group stockholders and earnings per share, both basic and diluted, have been adjusted by excluding, if applicable, the following items related to non-recurring transactions:

a)                         a non-recurring gain in 2010 for Euro 19.9 million related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which either settled or expired;

b)                        a non-recurring loss in the fourth quarter 2010 from the impairment of the goodwill allocated to the retail segment for approximately Euro 20 million.

Such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

RECONCILIATION BETWEEN REPORTED AND ADJUSTED P&L ITEMS

	FY10
							Net income
						Income	attributable
						before	to the
				Income		provision	Luxottica
			EBITDA	from	Operating	for income	Group		Diluted
(millions of Euro)	Net sales	EBITDA	margin	operations	margin	taxes	Stockholders	Base EPS	EPS
Reported	5,798.0	1,013.8	17.5%	712.2	12.3%	605.6	402.2	0.88	0.87
Adjustment for goodwill impairment loss	—	20.4	0.4%	20.4	0.4%	20.4	20.4	—	—
Adjustment for discontinued operations	—	—	—	—	—	—	(19.9)	—	—
Adjusted	5,798.0	1,034.2	17.8%	732.6	12.6%	626.0	402.7	0.88	0.87

	FY09
							Net income
						Income	attributable
						before	to the
				Income		provision	Luxottica
			EBITDA	from	Operating	for income	Group		Diluted
(millions of Euro)	Net sales	EBITDA	margin	operations	margin	taxes	Stockholders	Base EPS	EPS
Reported	5,094.3	856.5	16.8%	571.1	11.2%	464.8	299.1	0.65	0.65
Adjustment for goodwill impairment loss	—	—	—	—	0.0%	—	—	—	—
Adjustment for discontinued operations	—	—	—	—	—	—	—	—	—
Adjusted	5,094.3	856.5	16.8%	571.1	11.2%	464.8	299.1	0.65	0.65

	Q410
							Net income
						Income	attributable
						before	to the
				Income		provision	Luxottica
			EBITDA	from	Operating	for income	Group		Diluted
(millions of Euro)	Net sales	EBITDA	margin	operations	margin	taxes	Stockholders	Base EPS	EPS
Reported	1,346.5	172.3	12.8%	96.1	7.1%	68.1	55.1	0.12	0.12
Adjustment for goodwill impairment loss	—	20.4	1.5%	20.4	1.5%	20.4	20.4	—	—
Adjustment for discontinued operations	—	—	—	—	—	—	(19.9)	—	—
Adjusted	1,346.5	192.8	14.3%	116.6	8.7%	88.5	55.6	0.12	0.12

	Q409
							Net income
						Income	attributable
						before	to the
				Income		provision	Luxottica
			EBITDA	from	Operating	for income	Group		Diluted
(millions of Euro)	Net sales	EBITDA	margin	operations	margin	taxes	Stockholders	Base EPS	EPS
Reported	1,157.1	145.3	12.6%	74.0	6.4%	44.6	29.3	0.06	0.06
Adjustment for goodwill impairment loss	—	—	0.0%	—	0.0%	—	—	—	—
Adjustment for discontinued operations	—	—	—	—	—	—	—	—	—
Adjusted	1,157.1	145.3	12.6%	74.0	6.4%	44.6	29.3	0.06	0.06

EBITDA AND EBITDA MARGIN

EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under IAS/IFRS. We include them in this Management Report in order to:

•                             improve transparency for investors;

•                             assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                             assist investors in their assessment of the Company’s level of debt;

•                             ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                             properly define the metrics used and confirm their calculation; and

•                             share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

•                             EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                             EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                             EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                             EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                             EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                             EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

NON-IAS/IFRS MEASURE: EBITDA AND EBITDA MARGIN

(millions of Euro)	4Q10	4Q09	FY10	FY09
Net income/(loss) (+)	55.1	29.3	402.2	299.1
Discontinued operations (–)	(19.9)	—	(19.9)	—
Net income attributable to non-controlling interests (+)	0.9	0.8	5.1	5.8
Provision for income taxes (+)	32.0	14.6	218.2	159.9
Other (income)/expense (+)	2.3	2.2	8.1	4.1
Interest expense (+)	25.8	27.3	98.5	102.2
Depreciation & amortization (+)	76.2	71.2	301.6	285.4
EBITDA (=)	172.3	145.3	1,013.8	856.5
Net sales (/)	1,346.5	1,157.1	5,798.0	5,094.3
EBITDA margin (=)	12.8%	12.6%	17.5%	16.8%

NON-IAS/IFRS MEASURE: ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

(millions of Euro)	4Q10	4Q09	FY10	FY09
Adjusted net income/(loss) (+)	55.6	29.3	402.7	299.1
Net income attributable to non-controlling interests (+)	0.9	0.8	5.1	5.8
Adjusted provision for income taxes (+)	32.0	14.6	218.2	159.9
Adjusted other (income)/expense (+)	2.3	2.2	8.1	4.1
Interest expense (+)	25.8	27.3	98.5	102.2
Adjusted depreciation & amortization (+)	76.2	71.2	301.6	285.4
Adjusted EBITDA (=)	192.8	145.3	1,034.2	856.5
Net sales (/)	1,346.5	1,157.1	5,798.0	5,094.3
Adjusted EBITDA margin (=)	14.3%	12.6%	17.8%	16.8%

FREE CASH FLOW

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under IAS/IFRS. We include it in this Management Report in order to:

•                             improve transparency for investors;

•                             assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

•                             ensure that this measure is fully understood in light of how we evaluate our operating results;

•                             properly define the metrics used and confirm their calculation; and

•                             share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors.

Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                             the manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                             free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•                             free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure:

NON-IAS/IFRS MEASURE: FREE CASH FLOW

(millions of Euro)	FY10
Adjusted EBITDA (1)	1,034.2
Working capital	103.6
Capex	(230.4)
Operating cash flow	907.5
Financial charges (2)	(98.5)
Taxes	(186.0)
Extraordinary charges (3)	(6.5)
Free cash flow	616.5

(1)                     Adjusted EBITDA is not an IAS/IFRS measure; please see tables on the earlier pages for a reconciliation of adjusted EBITDA to net income and adjusted net income to net income.

(2)                     Equals interest income minus interest expense.

(3)                     Equals extraordinary income minus extraordinary expense.

NET DEBT TO EBITDA RATIO

Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this Management Report in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.

NON-IAS/IFRS MEASURE: NET DEBT AND NET DEBT/EBITDA

(millions of Euro)	December 31, 2010	December 31, 2009
Long-term debt (+)	2,435.1	2,401.8
Current portion of long-term debt (+)	197.6	166.3
Bank overdrafts (+)	158.6	149.0
Cash (–)	(679.9)	(380.1)
Net debt (=)	2,111.4	2,336.9
EBITDA	1,013.8	856.5
Net debt/EBITDA	2.1x	2.7x
Net debt — avg. exchange rates (1)	2,116.2	2,381.7
Net debt — avg. exchange rates (1)/EBITDA	2.1x	2.8x

(1)          Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

NON-IAS/IFRS MEASURE: NET DEBT AND NET DEBT/ADJUSTED EBITDA

(millions of Euro)	December 31, 2010	December 31, 2009
Long-term debt (+)	2,435.1	2,401.8
Current portion of long-term debt (+)	197.6	166.3
Bank overdrafts (+)	158.6	149.0
Cash (–)	(679.9)	(380.1)
Net debt (=)	2,114.4	2,336.9
Adjusted EBITDA	1,034.2	856.5
Net debt/EBITDA	2.0x	2.7x
Net debt — avg. exchange rates (1)	2,116.2	2,381.7
Net debt — avg. exchange rates (1)/Adjusted EBITDA	2.0x	2.8x

(1)          Net debt figures are calculated using the average exchange rates used to calculate the adjusted EBITDA figures.

FORWARD-LOOKING INFORMATION

Throughout this report, management has made certain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management’s current expectations and beliefs and are identified by the use of forward-looking words and phrases such as “plans,” “estimates,” “believes” or “belief,” “expects” or other similar words or phrases.

Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the SEC. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

*   *   *

Milan, February 28, 2011

On behalf of the Board of Directors

Andrea Guerra
Chief Executive Officer

REPORT ON CORPORATE GOVERNANCE AND OWNERSHIP STRUCTURE

REPORT ON CORPORATE GOVERNANCE AND OWNERSHIP STRUCTURE

APPROVED BY THE BOARD OF DIRECTORS ON FEBRUARY 28, 2011

TRADITIONAL ADMINISTRATION AND CONTROL SYSTEM

Set out below are the corporate governance rules and procedures of the management and control system of the group of joint-stock companies controlled by Luxottica Group S.p.A. (hereinafter, “Luxottica,” “Luxottica Group,” the “Group” or the “Company”).

Luxottica complies, as illustrated below, with the Code of Conduct prepared by the committee for corporate governance of listed companies promoted by Borsa Italiana S.p.A. (hereinafter, “Borsa Italiana”), as amended in March 2006 (hereinafter the “Code of Conduct”), the text of which is available on the website www.borsaitaliana.it.

The Report refers to the fiscal year which ended on December 31, 2010 and includes the most relevant subsequent events through the date of its approval.

SECTION I — GENERAL INFORMATION AND OWNERSHIP STRUCTURE

I. INTRODUCTION

The group of companies controlled by Luxottica Group S.p.A., a world leader in eyewear, is driven by a single business strategy implemented through the presence of subsidiary companies in the various countries in which it operates. On December 31, 2010, Luxottica Group was made up of 160 companies in Europe, America, Australia and New Zealand, China, South Africa and the Middle East. Its operations are particularly significant in terms of product turnover and personnel in Europe, North America, Australia and China.

Luxottica Group S.p.A. is listed on the New York Stock Exchange and on the telematic stock exchange (“MTA”) organized and managed by Borsa Italiana and complies with the obligations issued by U.S. and Italian regulations for listed companies, in particular, with the provisions issued both by the U.S. Securities and Exchange Committee (the “SEC”) and CONSOB. As a result of its being listed in the United States, the Company is subject to the provisions of the Sarbanes-Oxley Act (“SOX”), which influence its governance structure with regard to internal controls. In particular, certain responsibilities, which pursuant to the Code of Conduct are to be performed by the Internal Control Committee, are instead performed by the Company’s Board of Statutory Auditors in its function as Audit Committee in accordance with SOX.

Luxottica Group S.p.A., the parent company of the Group, manages and coordinates directly — or indirectly — controlled Italian companies pursuant to Art. 2497 et seq. of the Italian Civil Code, constantly aiming at attaining overall favorable and sustainable results for Luxottica Group.

The main instruments for implementing unified management of the subsidiary companies are:

•                             preparation of industrial and commercial plans;

•                             preparation of budgets and the assignment of objectives and projects;

•                             establishment of adequate information flows for management and control;

•                             review and approval of extraordinary or particularly significant operations;

•                             preparation of certain financial policies (for example, the definition of indebtedness and cash investment or cash equivalent investment criteria);

•                             establishment of central structures to provide professional services and support to all the companies belonging to the Group;

•                             adoption of codes of conduct and procedures binding for the entire Group;

•                             adoption of common organization models; and

•                             formulation of guidelines on the composition, operation and role of the board of directors of the subsidiary companies as well as on the assignment of management responsibilities in the subsidiary companies, consistent with those adopted by the parent company.

The corporate governance system of the parent company, applicable to all the companies belonging to Luxottica Group, is based on five key principles:

1)                         defined, acknowledged and shared values, which are set out in the Code of Ethics;

2)                         the central role of the Board of Directors;

3)                         the effectiveness and transparency of management decisions;

4)                         the adoption of an adequate internal control system; and

5)                         the adoption of proper and transparent rules regarding transactions carried out by related parties and the processing of confidential information.

The system is established in compliance with the provisions of Borsa Italiana, CONSOB, the SEC and the New York Stock Exchange (“NYSE”), according to the highest standards of corporate governance.

The values established in the Code of Ethics of Luxottica Group bind all employees to ensure that the activities of the Group are performed in compliance with applicable law, in the context of fair competition, with honesty, integrity and fairness, respecting the legitimate interests of shareholders, employees, clients, suppliers, business and financial partners, as well as of the societies of the countries in which Luxottica Group operates.

II. STRUCTURE OF LUXOTTICA GROUP S.P.A. AND INFORMATION ON THE OWNERSHIP STRUCTURE PURSUANT TO ART. 123 OF ITALIAN CONSOLIDATED FINANCIAL LAW

The Luxottica governance system — based on a traditional management and control system — is characterized by the presence of:

•                             a Board of Directors, responsible for the management of the Company;

•                             a Board of Statutory Auditors, responsible for supervising: (i) compliance with applicable law and with the Company’s by-laws; (ii) compliance with the principles of correct administration; (iii) the adequacy of the organizational structure, the internal control system and the accounting management system, as well as its reliability to correctly report the affairs of the Company; (iv) the procedures to implement the corporate governance rules provided for by the codes of conduct compiled by organizations managing regulated markets or by trade associations, with which the Company declares to comply by making a public announcement; (v) the adequacy of the regulations given by the Company to the subsidiary companies pursuant to Art. 114, paragraph 2 of the Italian Consolidated Financial Law; and (vi) according to the provisions of Italian Legislative Decree 39/2010, the process of financial information, the effectiveness of the internal auditing and management risk system, the auditing of accounts and the independence of the statutory auditor. The Luxottica Group Board of Statutory Auditors also acts as the Audit Committee pursuant to SOX;

•                             the Shareholders’ meeting, which has the power to vote — both in ordinary and extraordinary meetings — among other things, upon (i) the appointment and removal of the members of the Board of Directors and of the Board of Statutory Auditors and their remuneration, (ii) the approval of the annual financial statements and the allocation of profits, (iii) amendments to the Company’s by-laws.

The task of auditing is assigned to an audit company listed on the special CONSOB register and appointed by the Shareholders’ Meeting.

The powers and responsibilities of the Board of Directors, of the Board of Statutory Auditors, of the Shareholders’ Meeting and of the Audit Committee are illustrated more in detail later in the Report.

The Company’s share capital is made up exclusively of ordinary, fully paid-up voting shares, entitled to voting rights both at ordinary and extraordinary shareholders’ meetings. As of January 31, 2011, the share capital was Euro 27,974,925.60, made up of 466,248,760 shares, each with a nominal value of Euro 0.06.

There are no restrictions on the transfer of shares. No shares have special controlling rights. There is no employee shareholding scheme.

According to the information available and the communications received pursuant to Art. 120 of Italian Legislative Decree no. 58/1998 (“Italian Consolidated Financial Law”) and to CONSOB Resolution no. 11971/1999, at January 31, 2011, the Company’s shareholders with an equity holding greater than 2% of Luxottica Group S.p.A. share capital were the following:

•                             Delfin S.à r.l., with 67.2% of the share capital (313,253,339 shares);

•                             Giorgio Armani, with 4.87% of the share capital (22,724,000 shares, of which 13,514,000 are beneficially owned ADRs in the name of Deutsche Bank Trust Company Americas); and

•                             Deutsche Bank Trust Company Americas, with 7.6% of the share capital (35,456,306 ADRs) (1) held on behalf of third parties.

The Chairman Leonardo Del Vecchio controls Delfin S.à r.l.

The Company is not subject to management and control as defined in the Italian Civil Code.

The Board of Directors made an assessment in this respect, as it deemed that the presumption indicated in article 2497-sexies was overcome, as Delfin S.à r.l. acts as Group parent company and from an operational and business perspective there is no common managing interest between Luxottica Group and the parent company, nor between Luxottica Group and the other affiliates of Delfin.

More details on the stock option plans, the share capital increases approved by stockholders and reserved to stock option plans, and the performance share plan assigned to employees are available in the notes to the consolidated financial statements and in the documents prepared pursuant to article 84-bis of the Regulations for Issuers, available on the Company’s website in the Governance section.

The Company is not aware of any agreements among shareholders pursuant to article 122 of the Italian Consolidated Financial Law.

With the exception of the statements hereafter, Luxottica and its subsidiary companies are not parties to any agreement which is amended or terminated in the event of a change in control.

On June 3, 2004, Luxottica Group S.p.A. and its subsidiary Luxottica U.S. Holdings Corp. (“U.S. Holdings”) entered into a loan agreement, which was amended on March 10, 2006, for Euro 1.13 billion and for US$ 325 million expiring on March 10, 2013, with a number of banks — among which were Banca Intesa, Bank of America, Citigroup, Royal Bank of Scotland, Mediobanca and UniCredit. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time the majority of lenders believe, reasonably and in good faith, that this third party is not able to repay the debt.

On October 12, 2007, Luxottica Group S.p.A. and its subsidiary, U.S. Holdings, entered into a loan agreement for the total amount of US$ 1.5 billion expiring on October 12, 2013 with a number of banks — among which were Citibank, UniCredit, Royal Bank of Scotland, Banca Intesa, BNP Paribas, Bank of America, Calyon and ING. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the majority of lenders believe, reasonably and in good faith, that this third party is not able to repay the debt.

On May 29, 2008, Luxottica Group S.p.A. entered into a loan agreement for the amount of Euro 250 million expiring on May 29, 2013 with Banca Intesa, Banca Popolare di Vicenza and Banca Antonveneta. The agreement provides for the

(1)                     The shares held by Deutsche Bank Trust Company Americas represent ordinary shares that are traded in the US financial market through issuance by the bank of a corresponding number of American Depositary Shares; these ordinary shares are deposited at Deutsche Bank S.p.A., which in turn issues the certificates entitling the holders to participate and vote in the meetings.

advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the majority of lenders believe, reasonably and in good faith, that such third party is not able to repay the debt.

On June 30, 2008, the subsidiary company U.S. Holdings made a private placement of debt notes on the U.S. market for a total amount of US$ 275 million with the following expiry dates: US$ 20 million on July 1, 2013; US$ 127 million on July 1, 2015; and US$ 128 million on July 1, 2018. The agreement with institutional investors provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50 percent of the Company’s shares.

On June 16, 2009, Luxottica Group S.p.A. amended the loan agreement entered into with Banca Nazionale del Lavoro on April 8, 2008 for the total amount of Euro 150 million. The amendment extended the expiry of the agreement to July 13, 2011. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the lender believes, reasonably and in good faith, that this third party is not able to repay the debt.

On November 11, 2009 Luxottica Group S.p.A. entered into a loan agreement, which was amended on November 30, 2010, for the total amount of Euro 300 million expiring on November 30, 2014, with Mediobanca, Calyon, UniCredit and Deutsche Bank. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the majority of lenders believe, reasonably and in good faith, that this third party is not able to repay the debt.

On January 29, 2010, the subsidiary company U.S. Holdings made a private placement of debt notes on the U.S. market for a total amount of US$ 175 million with the following expiry dates: US$ 50 million on January 29, 2017; US$ 50 million on January 29, 2020; and US$ 75 million on January 29, 2019. The Note Purchase Agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50 percent of the Company shares.

On September 30, 2010, Luxottica Group S.p.A. made a private placement of debt notes on the U.S. market for a total amount of Euro 100 million with the following expiry dates: Euro 50 million on September 15, 2017; and Euro 50 million on September 15, 2020. The Note Purchase Agreement provides for the advance payment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

On November 10, 2010, the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS0557635777) for a total amount of Euro 500 million, expiring on November 15, 2015. The offering prospectus contains a clause concerning the change of control which provides for the possibility of the holders of the bonds to exercise a redemption option of 100% of the value of the notes in the event that a third party not linked to the Del Vecchio family gains control of the Company. This clause is not applied in the event that the Company obtains an investment grade credit rating.

With regard to the agreements between the Company and the directors on the indemnity to be paid in the event of resignation or termination of employment without just cause or in the event of termination of the employment relationship following a take-over bid, please refer to Section II (see Remuneration of Directors).

The appointment and the removal of directors and auditors are respectively governed by article 17 and by article 27 of the Company’s by-laws, which are available for review on the company website www.luxottica.com in the Governance/By-laws section. With regard to any matters not expressly provided for by the by-laws, the current legal and regulatory provisions shall apply.

The Company’s by-laws can be modified by the extraordinary shareholders’ meeting, which convenes and passes resolutions based on a majority vote according to the provisions of law and, as provided for by article 23 of the by-laws, by the Board of Directors within certain limits in modifying the by-laws to adapt to legal provisions.

Pursuant to article 12 of the Company’s by-laws, the stockholders for whom the Company has received notice from the relevant intermediaries pursuant to the centralized management system of the financial instruments, in accordance with the law and regulations in force at that time, are entitled to participate and vote in the meeting.

Each share carries the right to one vote.

Pursuant to article 14 of the Company’s by-laws, the validity of the composition of the meetings of shareholders and of the related resolutions shall be determined in accordance with the provisions of the law.

The Board of Directors has not been granted a proxy to increase the share capital pursuant to article 2443 of the Italian Civil Code.

The shareholders’ meeting of May 13, 2008 authorized the purchase and subsequent transfer — the latter with no time limits — of 18,500,000 ordinary Company shares for a period of 18 months from such date. By virtue of this authorization, which expired on November 13, 2009, the Company purchased a total of 1,325,916 shares at an average price of Euro 17.13 per share, for a total aggregate of Euro 22,714,251.

The shareholders’ meeting of October 29, 2009 authorized the purchase and subsequent transfer — the latter with no time limits — of 18,500,000 ordinary Company shares until approval of the balance sheet as at December 31, 2010, or if on an earlier date, until the expiry of 18 months from the passing of the resolution. By virtue of this authorization, through February 28, 2011 the Company purchased 5,174,084 shares at an average price of Euro 19.37 per share, for a total aggregate of Euro 100,225,536.

Concurrently with the purchases made on the MTA by Luxottica Group S.p.A. pursuant to the aforementioned buyback programs, the U.S. subsidiary Arnette Optic Illusions, Inc. disposed on the MTA of all of the 6,434,786 Luxottica Group shares originally in its portfolio.

In total, on the date of approval of this report, the Company holds 6,500,000 treasury shares.

Please note that the information concerning the characteristics of the risk management and internal control system are listed below in Section II, which describes the Risk Management and Internal Control System.

SECTION II — INFORMATION ON THE IMPLEMENTATION OF THE PROVISIONS OF THE CODE OF CONDUCT

I. BOARD OF DIRECTORS

Role and duties

The Board of Directors plays a central role in Luxottica’s corporate governance.

It has the power and responsibility to direct and manage the Company, with the objective of maximizing value for shareholders.

To this end, the Board passes resolutions on actions necessary to achieve the Company’s business purpose, except for those matters which, under applicable law or the Company by-laws, are expressly reserved for the Shareholders’ Meeting.

Pursuant to Art. 23, paragraph 5, of the Company by-laws, the Board of Directors is solely responsible for passing resolution on the following matters:

1)                         the definition of general development and investment programs and of the Company and Group objectives;

2)                         the preparation of the budget;

3)                         the definition of the financial plans and the approval of indebtedness transactions exceeding 18 months’ duration; and

4)                         the approval of strategic agreements.

With regard to this last issue, it should be noted that the Board of Directors resolved that the following are deemed “agreements of a strategic nature” and therefore must be submitted for review by the Board itself: i) those agreements that may have a significant impact on the future prospects of the Company and of the Group; ii) those transactions, which, if required by law, must be disclosed to the market pursuant to Art. 114 of Italian Legislative Decree 58/1998 by virtue of their capacity to impact the value of Luxottica Group shares.

The Board of Directors in any case reserves the right to review:

1.                          all agreements having a significant economic value, namely a value equal to or higher than Euro 30 million;

2.                          without prejudice to the provisions under paragraph 1 above, the agreements which bind the Company and/or its subsidiary companies for a period of time exceeding three years, with the exception where the same are entered into in the ordinary course of business in compliance with the directives shared with the Board.

Subject to the concurrent competence of the extraordinary meeting of stockholders, the Board of Directors shall also have authority over resolutions in connection with mergers and demergers in accordance with articles 2505 and 2505-bis and 2506-ter of the Civil Code, the establishment or termination of branches, the determination of which directors shall be entrusted with the power of representing the Company, the reduction of the outstanding capital stock in the event of withdrawal of a stockholder, the amendment of the By-Laws to comply with legal requirements, and the transfer of the principal place of business within the national territory.

The Board of Directors annually assesses the adequacy of the organizational, administrative and accounting structure of Luxottica and of the strategically relevant subsidiary companies through the examination of a report prepared each fiscal year. The Board of Directors reviews and approves the Company’s governance code also in connection with the Group structure.

The Board of Directors grants and revokes managing powers, defining their limits and conditions of exercise. For a more detailed description of the managing powers currently granted to directors as well as the frequency with which the bodies in question must report to the Board on the activities performed in exercising such powers, please refer to the following sub-section entitled Executive Directors of this Section II.

The Board of Directors evaluates the general performance of the Company, paying particular attention to the information received from the managing bodies and by the Internal Control Committee, periodically comparing the results achieved with the forecast data within their area of responsibility.

In particular, the Board carries out its assessments taking into account the information supplied by the CEO, who on the basis of the guidelines issued by the Board, supervises all business structures and formulates proposals to be submitted to the Board with regard to the organizational structure of the Company and of the Group, the general development and investment plans, the financial plans and provisional financial statements as well as any other matter submitted to him/ her by the Board itself.

The Directors report to the other directors and to the Board of Statutory Auditors on the transactions in which they hold an interest on their own behalf or on behalf of third parties. Each Director is responsible for reporting to the Board and to the Board of Statutory Auditors any such interest in a transaction.

Usually, the Board of Directors reviews and approves such transactions of the Company and of its subsidiaries in which one or more Directors hold an interest.

For detailed information on the procedure for the approval of transactions with related parties, please refer to section III of this Report.

The members of the Board of Directors are called to carry out an annual evaluation, which is prepared internally, on the size, composition and performance of the Board of Directors, its Committees, Internal Auditing and Human Resources.

The questionnaire is made up of specific questions that concern, for example: the adequacy of the number of its members and of the composition of the Board and of its Committees, the type of professionals represented in the Board and its Committees, the planning, organization, duration and number of meetings, the adequacy of documents sent before the meetings, the information provided to the non-executive directors during the meetings and the efficiency of the decision-making processes.

The results of the self-assessment are then processed annually and presented to the Board of Directors by the Lead Independent Director, who anonymously reports on the opinions put forward by the Directors and the suggestions made to improve the running of the management bodies of the Company.

With regard to the 2010 fiscal year, the results of the evaluation were presented in the meeting on February 14, 2011. The outcomes of the questionnaire presented an overall positive evaluation of the running of the Board and the Committees. The Board of Directors, among other things, acknowledged the substantial adequacy of the composition of the Board of Directors and of its Committees both in terms of the overall size, the number of the non-executive and independent Directors compared to the number of executive Directors and, more specifically, with regard to the various spheres of responsibility represented. The discussions that took place during the meetings whereby executive Directors provided in-depth clarification on various corporate matters were deemed effective.

During fiscal year 2010, the Board of Directors of Luxottica met five times — the record of attendance for such meetings is listed in the annexed table and the average length of the meetings was approximately one and a half hours. Where the Board deemed it appropriate to deal in greater depth with the items on the agenda, the Directors of the Company were invited to participate in special follow-up meetings, which dealt only with such items. For each meeting, the Directors were provided, sufficiently in advance of the meeting, with the relevant documents and information to enable them to make informed decisions. In January 2010 and January 2011, meeting days were organized for the Group’s senior management and the Company Directors, in order to promote a more in-depth knowledge of the business operations of the Company.

In January 2011, the Company issued the calendar of corporate events for the 2011 fiscal year, which is available on the website: www.luxottica.com. During the period from January 1 through February 28, 2011 the Board of Directors met three times.

Composition

The Board of Directors currently in office was appointed by the Shareholders’ Meeting on April 29, 2009, and shall remain in office until the Shareholders’ Meeting approves the financial statements for the fiscal year ending on December 31, 2011. The Board has fifteen members, as specified below.

Leonardo Del Vecchio	Chairman
Luigi Francavilla	Vice Chairman
Andrea Guerra	Chief Executive Officer
Roger Abravanel (*)	Member of the Human Resources Committee
Mario Cattaneo (*)	Chairman of the Internal Control Committee
Enrico Cavatorta
Roberto Chemello
Claudio Costamagna (*)	Chairman of the Human Resources Committee
Claudio Del Vecchio
Sergio Erede
Sabina Grossi	Member of the Human Resources Committee
Ivanhoe Lo Bello (*)	Member of the Internal Control Committee and Lead Independent Director
Marco Mangiagalli (*)	Member of the Internal Control Committee
Gianni Mion (*)	Member of the Human Resources Committee
Marco Reboa (*)	Member of the Internal Control Committee

(*)                    Director satisfying the requirement of independence set forth in the Italian Consolidated Financial Law and in the Code of Conduct.

The Chief Executive Officer is also an employee of the Company.

Set out below is a brief profile of each member of the Board, listing the most significant other offices held by such directors in listed companies as well as in financial, banking, insurance companies or companies of a significant size. In Luxottica Group, only the most significant companies or those companies having a strategic relevance have been considered. Please note that the summary tables attached to the Report also take into consideration the positions held in other listed companies, in financial, banking and insurance companies as well as in those companies of significant size, identified through the criteria implemented by the Company in 2007 and illustrated below.

Leonardo Del Vecchio

Company founder and Chairman of the Board of Directors since its incorporation. In 1986, the President of Italy conferred on him the badge of honour Cavaliere dell’Ordine al “Merito del Lavoro”. In May 1995, he was awarded an honorary business administration degree by the University Cà Foscari in Venice. In 1999, he was awarded an honorary Master’s degree in International Business by MIB, Management School in Trieste and in 2002 he was awarded an honorary management engineering degree by the University in Udine. In March 2006, he received an honorary degree in materials engineering by the Politecnico in Milan.

He is a member of the Board of Directors of Beni Stabili S.p.A., of GiVi Holding S.p.A., of Gianni Versace S.p.A. and of Kairos Partners SGR S.p.A.; he is Vice Chairman of Fonciere des Regions S.A. and a member of the Board of Directors of Delfin S.à r.l., Aterno S.à r.l. and Luxottica UK Ltd.

Luigi Francavilla

Mr. Francavilla joined Luxottica Group in 1968. He has been a Director since 1985 and Vice Chairman since 1991. During his long career in the Group he was Group’s Product & Design Director, Group’s Chief Quality Officer and Technical General Manager. He is the Chairman of Luxottica S.r.l., one of the major subsidiary companies of the Group.

In April 2000, he was awarded an honorary business administration degree by the Constantinian University, Cranston, Rhode Island, U.S.A. Mr. Francavilla is also a member of the Board of Directors of the Venice branch of Bank of Italy.

Andrea Guerra

Mr. Guerra has been Chief Executive Officer of the Company since July 27, 2004 and is a Director in the Company’s leading subsidiaries. Prior to this, he had worked for ten years in Merloni Elettrodomestici, a company he had joined in 1994 and where he had become Chief Executive Officer in 2000. Before joining Merloni, he had worked for five years in Marriott Italia, holding various positions and being promoted to Marketing Director. He received his business administration degree at Università La Sapienza in Rome in 1989.

In Luxottica Group, Mr. Guerra is, among others, Chairman of OPSM Group PTY Limited, member of the Board of Directors of Luxottica S.r.l., Luxottica U.S. Holdings Corp., Luxottica Retail North America Inc. and Oakley Inc., and is also Director of the associated company Multiopticas Internacional S.L.

Furthermore, he is a member of the Board of Directors of Parmalat S.p.A. and DEA Capital S.p.A.

Roger Abravanel

Mr. Abravanel has been a member of the Board of Directors of the Company since 2006. He received a degree in engineering from the Politecnico in Milan and a MBA from INSEAD in Fontainebleau, France. He worked for 34 years at McKinsey as a consultant for Italian and multinational companies in Europe, America and in the Far East. In 2006, he left McKinsey and he is currently a member of the Board of Directors of various companies and advisors of private equity funds in Italy and abroad. He has published numerous books.

He is a member of the Board of Directors of COFIDE S.p.A., Teva Pharmaceutical Industries Ltd., Banca Nazionale del Lavoro S.p.A. and Coesia S.p.A.

Mario Cattaneo

Mr. Cattaneo has been a member of the Board of Directors of the Company since 2003. He is Emeritus Professor of Corporate Finance at the Università Cattolica in Milan, Italy. He was a member of the Board of Directors of Eni from 1998 to 2005, of UniCredit from 1999 to 2005 and auditor of Bank of Italy between 1991 and 1999.

He is Chairman of Euromobiliare Asset Management SGR S.p.A.; member of the Supervisory Board of UBI Banca S.C.p.A.; Chairman of the Board of Statutory Auditors of Italiana Assicurazioni S.p.A. and of Sara Assicurazioni S.p.A.; member of the Board of Directors of Bracco S.p.A. and of Banca Sella Holding S.p.A.; Auditor of Michelin Italiana SAMI S.p.A.

Enrico Cavatorta

Mr. Cavatorta has been a member of the Board of Directors since 2003 and has held his position as Chief Financial Officer since he joined Luxottica Group in 1999. He is a member of the Board of Directors of the leading subsidiaries of the Group. Before joining Luxottica Group, he was Planning and Control Officer for the Piaggio Group. Between 1993 and 1996, he was a consultant for McKinsey & Co., and prior to that he was a financial controller of Procter & Gamble Italia, where he worked between 1985 and 1993. Mr. Cavatorta received a Business Administration degree at the Università LUISS in Rome, Italy.

He is, among others, a member of the Board of Directors of Luxottica U.S. Holdings Corp., Luxottica S.r.l., OPSM Group Pty Ltd., Luxottica Retail North America Inc. and Oakley Inc., all of which belong to Luxottica Group, as well as Director of the associated company Multiopticas Internacional S.L.

Roberto Chemello

Mr. Chemello joined Luxottica Group in 1979. Until 1985 he was Chief Financial Officer of the Company. Between 1985 and 2004, he was Chief Executive Officer of Luxottica Group. He then took over the position of Chief Operations Officer, which he held until July 2008, when he left all operational positions held in Luxottica Group. Mr. Chemello holds a degree in Corporate Finance from the Cà Foscari University in Venice.

In 2007, he acquired the control share of Woodn S.r.l., a company that specialises in the manufacturing and marketing of wood-based composites, where he holds the position of Chairman of the Board of Directors.

In 2008, he was appointed Chairman of the Board of Directors of the Chinese company Sunbow Environmental Decoration Material Co. Ltd., fully owned by Woodn S.r.l., which manufactures wooden composites for distribution both in the Chinese and international markets. Also, in 2008 he was appointed member of the Board of Directors of the Entrepreneurs’ Association of the Belluno Province.

Mr. Chemello is a member of the Board of Directors of Stefanel S.p.A.

Claudio Costamagna

Mr. Costamagna has been a member of the Board of Directors of the Company since 2006. He holds a business administration degree and has held important offices in Citigroup, Montedison and Goldman Sachs, where he was Chairman of the Investment Banking division for Europe, the Middle East and Africa for many years. He is currently Chairman of “CC e Soci S.r.l.”, a financial advisory boutique he founded. He is also a member of the International Advisory Board of the Università Luigi Bocconi.

Mr. Costamagna is a member of the Board of Directors of Autogrill S.p.A., Bvlgari S.p.A., DEA Capital S.p.A., AAA S.A. and Virgin Group Holdings Limited, as well as Chairman of Virtual B SIM S.p.A.

Claudio Del Vecchio

Mr. Del Vecchio joined Luxottica Group in 1978 and he has been a member of the Board of Directors of the Company since 1986. Between 1979 and 1982, he was responsible for distribution in Italy and Germany. From 1982 to 1997, he was in charge of the Group business in North America.

He is Chairman and Chief Executive Officer of Retail Brand Alliance, Inc. He is also a Director in Luxottica U.S. Holdings Corp.

Sergio Erede

Mr. Erede has been a member of the Board of Directors of the Company since 2004. He holds a degree in jurisprudence, which he received in 1962 at the Università degli Studi in Milan, Italy; in 1964 he received a masters in law from the Harvard Law School, Cambridge, Massachusetts, U.S.A. He worked for the Hale & Door law firm, in Boston, between 1963 and 1964 and for the Sullivan & Cromwell law firm in New York, between 1964 and 1965. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Since 1969, he has been working as a freelance professional. The law firm he founded in

1999, Erede e Associati, merged into the law firm Bonelli Erede Pappalardo, which serves prestigious clients in some of the largest transactions in Italy.

Mr. Erede is a member of the Board of Directors of Fonciere des Regions S.A., Interpump Group S.p.A., Gruppo Editoriale L’Espresso S.p.A., Società Italo Britannica L. Manetti-H. Roberts S.p.A., Manuli Rubber Industries S.p.A., Gruppo IPG Holding S.r.l. and Sintonia S.A., Chairman of AON Italia S.p.A. and Bolton Group International S.A. and Vice Chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A.

Sabina Grossi

Ms. Grossi has been a member of the Board of Directors of the Company since 2003. She holds a degree in Business and Economics and is a certified public accountant registered in the Auditors Register. Since 2005, she has also been a member of the Human Resources Committee of the Company. She was head of Investor Relations of the Group from 1996 to 2004. Between 1994 and 1996, she worked for Caboto Sim S.p.A. as a financial analyst, focusing on the Italian stock market. Between 1991 and 1993, she was an assistant professor for Mathematical Analysis at the Engineering Department of the La Sapienza University in Rome, Italy. During the same time, she also worked as a professor for statistical sciences at the school of Revenue Police.

She is a member of the Board of Directors of Molmed S.p.A. and Chairman of the Italian OneSight Foundation.

Ivanhoe Lo Bello

Mr. Lo Bello has been a member of the Board of Directors of the Company since April 29, 2009 and was appointed by the minority shareholders. He received a degree in Law at the University of Catania.

He is Chairman of UniCredit Leasing S.p.A. and was Chairman of Banco di Sicilia — Gruppo UniCredit from April 2008 until it became UniCredit in October 2010.

Between 2004 and 2008, he was a member of the Board of Directors of the Siracusa branch of Bank of Italy.

Mr. Lo Bello is a member of the National Council of Confindustria and, since September 2006, Chairman of Confidustria Sicilia. He is also Chairman of the Siracusa Chamber of Commerce and a member of the Board of Directors and of the Board of the Union of Italian Chambers of Commerce, where he is head of the Culture Department.

Marco Mangiagalli

Mr. Mangiagalli has been a member of the Board of Directors since April 2009. He holds a degree in political economics, received from the Università Bocconi in Milan, Italy, in 1973.

He spent most of his career working for the Eni Group and also worked for the Barclays Group in Italy and for the Nuovo Banco Ambrosiano Group.

At Eni, he held positions of increasing responsibility and was appointed Financial Director and ultimately Chief Financial Officer between 1993 and 2008. Since August 2008, he has been Chairman of Saipem S.p.A. and is a member of the Surveillance Committee of Intesa San Paolo S.p.A.

Gianni Mion

Mr. Mion has been member of the Board of Directors of the Company since 2004. He holds a degree in Business Administration and is a certified public accountant and auditor. He has been Chief Executive Officer of Edizione S.r.l. (previously Edizione Holding S.p.A.) since 1986. His professional career began as Auditor in KPMG. He then became financial controller in McQuay Europa S.p.A. In 1974, he joined Gepi S.p.A., where he became Vice General Manager in 1980. He was Managing Director of Fintermica S.p.A. between 1983 and 1985, and later Chief Financial Officer for Marzotto S.p.A., until 1986.

He is Chief Executive Officer of Edizione S.r.l. (previously Edizione Holding S.p.A.), a member of the Board of Directors of Benetton Group S.p.A., Autogrill S.p.A., Atlantia S.p.A., di Sintonia S.A., Burgo Group S.p.A. and Aereoporti di Roma S.p.A.

Marco Reboa

Mr. Reboa has been a member of the Board of Directors since April 2009, after serving as Chairman of the Board of Statutory Auditors of Luxottica Group S.p.A. between June 14, 2006 and April 29, 2009.

He holds a degree in Business Administration, received at the Università. Bocconi in Milan, Italy, in 1978. He is registered in the Association of Certified Accountants since 1982 and is a certified public accountant pursuant to Ministerial Decree April 12, 1995. He is currently full professor at the Law School of the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy, and works as a freelance professional in Milan, notably in the field of operations of corporate finance. Over the past few years, he has published a series of books and articles on financial statements, economic appraisals and corporate governance. He is Editor of the Magazine of Certified Accountants. He is a member of the Board of Directors of Eni S.p.A. and Interpump Group S.p.A., Chairman of the Board of Statutory Auditors of Mediobanca S.p.A. and Auditor of Group Lactalis Italia S.p.A., biG S.r.l. and Egidio Galbani S.p.A.

To assess the maximum number of positions a Director of the Group may hold as a director or an auditor in other companies listed on regulated markets, in financial companies, banks, insurance companies or other companies of a significant size, in 2007 the Company implemented the following criteria:

Listed companies,
financial companies,
banks, insurance
companies or
companies of a
Maximum number of appointments as director or auditor in other companies	significant size
Executive role	3 + LUXOTTICA
Non-executive role	9 + LUXOTTICA

For the purpose of multiple appointments, (i) the only positions to be taken into consideration are those as member of the Board of Directors or auditor for companies listed on regulated markets (domestic and foreign), in banks, insurance companies, or companies of a significant size, which are defined as companies with a total value of business or revenues exceeding Euro 1,000 million (hereinafter, “Large Companies”), (ii) the appointments by one or more Large Companies belonging to the same group, including Luxottica Group, are counted as one, whereby the appointment requiring the most significant commitment (i.e. the executive role) shall be considered the prevailing one.

The appointments held by the members of the Board of Directors in other companies, in compliance with the criteria indicated above, are compatible with the appointment in Luxottica Group. With regard to the Chairman, please note that he serves four relevant roles pursuant to the above-mentioned criteria. However, after taking into consideration the fact that he does not enjoy any managing powers in the Company and that his role in Beni Stabili S.p.A. is directly related to his role in Fonciere des Regions, the Board agreed that such appointments were compatible with his role in Luxottica Group.

The members of the Board of Directors possess the required professionalism and experience to perform their role effectively and efficiently.

It should be noted that neither the Company by-laws, nor any board resolutions, have authorized, generally or conditionally, any derogations from the non-competition clause.

Executive Directors

On April 29, 2009, the Shareholders Meeting confirmed Mr. Leonardo Del Vecchio as Chairman of the Company. On the same date, Mr. Luigi Francavilla was confirmed as Vice Chairman, and Mr. Andrea Guerra as Chief Executive Officer.

The Chairman retains the functions granted to him by law and by the Company by-laws and supervises the Internal Auditing function.

Although he is not in possession of executive managing powers, the Chairman is still regarded as an executive director by virtue of his commitment to the Company and his involvement in all the relevant strategic decision-making.

Through Delfin S.à r.l., the Chairman is the majority shareholder of the Company.

The Chief Executive Officer has been granted all the powers to manage the Company by virtue of the resolution adopted by the Board of Directors on April 29, 2009, with the exception of the following powers:

a)                         to approve strategic agreements and agreements with a financial value exceeding Euro 30 million, as a unit or aggregate amount — when dealing with transactions of the same nature or with a similar object, which were concluded in the same context as well as agreements requiring a commitment exceeding three years, except where the same qualify as ordinary or recurring;

b)                        to acquire, transfer, sell or grant holdings, enterprises or business branches for a unitary or aggregate amount or value (also taking into consideration financial indebtedness) — when dealing with transactions of the same nature or with a similar object and concluded in the same context — exceeding Euro 10 million;

c)                         to request banks, financial and commercial institutions to grant lines of credit or credit lines in general, to issue financial debt under any form, for an amount exceeding Euro 15 million per transaction;

d)                        to issue debt (other than intra-group transactions and those transactions for payment of tax and employees wages) on current accounts of the Company in banks and post offices, for a unitary or aggregate amount — when dealing with transactions of the same nature or with a similar object and concluded in the same context — exceeding Euro 15 million;

e)                         to issue and grant to banks, financial institutions and third parties, in general, collateral securities on the debts of third parties and, when on own debts or debts of companies belonging to Luxottica Group, for amounts totalling over Euro 15 million;

f)                           to issue and grant to banks, financial institutions and third parties, in general, guarantees on debt by Luxottica Group for amounts totalling over Euro 15 million and, if on corporate debts of Luxottica Group, over the existing credit limits; and

g)                        to carry out transactions for foreign exchange risk hedging and interest rate risk hedging, such as buying and selling currency futures, currency swaps, interest rate swaps, call and put options for a unitary or aggregate value — when dealing with transactions of the same nature or with a similar object and concluded in the same context — exceeding Euro 50 million.

The Chief Executive Officer is authorized by the Board of Directors to supervise all the business units. He also makes proposals to be submitted to the Board of Directors regarding the organization of the Company and of the Group, the general development and investment programs, the financial programs and the budget, as well as regarding any other matter the Board may request. He ensures that the organization, administration and accounting structure of the Company is suitable to its nature and size.

The Chief Executive Officer is also the executive director responsible for supervising the internal audit function in compliance with the guidelines of the Code of Conduct.

Mr. Luigi Francavilla, Vice Chairman and Mr. Enrico Cavatorta, member of the Board, have been granted the powers to perform transactions with a value not exceeding Euro 10 million.

Mr. Luigi Francavilla, Vice Chairman, Mr. Andrea Guerra, Chief Executive Officer, and Mr. Enrico Cavatorta, member of the Board of Directors, hold offices in companies controlled by Luxottica Group.

The Board of Directors, therefore, has four Executive Directors: Mr. Leonardo Del Vecchio, Mr. Luigi Francavilla, Mr. Andrea Guerra and Mr. Enrico Cavatorta.

In accordance with the Company’s by-laws, the designated bodies report to the Board of Directors and to the Board of Statutory Auditors regularly and, in any case, at least quarterly, on the general performance of the business and on the procedures to exercise the managing powers granted to them, as well as on the most relevant economic, financial and asset transactions performed by the Company and by its subsidiaries.

Non-executive Directors

Messrs. Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Roberto Chemello, Claudio Del Vecchio, Sergio Erede, Ivanhoe Lo Bello, Marco Mangiagalli, Gianni Mion, Marco Reboa and Sabina Grossi are non-executive directors.

On occasion of their appointment on April 29, 2009, the following members of the Board of Directors: Mr. Roger Abravanel, Mr. Mario Cattaneo, Mr. Claudio Costamagna, Mr. Ivanhoe Lo Bello, Mr. Marco Mangiagalli, Mr. Gianni Mion and Mr. Marco Reboa declared that they satisfy the requirement of independence set forth by Art. 148, paragraph 3 of Italian Legislative Decree 58/1998, as quoted in Art. 147-ter of same decree and in Art. 3 of the Code of Conduct of the Listed Companies.

The Board of Directors has determined that the independence requirements continued to be met on the basis of the information available and the information provided by the parties involved.

The Board of Statutory Auditors has checked the evaluation carried out by the Board of Directors on the independence of the Directors based on the criteria of the Code of Conduct.

Mr. Ivanhoe Lo Bello was assigned the role of Lead Independent Director, the point of reference and co-ordinator of petitions of the independent directors.

During 2010, on the initiative of the Lead Independent Director, a meeting was held only with the independent directors.

Appointment of Directors

The Board of Directors currently in office was appointed by the meeting of April 29, 2009, according to the list-based voting system. The minimum percentage of share capital required to present a list, as established by CONSOB, was equal to 1%.

Leonardo Del Vecchio, Luigi Francavilla, Andrea Guerra, Roger Abravanel, Mario Cattaneo, Roberto Chemello, Enrico Cavatorta, Claudio Costamagna, Claudio Del Vecchio, Sergio Erede, Sabina Grossi, Gianni Mion, Marco Mangiagalli and Marco Reboa were selected from the list submitted by majority shareholder Delfin S.à r.l.

Ivanhoe Lo Bello was selected from the minority list submitted by various institutional investors (Pioneer Asset Management S.A., Pioneer Investment Management SGR p.A., Arca SGR S.p.A., Stitching Pensioenfonds ABP, BNP Paribas Asset Management SGR S.p.A., Monte Paschi Asset Management SGR S.p.A., Fideuram Investimenti SGR S.p.A., Fideuram Gestions S.A., Interfund SICAV).

The lists and their support documentation, filed within the deadlines, on occasion of the meeting, are available for review on the Company’s website under the Governance/GM section.

The appointment of the directors is regulated by article 17 of the Company by-laws (please refer to these for more information).

The directors are appointed by the Shareholders’ Meeting based on the lists submitted by the shareholders, in which each name is matched with a progressive number up to a maximum number of fifteen.

Each candidate can be presented on only one list, under penalty of ineligibility.

If several lists are submitted, these lists must not be related to each other in any way, even indirectly. Therefore, each shareholder cannot submit or participate in the submission of more than one list, even through a third party or trustee company.

Furthermore, shareholders that fall into the following categories cannot submit or participate in the submission of more than one list: a) those adhering to a shareholders’ agreement regarding the shares of the Company; b) an individual and the companies controlled by them; c) the companies subject to communal control; d) a company and its general managers or directors.

In the event of violation of these rules, the vote of the shareholder on any of the lists submitted is disregarded.

Shareholders with a shareholding equal to at least the minimum percentage set by CONSOB pursuant to article 147-ter, paragraph 1, Italian Legislative Decree 58/1998, at the time the list is submitted, may submit a list of candidates for appointment to the Board of Directors.

The lists, which must include the professional curriculum vitae of the selected candidates, as well as a declaration stating that they accept their candidacy, that there are no legal grounds for their ineligibility or incompatibility provided for by law and that they meet any possible requirements indicated in the list, and which must be signed by the shareholders who submitted them, must be submitted to the registered office of the Company no later than twenty-five days prior to the first shareholders meeting.

The Company makes the lists and their attachments available to the public at its registered office, on its website and using the other methods provided for by CONSOB at least twenty-one days before the date fixed for the shareholders’ meeting.

The ownership of the minimum shareholding, which is required in order to be able to submit the lists, is determined by taking the number of registered shares of the shareholders submitting the list into consideration on the day the list is submitted to the Company and based on the subscribed share capital on that date. The relevant certification may also be presented to the Company after the list has been submitted, provided that this is done before the date that the Company has fixed for the publication of the lists.

Each list must include and explicitly indicate at least one independent Director pursuant to Article 147-ter, with a progressive number up to a maximum of seven. Where the list is made up of more than seven candidates, it must include and explicitly indicate a second independent Director pursuant to Article 147-ter. Each list can also explicitly indicate, where appropriate, the directors who comply with the requirement of independence provided for by the codes of conduct prepared by the organizations managing regulated markets or by trade associations.

At the end of the voting, the candidates of the two lists with the highest number of votes are appointed according to the following criteria:

a)                         from the list that received the highest number of votes (hereinafter “Majority List”), a number of directors equal to the total number of the members of the Board less one, is appointed, as previously agreed by the participants to the meeting; the candidates are appointed in compliance with these numerical limitations, according to the numerical order they are indicated on the list;

b)                        from the second list which obtained the highest number of votes and which may not be linked, even indirectly, to the shareholders who submitted or voted for the Majority List in accordance with the applicable provisions (hereinafter “Minority List”), one member of the Board is appointed — the candidate appearing as candidate number one on the list; however, in the event that no Independent Director pursuant to Art. 147-ter is appointed in the Majority List, where the Board of Directors is made up of a maximum of seven members, or in the event that only one Independent Director is appointed pursuant to Art. 147-ter, where the Board is made up by more than seven members, in place of the head of the Minority List, the first Independent Director pursuant to Art. 147-ter indicated in the Minority list shall be appointed.

The lists which did not reach a percentage of votes equal to at least half of the percentage of votes required to submit a list, will not be taken into consideration.

The candidate listed at the top of the Majority List will be appointed Chairman of the Board of Directors.

If the first two lists receive an equal number of votes, there will be a new vote in the shareholders’ meeting, where a vote will only be taken on the first two lists.

If only one list has been submitted, the Shareholders’ Meeting will vote on this list and if the relevant majority is reached, the candidates starting from the top of the list are elected directors until the number fixed by the Shareholders’ Meeting is reached, without prejudice to the obligation of the Shareholders’ Meeting to appoint a number of Independent Directors, pursuant to Art. 147-ter, equalling the minimum number provided for by law. The candidate in the first position of the list is elected Chairman of the Board of Directors.

In the event that there are no lists, the Board of Directors is appointed by the General Meeting based on a majority vote according to the provisions of law.

The Board of Directors has so far deemed it unnecessary to establish an Appointment Committee to propose candidates for appointment as directors due to the shareholding structure.

Remuneration of Directors

The Shareholders’ Meeting passes resolutions on the remuneration of Directors.

The Board of Directors is solely responsible for determining, after prior consultation with the Human Resources Committee and the Board of Statutory Auditors, the remuneration of the Directors performing special duties as well as the distribution of the total remuneration to be paid to each individual member of the Board, where this has not been already determined by the Shareholders’ Meeting.

The Shareholders’ Meeting on April 29, 2009 approved a gross monthly remuneration for the Board of Directors of Euro 101,497.50 for the entire duration of its term in office and thus until the approval of the financial statements on December 31, 2011. On the same day, the Board of Directors approved and directed that the gross monthly remuneration was to be divided equally between the members of the Board.

The Chairman receives a fixed remuneration for the office held in the Company, pursuant to article 2389, paragraph 3 of the Italian Civil Code. The Chairman also receives additional remuneration for the office held in the subsidiary company Luxottica UK.

Luigi Francavilla receives remuneration for the position of member of the Board of Directors and Vice Chairman of Luxottica Group and remuneration in his capacity as Chairman of the subsidiary company Luxottica S.r.l. During 2010, he retired as an employee of Luxottica Group; he maintained the Stock Option Plans and Performance Shares Plan assigned to him by the Company. His payment as an employee was composed of a fixed amount and a variable amount.

The aggregate remuneration of the Chief Executive Officer, also based in part on the quality of his role as manager of the Company, is composed of a fixed amount and a variable amount, linked to the attainment of predetermined objectives.

In addition to the fixed remuneration as member of the Board of the Company, Mr. Enrico Cavatorta receives remuneration as a Company executive, which is composed of a fixed amount and a variable amount, linked to the attainment of predetermined objectives.

Also, for managers in strategic roles, a significant part of the salary is linked to the attainment of predetermined objectives.

The remuneration of the non-executive Directors is not linked to the Company’s performance and is proportionate to the commitment required of each one of them and also in consideration of their participation in the internal committees of the Board. They do not benefit from stock-based incentive plans.

With the exception of the Chief Executive Officer, there are no agreements in place between the Company and the Directors providing for indemnity payments in the event of resignations or wrongful dismissal or in the event of cancellation of the employment contract as a result of a tender offer.

In particular, in the event of a wrongful cancellation of the employment contract of Andrea Guerra, the Company shall pay, in addition to the amounts that are provided for by Italian law, a lump sum, which is a gross one-time comprehensive payment equal to twice the yearly income of: (i) his fixed remuneration, which is the sum of his fixed remuneration as employee of the Company plus the fixed remuneration for his role as director of the Company; and (ii) his variable remuneration, calculated based on the average of what he received during the three years prior to the cancellation of the employment contract.

This remuneration is also applicable in the event that Andrea Guerra resigns for a just cause or within 60 days after the occurrence of any of the following events: a substantial negative modification of the managing powers granted to him and/or reduction of the powers granted therewith; or a change of position in the Company, following a change in control of the Company.

If the cancellation of the employment contract had occurred on December 31, 2010, the amount paid out to Andrea Guerra would have been Euro 6.8 million.

There are no agreements that provide for the allocation or maintenance of non-monetary benefits or the stipulation of ad hoc consultancy contracts in the event of termination of the position of the Chief Executive Officer or the position of other executive directors. There are no agreements that provide a compensation for non-competition commitments.

Following is an explanation of the effects of the cancellation of the employment contract on the incentive plans awarded by the Luxottica Group to Andrea Guerra.

Stock Options

The 2009 stock option plan provides for the discharge of the options on the date on which the Company informs the beneficiary of its termination of the employment contract for a just cause or subjective justified reason or in the event of a disciplinary dispute which leads to dismissal, at the time the notice from the Company is received by the beneficiary. The options are also discharged the day the beneficiary informs the Company of his/her withdrawal from the employment contract. The right to exercise expired options is explicitly excluded during the notice period.

Vested options can be exercised within 90 days from the cancellation of the employment contract with the Company only in the following specific cases: cancellation of the employment contract for reasons other than those stated in the previous paragraph and for reasons other than retirement, such as having reached certain age limits, disability and death; and in the event of among other things: i) consensual cancellation of the employment contract; and ii) termination of the employment contract on the part of the Company for an objective justified reason.

The 2009 stock option plan is subject to the 2006 Stock Option Plan Regulations approved by the Shareholders Meeting on June 14, 2006, under which the Board of Directors has the authority to administer the Plan and modify the terms of any options.

Performance share plan

With regard to the allocation of the Performance Share Plan, the provisions of article 7 of the regulations approved by the shareholders’ meeting of May 13, 2008 are applied to the Chief Executive Officer (available on the website of the Company in the Governance/GM section under Shareholders/Archive/Shareholders’ Meeting of May 13, 2008). The text of article 7 is quoted below:

“7.1 Since the right to the partial or full assignment of the Shares is also functionally linked to the permanence of the Employment Contract between the Beneficiaries and the Company or the Companies with which they are affiliated, in the event of cancellation of the Employment Contract when the Cancellation Date falls before the Assignment Date, the provisions stated in the following paragraphs of this article 7 shall be applied, with exception for the power of the Board of Directors to allow one or more of the Beneficiaries to partially or fully keep the Units or the power to make the amendment in order to improve these rights, and hence, in particular, to give the Beneficiaries the power to assign the Shares, either partially or fully, even in the absence of the related conditions.

7.2 In the event of the cancellation of the Employment Contract, when the Cancellation Date falls before the Assignment Date due to (i) the voluntary resignation of the Beneficiary that is not supported by a Just Cause or by one of the reasons stated in article 7.3, or due to (ii) dismissal for Just Cause or justified by a subjective reason, the Beneficiary will lose all the Units definitively and, consequently any rights to the assignment of the Shares.

7.3 In the event of the cancellation of the Employment Contract, when the Cancellation Date falls before the Assignment Date due to (i) the voluntary resignation by the Beneficiary that satisfies the requisites for retirement according to the law and in 30 days following this termination the Beneficiary has submitted the request to be granted the relevant pension; (ii) the Beneficiary suffers a permanent disability that prevents the Employment Contract from continuing; (iii) death; (iv) dismissal for Just Cause nor justified by subjective reasons, the Beneficiary (or their legitimate heirs or successors) shall have the right to maintain a number of Units, calculated in proportion to the period in which the Employment Contract was carried out during the Period of Time in question. The further Units shall be understood to be definitively discharged.

7.4 It is understood that the right of the Beneficiaries to the assignment of the Shares will in any case be suspended starting from the time a letter concerning a disciplinary dispute is sent (in accordance with and pursuant to article 7 of Italian Law 300/70, if the Employment Contract is regulated by Italian law, or, otherwise, in compliance with the provisions of the applicable legislation), until the time the notice is received in which the relevant sanction has been imposed or the notice from the Company or the Company with which they are affiliated stating that they do not wish to proceed with any sanction.

7.5 In the event that the Company or the Company with which they are affiliated transfers the Employment Contract to another company within the Group and/or in the event of cancellation of the Employment Contract and consensual establishment of a new Employment Contract with another company of the Group, the Beneficiary will maintain all the rights assigned to him/her by the Regulations”.

Andrea Guerra is also a beneficiary of the “Delfin Plan” assigned by the principal shareholder in 2004. With regard to this plan, in the event of cancellation of employment for reasons other than dismissal for just cause, the options can be exercised within thirty days from the termination of the employment. In the event of dismissal for just cause the options can no longer be exercised.

For more details on the remuneration, stock options and the performance share plan assigned to the Directors and managers in strategic roles, please refer to the information available in the notes to the financial statements as at December 31, 2010 as well as in the documents published pursuant to article 84-bis of the Regulations for Issuers on the Company website www.luxottica.com in the section Governance/Compensation.

Finally it is to be noted that the new Procedure for Operations with Related Parties, approved by the Board on October 25, 2010 and effective as of January 1, 2011, is to be applied for all decisions regarding the assignment of remuneration and economic benefits, in any form, to the members of the management and control bodies and the managers in strategic roles in the Company.

With regard to remuneration, the provisions of the aforesaid procedure are not applied:

(a)                     to the payment plans based on financial instruments approved by the shareholders’ meeting pursuant to Art. 114-bis of the Italian Consolidated Financial Law and the relevant executive transactions;

(b)                    to the resolutions of the Board of Directors on the subject of remuneration of the directors in special roles — other than the resolutions passed pursuant to Art. 2389 paragraph 3 of the Italian Civil Code — as well as the Managers in Strategic Roles, provided that:

(i)                       the Company has adopted a remuneration policy;

(ii)                    a committee made up exclusively of non-executive directors was involved in the definition of the remuneration policy and that the Independent Directors are in a majority;

(iii)                 a report illustrating the remuneration policy is subjected to the consultative vote of the Shareholders’ Meeting;

(iv)                the assigned remuneration is consistent with this policy.

Human Resources Committee

The Board of Directors of April 29, 2009 confirmed as members of the Human Resources Committee Claudio Costamagna, Roger Abravanel, Gianni Mion, Sabina Grossi, all of whom are non-executive directors and the majority of whom are independent directors. Claudio Costamagna, who has particular expertise in the field of finance, was appointed Chairman of the Committee.

The Committee, whose meetings are regularly reported in the minutes produced by the Group Director of Human Resources, shall perform investigations, offer consultations and submit proposals to the Board of Directors, including for the following matters:

•                             the formulation of proposals regarding the remuneration of the Members of the Board of Directors of the Company in special roles;

•                             the review of the proposals regarding the remuneration of managers in strategic roles and the criteria for the composition of the management bodies of the larger subsidiary companies;

•                             the review of the proposals for the introduction of monetary and share incentive systems to be put forward for the approval of the Board of Directors;

•                             the review of the objectives on which to base the short and long-term incentive systems to be put forward to the Board of Directors for approval, and the relevant results obtained.

The evaluation of the organizational requirements of the Company and the effective assignment of key positions (the so-called succession plans) is among the roles assigned to the Committee by the Regulations approved by the Board of Directors in the 2010 fiscal year. Among the executive directors, there is a succession plan for Mr. Enrico Cavatorta. The succession plans are examined on a yearly basis by the Committee.

The Committee meets whenever the Chairman deems it necessary or whenever a request is submitted to him by another member of the Committee, and passes resolutions in the absence of the interested parties.

Whenever the Committee deems it necessary to discuss certain issues in more detail, appropriate Company managers will be invited to take part in the meetings.

During the 2010 fiscal year, the Committee held three meetings during which, among others, it: (i) formulated proposals to the Board on the allotment of incentive plans (stock option, performance share plan) to employees of the Company and of its subsidiaries; (ii) formulated proposals to the Board of Directors on the remuneration for the members of the Board pursuant to article 2389, paragraph 3 of the Italian Civil Code; (iii) reviewed the general guidelines for the remuneration of employees for the year 2010.

The Committee can access the information and the Company functions necessary for the performance of its tasks as well as to work with external consultants. The Board of Directors resolved to allocate Euro 25,000 to the Committee for the 2011 fiscal year, in order to provide it with adequate financial resources to perform its tasks. A similar decision had been taken for the 2010 fiscal year.

II. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

The Internal Control System consists of specific procedures for each area of activity, which are set forth in the manuals updated and distributed within the Group and which are aimed at allowing a healthy and fair management of the Company in line with the predetermined objectives using an appropriate system for identifying, managing and monitoring risk.

This system is aimed at ensuring that the financial report is reliable, accurate and promptly submitted.

Particular importance is thus attributed to the control structure — defined on the basis of the COSO report model, which represents the best international practice to assess the adequacy of the internal control system — of the preparation and circulation of the financial reports, which has been further strengthened in the past few years to ensure compliance with the guidelines of the Sarbanes-Oxley Act (SOX).

In compliance with the provisions of Art. 2381 of the Italian Civil Code, on the basis of the information received by the appointed bodies responsible for ensuring that the organizational, administrative and accounting structure is suitable to the nature and size of the business, the Board of Directors establishes guidelines for the internal control system and assesses their adequacy so that the major risks for the Group may be correctly identified and monitored.

To this end, the Board consults with the Internal Control Committee, the Internal Control Officer, the Internal Auditing department and the Supervisory Board on the organizational model provided for by Italian Legislative Decree no. 231/2001.

By resolution on February 19, 2007, it was agreed that the Internal Auditing manager would report to the Chairman and to the Chief Executive Officer.

The foregoing is without prejudice to the supervisory and control duties, which are by law reserved to the Board of Statutory Auditors, while the auditing activity is assigned to an external auditing company in accordance with Italian regulations.

In the meeting on April 29, 2009, the Board of Directors confirmed the Chief Executive Officer as the executive administrator responsible for the supervision of the performance of the internal control system and of the duties and functions described in the Code of Conduct.

In the performance of his task, the Chief Executive Officer has supervised the identification of the major corporate risks through a risk assessment process, which was expanded to the most important companies belonging to the Group.

The criteria for the identification of corporate risks are linked to the nature of the risk itself (with specific reference to financial risks, risks concerning compliance with accounting regulations and risks with potential impact on the Company’s reputation), its likeliness to occur and its size. Periodically and upon specific request, the Chief Executive Officer has provided reports to the Board of Directors on any risks identified and the undertaken corrective actions. In May 2010, the position of Chief Risk & Compliance Officer of the Group was set up, which position is to report directly to the Chief Executive Officer. The CR&CO, in his/her organizational structure, has the task of guaranteeing an efficient and effective governance of the risks, of the more significant businesses as well as being responsible for supervising and managing compliance in the management of the business itself.

Moreover, the Chief Executive Officer has implemented the guidelines set by the Board, by planning, implementing and managing the internal control system, and regularly assessing its overall adequacy, its efficiency and effectiveness. The Chief Executive Officer has also dealt with the adjustment of the system to the changes in the operational conditions and of the legal and regulatory framework through the support of the relevant corporate structures.

In October 2009, the Board of Directors updated the Financial Risk Management Policy, applicable to all the companies of Luxottica Group and introduced in November 2006. The adjustment was necessary to implement some organizational changes with a view towards continuous improvement and alignment of the policy to the operating processes.

The policy sets forth the principles and rules for the management and monitoring of financial risks, with particular reference to activities by Luxottica Group to minimize the risks deriving from the fluctuations of interest rates and exchange rates.

The policy clarifies that “rate risk” hedging uses the “interest rate swaps”, while the derivative instruments are used for “exchange risk”, such as “forward exchange contracts”, and “collar zero cost”. The use of derivative instruments for speculative purposes is not allowed.

In addition to the caps set for each individual transaction in derivative instruments, the policy also sets a cap linked to the overall Luxottica Group debt exposure.

During 2007, a quarterly reporting system was implemented for the Internal Control Committee, to highlight the debt exposure and the hedging transactions implemented to minimize the “interest” and the “exchange rate” risks.

Another operational and control instrument that has been implemented for some time is the Credit Policy, which is applicable to all the wholesale companies of Luxottica Group.

This policy defines the rules and responsibilities for the management and collection of credit in order to prevent financial risks, optimize revolving credit and reduce losses on such credits. In particular, this policy sets the guidelines for the following activities:

•                             apportionment and control of the credit lines;

•                             monitoring of credit trends;

•                             soliciting unpaid/expired credits;

•                             management and control of undertaken legal actions;

•                             management and control of the appropriations and losses on credits;

•                             determination and control of terms of payment in the various markets; and

•                             control over warranty terms.

The Board of Directors annually assesses the adequacy, effectiveness and efficient functioning of the control system, in accordance with the methods described in Section III of this Report.

The Internal Control Committee

By virtue of its stock being listed in the United States, the Company is subject to the provisions of the Sarbanes-Oxley Act, which, in terms of internal controls, impacts the governance structure currently in place. In particular, some powers which pursuant to the Code of Conduct should be assigned to the Internal Control Committee are assigned instead in Luxottica Group to the Board of Statutory Auditors, which performs the functions of an Audit Committee. For more details, please refer to the relevant paragraph below.

On April 29, 2009, the Board of Directors appointed the following individuals as members of the Internal Control Committee: Mr. Mario Cattaneo, Chairman, Mr. Marco Reboa and Mr. Marco Mangiagalli. On July 28, 2009, Director Ivanhoe Lo Bello was also appointed member of the Committee.

All the members have significant experience in accounting and finance.

According to the provisions of its Rules, last updated in July 2009, the Internal Control Committee is responsible for performing investigations, offering consultations and submitting proposals to the Board of Directors.

In particular, the Committee performs the following activities:

•                             assists the Board in the execution of its tasks regarding internal controls;

•                             evaluates (i) the work program of the Internal Control Officer and the regular reports issued, (ii) the correct use of accounting principles, together with the manager responsible for the preparation of the Company accounting records and the managers and the auditors and (iii) the results of the activity performed by the Internal Auditing function; and

•                            expresses opinions on specific aspects concerning the identification of corporate risks as well as the planning, implementation and management of the internal control system.

Specific expertise on auditing is assigned to the Board of Statutory Auditors, acting as Audit Committee, later described in this Report. Moreover, the Financial Expert was identified within the Board of Statutory Auditors by the Board of Directors.

The Internal Control Committee meets whenever the Chairman deems it appropriate, usually prior to the Board meetings for the approval of the annual, six-monthly and quarterly reports, or whenever a meeting is requested to be called by him by another member.

Where the Committee deemed it appropriate to review in depth some items of the agenda, directors of the Company have been invited to take part in meetings specifically to review those items.

During the 2010 fiscal year, the Committee met nine times and it has, among other activities: evaluated the financial risks for the Company and the management criteria for the transactions in derivative instruments; examined the reports of the Supervisory Board and the reports about complaints regarding alleged violations of the Code of Ethics twice a year; reviewed the quarterly reports of the Internal Control Officer; assessed the development of activities aimed at compliance with the Sarbanes-Oxley Act; approved the audit plan and the integrations of same submitted over the year; and met with representatives of some departments to review in detail the progress of specific projects or the management of some specific risk areas.

The meetings, attended by the Chairman of the Board of Statutory Auditors, or by an Auditor appointed by same, are regularly reported in the meeting minutes.

The Internal Control Committee reports to the Board at least every six months on the activities performed.

The Committee has access to the information and the Company functions necessary for the performance of its task as well as to work with external consultants. The Board of Directors approved the allocation of funds totalling Euro 50,000 to the Committee for the 2011 fiscal year in order to provide it with the adequate financial resources to perform its tasks independently. A similar decision had been taken for the 2010 fiscal year.

The Internal Control Officer

The Internal Control Officer is responsible for ensuring the adequacy and efficiency of the internal control system and proposing corrective measures, provided he/she is given adequate means to perform his/her duties and has direct access to any information useful for the performance of these duties.

The Internal Control Officer has been identified by the Board of Directors, upon the proposal of the Chief Executive Officer, as the manager of Internal Auditing of Luxottica Group, Mr. Luca Fadda. The guidelines concerning his remuneration have been approved with the favorable opinion of the Internal Control Committee.

The Internal Control Officer reports to the Chairman and to the Chief Executive Officer — the executive manager supervising the functionality of the internal control system — and reports on the performance of his duties to the Chief Executive Officer, as well as to the Internal Control Committee and to the Board of Statutory Auditors, in its function as Audit Committee.

The Internal Control Officer is not responsible for any operational area and has access to any information useful for the performance of his duties. He is provided with a budget, determined by the Company, which is allocated consistently with the activities performed to reach the objectives set in the plan approved by the competent bodies.

In the course of the fiscal year, the Internal Control Officer has performed his role through the implementation of an activities and verifications plan, related to the Company and its main subsidiaries. Such actions, which the Officer periodically has reported to the Chairman, the Chief Executive Officer and the Board, through the Internal Control Committee and the Board of Statutory Auditors, have allowed the Company to identify areas for improvement of the internal control system, for which specific plans have been implemented to further strengthen the foundations of the system itself.

Organization, Management and Control System pursuant to Italian Legislative Decree no. 231/2001

On October 27, 2005, the Board of Directors implemented the Organization, Management and Control System, as established by Italian Legislative Decree no. 231/2001 in order to prevent the risk of employees and consultants of the Company carrying out illegal acts, with the consequent administrative liability as provided for by Italian Legislative Decree no. 231/2001 (hereinafter the “Model”).

The Model, which was subsequently modified in 2006 and 2008, was most recently updated by the resolution of the Board of Directors on July 26, 2010 in order to include the new illegal acts introduced by the recent provisions of law, such as: falseness of identification tools or marks, crimes against industry and trade and crimes related to the violation of copyright.

Particular importance is given to the “point persons” of the Supervisory Board (the Operational Unit Supervisors), or to the persons that perform functions considered to be the most “sensitive” activities pursuant to Italian Legislative Decree 231, who constantly monitor the implementation of the Model, within their area of responsibility, and report to the Supervisory Board every six months.

Following the update of the Model, and in continuation of the training programs from the past few years, training initiatives have been established for areas which are considered “sensitive” pursuant to Italian Legislative Decree no. 231.

The purpose of the Model is the establishment of a structured and organized system of procedures and control activities carried out mainly for prevention, such that the system cannot be overridden unless by fraudulently failing to comply with its provisions.

To this end, the Model serves the following purposes:

•                             to make all those working in the name of and on behalf of Luxottica aware of the need to accurately comply with the Model, and that the violation thereof shall result in severe disciplinary measures;

•                             to support the condemnation by the Company of any behavior which, due to a misunderstanding of corporate interest, is in conflict with the law, rules or more generally with the principles of fairness and transparency upon which the activity of the Company is based;

•                             to provide information about the serious consequences which the Company may suffer (and therefore also its employees, managers and top managers) from the enforcement of pecuniary and prohibitory fines provided for in the Decree and the possibility that such measures may be ordered as an interim measure; and

•                             to enable the Company to exercise constant control and careful supervision of its activities, in order to be able to react promptly in the event that risks arise and possibly enforce disciplinary measures provided for by the Model itself.

The Model is available on the website www.luxottica.com in the Governance section.

The Supervisory Board in office until the approval of the financial statements as of December 31, 2011, is composed of the manager of Internal Auditing, Mr. Luca Fadda, by Mr. Giorgio Silva and Mr. Ugo Lecis. The Board reports every six months to the Board of Directors, the Internal Control Committee and the Board of Statutory Auditors on the activities performed.

The Board of Directors allocated specific funds, totalling Euro 50,000, in order to provide the Supervisory Board with adequate financial resources to perform its duties for the 2011 fiscal year. A similar resolution had been passed for the 2010 fiscal year.

On the basis of the guidelines provided by the Parent Company and of the risk assessment performed, the subsidiary companies Luxottica S.r.l. and Luxottica Italia S.r.l. adopted their own Organization Model pursuant to Italian Legislative Decree no. 231 and appointed the respective Supervisory Bodies, in order to implement specific control measures relating to the different risk/offense potential of each company.

The Organizational Models of these two companies have also added supplements for the crimes of counterfeiting, offenses related to copyright and crimes against industry and trade.

Sarbanes-Oxley Act

Compliance with the provisions of the Sarbanes-Oxley Act (“SOX”) is compulsory for Luxottica Group since it is listed on the New York Stock Exchange (‘NYSE’), and therefore it has represented a significant motivation for the Group to continually improve its internal control system.

In particular, in complying with SOX, Luxottica not only intended to comply with a regulation but has also taken a real opportunity to improve its administrative and financial governance and the quality of its internal control system in order to make it more systematic, consistently monitored and methodologically better defined and documented.

Luxottica is aware that the efforts made to define an efficient internal control system, capable of ensuring complete, accurate and correct financial information, do not represent a one-off activity but rather a dynamic process that must be renewed and adapted to the evolution of the business, of the socio-economical context and of the regulatory framework.

The objectives of the control system have been defined consistently with the guidelines of SOX, which differentiates between the following two components:

•                             controls and procedures to comply with the disclosure obligations related to the consolidated financial statements and the Form 20-F (Disclosure controls and procedures-DC&P);

•                             internal control system that supervises the preparation of the financial statements (Internal Control Over Financial Reporting-ICFR).

The disclosure controls and procedures are designed to ensure that the financial information is adequately collected and communicated to the Chief Executive Officer (CEO) and to the Chief Financial Officer (CFO), so that they may make appropriate and timely decisions about the information to be disclosed to the market.

The internal control system that supervises the preparation of the financial statements has the objective of ensuring the reliability of the financial information in accordance with the relevant accounting principles.

The structure of the internal control system was defined consistently with the model provided by the COSO report, the most widely used international model to define and assess the internal control system, which establishes five components (control environment, risk assessment, control activity, information systems and communication flows and monitoring activity).

For the most important companies of the Group (so-called Material Control Units) controls were designed and their effectiveness was assessed both at general/cross level (entity level controls) and at the level of each operational/ administrative process. For the smaller companies, which were however still significant, especially when considered in the aggregate (so-called Material When Aggregated), the assessment was performed on the general effectiveness level of the control system.

Among the cross level controls, the controls to reduce the risk of fraud are particularly important. To this end, Luxottica has developed Anti-Fraud Programs & Controls derived from an in-depth risk assessment which, after mapping the possible ways in which fraud could be committed, defined the necessary controls to reduce the risk of fraud and/or allowing its identification. This “anti-fraud” system is constantly updated and improved.

In addition to defining and testing the internal control system in compliance with SOX requirements, Luxottica has also identified the necessary actions to ensure its optimal functioning over time.

The entire system must be monitored at two levels: by line management, supervising the significant processes and by the Internal Audit function, which independently and according to an approved intervention plan must check the effectiveness of the controls and report on these to the relevant functions and bodies.

Moreover, as a result of an ongoing comparison with other companies listed on the NYSE, the designed control system is subject to continuous improvements and streamlining. Since 2007, on the basis of experience gained internally, of the independent evaluations by the external auditors and the introduction of audit standard no. 5 adopted by the PCAOB (Public Company Accounting Oversight Board), a significant process has been implemented for the evaluation and rationalization of the controls currently in place, which has allowed the Company, on the one hand, to eliminate redundant controls that burdened operations without offering a real benefit in terms of strengthening of the internal control system and, on the other hand, to define and better protect the key controls and the monitoring controls. This process has been performed for all of the most important companies of the Group.

The Board of Statutory Auditors

The Board of Statutory Auditors currently in office for the duration of three fiscal years, until the approval of the financial statements as of December 31, 2011, is composed of three statutory auditors — Francesco Vella, Chairman, Alberto Giussani and Enrico Cervellera — who were all appointed at the meeting of April 29, 2009, and by two substitute auditors — Alfredo Macchiati, who was appointed at the meeting of April 29, 2009 and Giorgio Silva, who was appointed at the meeting of October 29, 2009. Giorgio Silva was appointed in substitution of Mario Magenes, who had been appointed at the meeting of April 2009 and had subsequently passed away.

The appointment of the Board of Statutory Auditors currently in office took place through the list-based voting system: Enrico Cervellera, Alberto Giussani and Mario Magenes were appointed from the list submitted at the meeting of April 2009 by the principal stockholder Delfin S.à r.l.; Francesco Vella and Alfredo Macchiati were appointed from the minority list submitted at the meeting of April 2009 by investment funds (Pioneer Asset Management S.A., Pioneer Investment Management SGR p.A., Arca SGR S.p.A., Stitching Pensioenfonds ABP, BNP Paribas Asset Management SGR S.p.A., Monte Paschi Asset Management SGR S.p.A., Fideuram Investimenti SGR S.p.A., Fideuram Gestions S.A., Interfund SICAV). The minimum percentage of share capital required to present a list, as established by CONSOB, was equal to 1%.

The addition to the Board with the appointment of Giorgio Silva took place through relative majority voting, with no list constraints, based on the candidacy submitted by the principal shareholder, Delfin S.à r.l.

The lists and their support documentation, that were filed within the deadlines and presented at the meeting, are available for review on the Company’s website under the Governance/GM section.

The procedures for the appointment of auditors are governed by article no. 27 of the Company by-laws; for more information, please refer to the same.

A candidate list for the appointment of the Board of Statutory Auditors may be submitted by any shareholder who — at the time the list is submitted — owns, on their own or jointly with other shareholders submitting the list, a shareholding equal to at least the minimum shareholding determined by CONSOB pursuant to article no. 147-ter, paragraph 1, of Italian Legislative Decree 58/1998.

The lists must be deposited at the registered office of the Company no less than twenty-five days before the day set for the shareholders meeting called to pass resolution on the appointment of the Auditors.

The lists must contain the names of one or more candidates holding the position of Statutory Auditor and one or more who hold the position of Substitute Auditor. The names of the candidates are marked under each section (statutory Auditor section, substitute Auditor section) by a progressive number and in any case must not exceed the number of members to be chosen by the body.

The lists furthermore contain, also as an attachment:

(i)                                     information regarding the identity of the shareholders that submitted the lists, with the indication of their overall percentage shareholding;

(ii)                                  a statement from the shareholders other than those that hold, also jointly, a controlling or relevant majority shareholding, attesting to the absence of linked relationships with the latter provided for by Art. 144-quinquies of the Regulations for Issuers;

(iii)                               comprehensive information on the personal and professional characteristics of the candidates, as well as a statement from these candidates attesting that they satisfy the requirements provided for by law and to their acceptance of the candidacy, complete with a list of director and control duties held by these candidates in other companies.

The Company makes the lists and related attachments available to the public at its registered office, on its website and using the other methods established by CONSOB, at least twenty-one days before the date fixed for the shareholders meeting.

The ownership of the minimum shareholding, which is required in order to be able to submit the lists, is determined by taking the number of registered shares of the shareholders submitting the list into consideration on the day the list is submitted to the Company compared to the total subscribed share capital on that date. The relevant certification may also be presented to the Company after the list has been submitted, provided that this is done before the date that the Company has fixed for the publication of the lists.

In the event that at the expiry of the deadline for the submission of the lists, one list only has been submitted, or lists have been submitted by shareholders who are linked to each other pursuant to the applicable provisions, additional lists may be submitted up to four days after such date or up to the date that may be set by binding laws in force at that time. In this case, the above thresholds set for the submission of lists are halved.

A shareholder may not submit or vote for more than one list, either individually, through a third party or through trustee companies. Shareholders belonging to the same group and shareholders who are party to a shareholders’ agreement with respect to the issuer’s shares, may not submit or vote for more than one list, even through a third party or through trustee companies. A candidate may appear on one list only, under penalty of ineligibility.

The Auditors are appointed as follows: (i) from the list which received the highest number of votes (“Majority List”), two statutory Auditors and one substitute Auditor are appointed, according to the progressive order in which they appear on the list; (ii) from the list which received the second highest number of votes and which may not be linked, even indirectly, to the shareholders who submitted or voted for the Majority List pursuant to the applicable regulations (“Minority List”), a statutory Auditor, who is to become the Chairman of the Board of Statutory Auditors (“Minority Auditor”), and a substitute Auditor (“Minority Substitute Auditor”) are appointed, according to the progressive order in which they appear on the list. In the event the lists receive the same number of votes, the list submitted by the shareholders who hold the higher number of shares when the list is submitted or, alternatively, by the higher number of shareholders, shall prevail.

In the event that one single list has been submitted, the shareholders meeting shall vote on the same and in the event that the same receives the relative majority of the votes, without taking into account the non-voters, all the candidates for the positions of statutory and substitute Auditors indicated on the list shall be appointed. In this event, the first candidate for the position of statutory Auditor shall be appointed Chairman of the Board of Statutory Auditors.

In the event that no lists are submitted or that on any grounds the names indicated in the lists are not sufficient, the Board of Statutory Auditors and possibly the Chairman are appointed by the Meeting with the ordinary majorities provided for by law. In the event that, on any grounds, the Majority Auditor is missing, he is to be replaced by the Substitute Auditor appointed from the Majority List.

In the event that, on any grounds, the Minority Auditor is missing, he is to be replaced by the Substitute Minority Auditor.

When the Meeting replaces members of the Board of Statutory Auditors, the Auditors elected from the Minority List are appointed using the majority voting system, where allowed by the applicable regulations in force. The count shall not include the votes of the shareholders who stated pursuant to the regulations in force that they hold the relative majority of the votes that may be cast in the Meeting, even indirectly or together with other shareholders who are part of a shareholders’ agreement pursuant to Art. 122 of Italian Legislative Decree 58/1998, as well as the votes of the shareholders who control, are controlled or are under common control by the same. In any case, the new Minority Auditor shall take over the position of Chairman.

The Board of Statutory Auditors supervises compliance with the law, the by-laws and with proper management principles, the appropriateness of the instructions given by the Company to the subsidiary companies, the appropriateness of the Company structure with respect to the areas of responsibility, the internal control system and the administrative accounting system and the reliability of the latter in the correct reporting of the management-related issues, and verifies the procedures for the implementation of the corporate governance rules provided for by the Code of Conduct, and, in accordance with the provisions of Italian Legislative Decree 39/2010, supervises the financial information process, the efficiency of the internal auditing system, the auditing of accounts and the independence of the legal auditor.

Each Auditor reports to the other Auditors and to the Board of Directors on Company transactions in which they have an interest personally or on the account of a third-party.

The Board of Statutory Auditors presents its duly formed proposal to the Shareholders’ Meeting on the appointment of the auditing function to the external auditors.

In the performance of its duties, the Board of Statutory Auditors coordinates with the Internal Audit department, with the Internal Control Committee and the Risk Management office.

The Board of Statutory Auditors confirms the correct application of the criteria used by the Board of Directors to assess the independence of the Directors.

Following its appointment in April 2009, the Board of Statutory Auditors assessed the compliance of its members with the requirements of independence.

The Board of Statutory Auditors was identified by the Board of Directors as the suitable body to act as Audit Committee as provided for by the Sarbanes Oxley Act and by SEC and NYSE rules and regulations.

The Board of Statutory Auditors:

•                             examines the reports of the Chief Executive Officer and Chief Financial Officer on any significant point of weakness in the planning or in the performance of internal controls which is reasonably capable of negatively affecting the capacity to record, process, summarize and disclose financial information and the shortcomings identified through the internal controls (Section 404 “Internal Controls over financial reporting”);

•                             examines the reports by the Chief Executive Officer and Chief Financial Officer on any fraud involving management or related officers in the context of the internal control system;

•                             evaluates the proposals of the auditing companies for the appointment as external auditor and submits a proposal on the appointment or revocation of the auditing company to the shareholders’ meeting;

•                             supervises the activities of the external auditors and their supply of consulting services, other auditing services or certificates;

•                             reviews periodic reports of the external auditors on: (a) the critical accounting criteria and practices to be used; (b) the alternative accounting processes generally accepted, analyzed together with management, the consequences of the use of such alternative processes and the related information, as well as the processes which are considered preferable by the external auditors; and (c) any other relevant written communication between the external auditors and management;

•                             makes recommendations to the Board of Directors on the settlement of disputes between management and the external auditors regarding financial reporting;

•                             approves the procedures concerning: (i) the receipt, the archiving and the treatment of reports received by the Company on accounting matters, internal control matters related to the accounts and audit-related matters; (ii) the confidential and anonymous reporting on questionable accounting or auditing matters;

•                             assesses the requests to make use of the auditing company appointed to perform the auditing of the balance sheet for permitted non-audit services and expresses their opinion on the matter to the Board of Directors;

•                             approves the procedures prepared by the Internal Auditing manager for the pre-emptive authorization of the permitted non-audit services, analytically identified, and examines the reports on the supply of the authorized services.

In accordance with U.S. regulations, Alberto Giussani was appointed Audit Committee Financial Expert by the Board of Directors on April 29, 2009.

The Board of Statutory Auditors has been granted the appropriate skills and resources to perform the above-mentioned duties.

All the Auditors comply with the legal requirements of such office and in particular with the requirements set forth in article no. 148, paragraph 3, of the Italian Consolidated Financial Law.

Below is some background information on the members of the Board of Statutory Auditors currently in office and on the main offices held in other companies as of December 31, 2010.

Francesco Vella, Chairman

An attorney at law, Mr. Vella is full professor of commercial law at the University in Bologna, Italy, where he currently teaches in the Master’s program. He has written three essays and several publications for miscellaneous journals and magazines specialized in banking, financial and corporate matters. Mr. Vella is a member of the editorial board of the following magazines: “Banca Borsa, Titoli di Credito”, “Mercato Concorrenza e Regole”, “Il Mulino”, “Banca, impresa e società”, “Giurisprudenza Commerciale” and “Analisi giuridica dell’economia”, which he helped to set up, as well as the website “lavoce.info”.

He is a member of the Board of Directors of UGF S.p.A., ATC Azienda di Trasporti Consorziali di Bologna S.p.A. and Bologna Fiere S.p.A. and Chairman of Alma Mater S.r.l.

Enrico Cervellera — Statutory Auditor

Mr. Cervellera received a degree in Business and Economics from the Università Bocconi in 1963 and a degree in jurisprudence from the Università Cattolica in 1968. He is registered in the Register of Chartered Accountants since 1965 and is auditor as per Ministerial Decree April 12, 1995. Between 1965 and 1983, he worked in the Tributary Bureau associated with Arthur Andersen. Since 1983, he has been working as a freelance professional in Milan, focusing mainly on company transactions (takeovers, transfers, mergers, etc.) and on financial consulting to companies.

He is Chairman of the Board of Statutory Auditors of Interpump Group S.p.A. and Seat Pagine Gialle S.p.A., auditor of Tamburi Investment Partners S.p.A., member of the Board of Directors of Ferrero S.p.A. and Chairman of the Board of Statutory Auditors of Gruppo Lactalis Italia S.p.A., biG S.r.l. and Egidio Galbani S.p.A.

Alberto Giussani — Statutory Auditor

Mr. Giussani received a degree in Business and Economics from the Università Cattolica in Milan, Italy. He is registered in the Register of Accountants and Tax Advisers since 1979 and in the Register of Chartered Accountants since 1995, when the Register was set up.

Between 1981 and 2000, he was a member of the Accounting Principles Commission of the Accountants and Tax Advisers and he serves currently as Vice Chairman of the Scientific Technical Committee of the Italian Accounting Body. Between 2001 and 2008, he was a member of the Standard Advisory Council of the IASC Foundation for the provision of international accounting principles. He was a partner in the auditing company PricewaterhouseCoopers between 1981 and 2007.

He is Chairman of the Board of Statutory Auditors of Mediaset S.p.A., member of the Board of Directors of Credito Artigiano S.p.A., Fastweb S.p.A., Seat Pagine Gialle S.p.A. and Istifid S.p.A. and Statutory Auditor of Carlo Tassara S.p.A.

Auditing Firm

The auditing activity is entrusted to an auditing company registered in the Register of Auditors, whose appointment is approved by the Shareholders’ Meeting.

The auditing company serving until the approval of the financial statements for the year 2011 is Deloitte & Touche, in accordance with the resolution of the Shareholders’ Meeting on June 14, 2006.

At the forthcoming general meeting, stockholders will be called upon to approve the recommendation of the Board of Statutory Auditors to appoint PricewaterhouseCoopers S.p.A. as the new independent registered public accounting firm for the 2012-2020 term.

Manager responsible for the preparation of the Company’s financial reports

On April 29, 2009, the Board of Directors confirmed the Group Chief Financial Officer, Enrico Cavatorta, as the manager responsible for the preparation of the Company’s financial reports.

The appointed manager will remain in office until: (a) termination of the entire Board of Directors which appointed him; (b) dismissal from the office; or (c) revocation of the office by the Board itself.

The appointed manager has been granted all the powers and resources necessary to perform his duties according to the applicable regulations of the Italian Consolidated Financial Law and of the related performance regulations. In particular, the appointed manager has been granted wide powers connected to: (i) the preparation of adequate administrative and accounting procedures for the preparation of both the separate and consolidated financial statements as well as of any notice of a financial nature; (ii) the issue of certifications pursuant to Art. 154-bis paragraph 2, of the Italian Consolidated Financial Law with reference to the acts and the communications of the Company disclosed to the market and relating to the accounting report, including half-year reports, of the Company; and (iii) the issue, together with the Chief Executive Officer, of certificates pursuant to Art. 154-bis paragraph 5, of the Italian Consolidated Financial Law, with reference to the separate financial statements, the six-monthly financial statements and the consolidated financial statements. More generally, the appointed manager has been granted the power to perform any activity necessary or useful for the appropriate performance of the above-mentioned task including power to expend Company funds within the limits of the powers already granted to Mr. Cavatorta, with exception of the possibility to spend amounts in excess of the above-mentioned limits, where necessary and upon specific and justified request by the appointed manager, subject to prior approval by the Board of Directors.

III. BY-LAWS, CODE OF CONDUCT AND PROCEDURES

Code of Conduct

The Company adheres to the principles of the Code of Ethics, as well as of those of the Code of Conduct prepared in 2006, whose recommendations have thoroughly been implemented by the Company, except as otherwise specified in this Report.

By-laws

The current Company by-laws were most recently amended on the resolution of the Board of Directors on October 25, 2010, for the purpose of adapting the by-laws to the provision of Italian Legislative Decree January 27, 2010, no. 27, containing “Implementation of directive 2007/36/EC, on the exercising of certain rights of shareholders in listed companies” as well as Italian Legislative Decree no. 39 of January 27, 2010 containing provisions on the subject of auditing.

The Board of Directors, authorized by article 23 of the by-laws, therefore amended articles 9, 11, 12, 17, 27 and 28.

The text of the by-laws is available on the website www.luxottica.com in the Governance/By-laws section.

Code of Ethics and Procedure for Handling Reports and Complaints regarding Violations of Principles and Rules Defined and/or Acknowledged by Luxottica Group

The “Code of Ethics of Luxottica Group” represents the values underlying all of the Group’s business activities and is subject to constant verification and updating to reflect the proposals derived in particular from U.S. regulations.

The Code, originally approved by the Board of Directors on March 4, 2004, has been adapted over the years and was finally updated by the Board itself during the meeting on July 31, 2008.

In addition to the Code, there is a Procedure for the Handling of Reports and Complaints of Violations of principles and rules defined and/or acknowledged by Luxottica Group.

The procedure covers reports, complaints and notifications of alleged fraud, violation of ethical and behavioural principles set forth in the Code of Ethics of the Group and of irregularities or negligence in accounting, internal controls and auditing.

Complaints received from both internal and external subjects by the Group are taken into consideration: the Group undertakes to safeguard the anonymity of the informant and to ensure that the employee reporting the violation is not subject to any form of retaliation.

The reports of violations of principles and rules defined or recognized by the Group are submitted to the person in charge of the Internal Audit, who in turn submits them to the Chairman of the Board of Statutory Auditors.

The Code of Ethics is available on www.luxottica.com, in the Company/Values and Ethics section.

Procedure for transactions with related parties

On October 25, 2010, the Board of Directors voted unanimously to adopt a new procedure to regulate transactions with related parties pursuant to the new provisions of CONSOB regulation 17221/210.

The procedure, which was approved by the Internal Control Committee (composed exclusively of independent Directors), became applicable beginning January 1, 2011.

The procedure regulates the execution of major and minor transactions. Transactions with and among subsidiary companies, associated companies, ordinary transactions, transactions of an inferior amount (of an amount less than Euro 2.5 million or, with regard to the remuneration of a member of a management or control body or managers with strategic responsibilities, of an amount less than Euro 250,000) are excluded from the application of the procedure.

The Board of Directors also resolved, as authorized based, among other things, on the interested parties involved in each individual transaction, that: (i) the Human Resources Committee — composed of non-executive directors, the majority being independent — were involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles; (ii) the Internal Control Committee was involved and consulted regarding other transactions with related parties.

Further information on the application of the procedure with regard to remuneration and assignment of benefits to the members of the management and control bodies and managers in strategic roles are stated in the previous paragraph “Remuneration of Directors”.

The “Guidelines for Transactions with Related Parties” were applied until December 31, 2010.

Both documents are available on the website www.luxottica.com, in the Governance/Procedures section.

Internal Dealing Procedure

On March 27, 2006, in order to implement internal dealing regulatory changes, as set forth in Art. 114, seventh paragraph, of the Italian Consolidated Financial Law and Art. 152-sexies et seq. of the Regulations for Issuers, the Board of Directors approved the Internal Dealing Procedure. This Procedure was last updated on March 13, 2008.

The Internal Dealing Procedure regulates in detail the behavioral and disclosure obligations relating to transactions in Luxottica shares or American Depositary Receipts (ADRs) completed by so-called “relevant parties”.

The relevant parties, which are directors, auditors of the company and two managers with strategic functions (pursuant to Art. 152-sexies letter c2), report to the Company, to CONSOB and to the public on any transactions involving the purchase, sale, subscription or exchange of Luxottica shares or of ADRs whose overall value equals at least Euro 5,000 per year, calculated by adding the transactions involving Luxottica shares and ADRs completed by each interested party or on behalf of those closely associated with such parties.

The Procedure provides for black-out periods during which the interested parties are not allowed to trade any Luxottica securities.

The Procedure is available on the website www.luxottica.com, in the Governance/Procedures section.

Procedure for the Processing of Confidential Information

On March 27, 2006, in compliance with articles 114, 115-bis of the Italian Consolidated Financial Law and of articles 152-bis et seq. of the Regulations for Issuers, as well as the regulations contained in the Code of Conduct, the Board of Directors adopted a Procedure for the processing of confidential information (pursuant to article 181 of the Italian Consolidated Financial Law), in order to ensure that the disclosure thereof is timely, thorough and adequate. This Procedure was last updated on March 13, 2008.

The following persons are required, among other things, to comply with the confidentiality of such documents and information: (i) directors; (ii) statutory auditors; (iii) any manager in Luxottica and in the companies belonging to the Group; and (iv) any other employees of Luxottica and of the companies belonging to the Group who, by virtue of their function or position, become aware of information and/or acquire information classified as confidential information.

The Procedure for the processing of confidential information also requires the identification of the persons responsible for external relations, their expected behavior, the operational procedures and related obligations to comply with the same. The policy also indicates the characteristics, contents and procedures for updating the Register of people with access to confidential information.

This Register was implemented by Luxottica in order to comply with the provisions of article 115-bis of the Italian Consolidated Financial Law.

This policy is available on the website www.luxottica.com, in the Governance/Procedures section.

Appointment of External Auditors

U.S. regulations provide that either the Audit Committee or the equivalent body under the specific rules of the issuer’s home country must approve the services provided by external auditors to the Company and to its subsidiaries.

To this end, on October 27, 2005, the Board of Directors approved the ‘Group Procedure for the Appointment of External Auditors’, in order to protect the independence of the external auditor, which is the fundamental guarantee of the reliability of the accounting information regarding the appointing companies. This policy was last updated on October 25, 2010, also in adaptation to Italian Legislative Decree 39/2010.

The parent company’s external auditor is the main auditor for the entire Luxottica Group.

The limitations on the appointment contained in this policy derive from current regulations in Italy and in the United States, by virtue of the fact that the Company’s shares are listed both on the MTA, organized and managed by Borsa Italiana, and on the New York Stock Exchange, without prejudice to any additional constraints imposed by any local laws applicable to the individual non-Italian subsidiary companies.

The policy is available on the website www.luxottica.com, in the Governance/Procedures section.

IV. SHAREHOLDERS’ MEETINGS

The Board of Directors determines the venue, date and time of the shareholders’ meeting in order to facilitate the participation of shareholders.

The Luxottica Directors and Auditors endeavor to attend the meetings, in particular those Directors who, by virtue of their position, may contribute significantly to the discussion and report on the activities performed.

The Governance/GM section of the Company’s website contains the relevant information regarding shareholders’ meetings held during the most recent fiscal years, including the resolutions passed, the notices of call, as well as the documentation concerning the items on the agenda.

Additional documentation for the meetings is made available also on the internet website of the Company for the time limits set by current provisions of the law.

Luxottica has adopted a Regulation for shareholders’ meetings to ensure the regular and functional management of ordinary and extraordinary shareholders’ meetings and to ensure that each shareholder is allowed to express an opinion on the items being discussed. The Regulation is available at the Company’s registered office and at the venues in which the Shareholders’ Meetings are held; the Regulation is also available to the public on the website www.luxottica.com, in the Governance/GM section.

The Board of Directors, in the meeting of February 28, 2011, updated the Regulation, which were then approved by the shareholders’ meeting of September 14, 2004, for the sole purpose of adapting it to the new legal provisions introduced by Italian Legislative Decree 27/2010.

Pursuant to article 12 of the by-laws, those stockholders for whom the Company has received notice by the relevant intermediary pursuant to the centralized management system of the financial instruments, pursuant to the regulations and legal provisions in force at that time, shall be entitled to attend the Meeting and to vote.

All persons entitled to attend the Meeting may be represented by written proxy in accordance with the provisions of law. The proxy can also be sent electronically, according to the methods established by the regulations of the Italian Ministry of Justice. The electronic notification of the proxy can be carried out, in compliance with the provisions stated in the notice of invitation to attend, by using the special section on the website of the Company, or, if stated in the notice of invitation to attend, by sending the document to the certified e-mail address of the Company.

The proxy may also be granted to the representative appointed by the Company with voting instructions on all or some of the proposals on the agenda in accordance with article 135-undecies of the Italian Consolidated Financial Law.

The Company by-laws do not provide for voting by mail.

Pursuant to article 14 of the by-laws, the provisions of the law are applied in relation to the validity of the composition of the meeting and the related resolutions.

During 2010, the Shareholders’ Meeting convened on April 29, 2010 to pass resolutions on the following items on the agenda:

1.                          approval of the financial statements as of and for the year ending December 31, 2009;

2.                          allocation of the net income and distribution of the dividend.

V. INVESTOR RELATIONS

An investor relations team, directly reporting to the Chief Executive Officer, is dedicated to relations with the national and international financial community, with investors and analysts, and with the market.

The Company set up a specific Investors section on its website to provide information that may be of interest to Company shareholders and investors. Documents on corporate governance are also available on the website www.luxottica.com and may be requested via e-mail at the following address: investorrelations@luxottica.com.

Information relating to periodic reports and any significant events or transactions is also promptly disclosed to the public through postings on the Luxottica website.

SECTION III — SUMMARY OF THE MOST RELEVANT CORPORATE EVENTS SUBSEQUENT TO THE CLOSING OF FISCAL YEAR 2010

Below is a summary of the most significant events that occurred after the closing of fiscal year 2010 up to the date of this Report. The most significant events have already been described in the paragraphs above.

After closing the 2010 fiscal year, the Board of Directors:

(a)                     in accordance with the application criteria 1.C.1. (a) and 1.C.1. (b) of the Code of Conduct, approved the annual report concerning the organizational and accounting corporate structure of Luxottica Group, identifying strategically important subsidiaries;

(b)                    on the basis of the answers to a specific questionnaire, assessed the size, composition and performance of the Board itself and of the Committee in compliance with Application Criteria 1.C.1. (g) acknowledging the adequacy of the composition of the Board, of the Committee and their respective performances;

(c)                     evaluated the meeting of the independence requirement, based on the information available and the information provided by the non-executive Directors by virtue of the provisions of the Italian Consolidated Financial Law and of the Code of Conduct, determining Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Ivanhoe Lo Bello, Marco Mangiagalli, Gianni Mion and Marco Reboa to be independent directors;

(d)                    verified that the present composition of the Board of Directors is compliant with the criteria established with respect to the maximum number of posts to be held in other companies;

(e)                     decided to allocate specific funds to be made available to the Internal Control Committee and to the Human Resources Committee, as well as to the Board of Statutory Auditors in its capacity as Audit Committee and to the Supervisory Board in order to provide them with adequate financial resources to perform their respective tasks in compliance with Application Criteria 5.C.1. (e);

(f)                       evaluated the adequacy, efficiency and effective functioning of the internal control system as described in the report in point a) above and by the report of the Internal Control Committee in compliance with Application Criteria 8.C.1. (c);

(g)                    approved the audit plan for 2011, already approved by the Internal Control Committee.

In accordance with the provisions of the Code of Conduct, the Board of Statutory Auditors assessed the evaluation made by the Directors on their independence and has verified the compliance with the requirements for each individual auditor as outlined by the Code of Conduct (articles 10.C.2 and 3.C.1).

Milan, February 28, 2011

COMPOSITION OF THE BOARD OF DIRECTORS AND OF THE COMMITTEES — FISCAL YEAR 2010

Directors in office

			Non-			Number of other offices	Internal Control Committee		Human Resources Committee
Position	Members	Executive	executive	Independent	(*)	(**)	(***)	(*)	(***)	(*)
Chairman	Leonardo Del Vecchio	X			100%	4				—
Vice Chairman	Luigi Francavilla	X			100%	1
CEO	Andrea Guerra	X			100%	2
Director	Roger Abravanel			X	80%	3			X	100%
Director	Mario Cattaneo			X	100%	7	X	100%
Director	Enrico Cavatorta	X			100%	—
Director	Roberto Chemello		X		100%	1
Director	Claudio Costamagna			X	100%	5			X	100%
Director	Claudio Del Vecchio		X		100%	—
Director	Sabina Grossi		X		100%	1			X	100%
Director	Sergio Erede		X		80%	7
Director	Ivanhoe Lo Bello			X	100%	1	X	89%
Director	Marco Mangiagalli			X	100%	2	X	89%
Director	Gianni Mion			X	100%	7			X	100%
Director	Marco Reboa			X	80%	4	X	100%
Number of meetings held during fiscal year 2010		BoD: 5	Internal Control Committee: 9				Human Resources Committee: 3

(*)                    Indicates the percentage of participation of the Directors in the meetings of the Board of Directors and of the Committees.

(**)             Lists the number of offices as director or auditor performed by the interested party in other listed companies, banks, financial, insurance companies or companies of a significant size, in compliance with the criteria implemented by the Company and described in section II of this Report.

(***)      An “X” indicates that the member of the Board of Directors is also a member of the Committee.

2. BOARD OF STATUTORY AUDITORS — 2010 FISCAL YEAR

Position	Members	Percentage of attendance at the Board meetings	Number of other positions in office held (*)
Chairman	Francesco Vella	100%	4 — 1 of which listed
Statutory Auditor	Alberto Giussani	100%	6 — 4 of which listed
Statutory Auditor	Enrico Cervellera	100%	7 — 3 of which listed
Number of meetings during the 2010 fiscal year: 10

(*)                    Indicates the number of offices as director or auditor performed by the interested party in other listed companies indicated in book V, title V, paragraphs V, VI and VII of the Italian Civil Code, with the number of offices held in listed companies.

Pursuant to article 27 of the Company by-laws, a candidate list for the appointment of the Board of Statutory Auditors may be submitted by any shareholder who, at the time of submission, owns, on its own or jointly with other shareholders submitting the list, an interest equal or greater than the threshold determined by CONSOB pursuant to article no. 147-ter, paragraph 1, of Italian Legislative Decree 58/1998. In the event that at the expiry of the deadline for the submission of the lists, only one list has been submitted, or lists have been submitted by shareholders who are related to each other pursuant to the applicable provisions, additional lists may be submitted up to four days after such date or up to the date that may be set by binding laws in force at that time. In such case, the above thresholds set for the submission of lists are halved.

3. OTHER PROVISIONS OF THE CODE OF CONDUCT

	YES	NO	Summary of the grounds for possible divergence from the Code’s recommendations
Granting of authorities and transactions with related parties
The Board of Directors granted authorities defining their:
a) limits	YES
b) conditions of exercise	YES
c) and frequency of reporting?	YES
Did the Board of Directors reserve the right to review and approve the transactions involving a significant economic, asset or financial relevance (including transactions with related parties)?	YES
Did the Board of Directors define guidelines and criteria for the identification of “significant transactions”?	YES
Are the above-mentioned guidelines and criteria described in the Report?	YES
Did the Board of Directors define specific procedures for the review and approval of the transactions with related parties?	YES
Are the procedures for the approval of transactions with related parties described in the report?	YES

Procedures of the most recent appointment of directors and auditors
Were the candidacies for the office of director submitted at least ten days in advance?	YES
Were the candidacies for the office of director accompanied by extensive information?	YES
Were the candidacies for the office of director accompanied by an indication of the compliance with the requirement of independence?	YES
Were the candidacies for the office of auditor submitted at least ten days in advance?	YES
Were the candidacies for the office of auditor accompanied by extensive information?	YES

Meetings
Did the Company approve Rules and Procedures for the Shareholders’ Meeting?	YES
Are the Rules and Procedures annexed to the Report or is there an indication as to where they may be found/downloaded?	YES		They may be found and downloaded on the website www.luxottica.com

Internal control
Did the Company appoint internal control officers?	YES
Are the officers independent from managers of operational areas?	YES
Organization department responsible for internal control			Internal Auditing

Investor relations
Did the Company appoint an investor relations manager?	YES
Organization department and contact details			Investor Relations Director
(address/telephone/fax/e-mail) of the investor relations manager			Alessandra Senici
Via C. Cantù 2, Milano
Fax: 02.8633.4092
Tel: 02.8633.4662
Investorrelations@luxottica.com

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 (*)

(thousands of Euro)	Footnote reference	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	679,852	380,081
Accounts receivable — net	6	655,892	618,884
Inventories — net	7	590,036	524,663
Other assets	8	226,759	198,365
Total current assets		2,152,539	1,721,993

NON-CURRENT ASSETS:
Property, plant and equipment — net	9	1,229,130	1,149,972
Goodwill	10	2,890,397	2,688,835
Intangible assets — net	10	1,155,007	1,149,880
Investments	11	54,083	46,317
Other assets	12	148,125	147,591
Deferred tax assets	13	364,299	356,706
Total non-current assets		5,841,040	5,539,301

TOTAL ASSETS		7,993,579	7,261,294

(thousands of Euro)	Footnote reference	2010	2009
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings	14	158,648	148,951
Current portion of long-term debt	15	197,566	166,279
Accounts payable	16	537,742	434,604
Income taxes payable	17	60,067	11,204
Other liabilities	18	549,280	554,136
Total current liabilities		1,503,303	1,315,174

NON-CURRENT LIABILITIES:
Long-term debt	19	2,435,071	2,401,796
Liability for termination indemnities	20	45,363	44,633
Deferred tax liabilities	21	429,848	396,048
Other liabilities	22	310,590	350,028
Total non-current liabilities		3,220,872	3,192,505

STOCKHOLDERS’ EQUITY:
Luxottica Group stockholders’ equity		3,256,375	2,737,239
Non-controlling Interests	24	13,029	16,376
Total stockholders’ equity		3,269,404	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		7,993,579	7,261,294

(*)         In accordance with IAS/IFRS. See notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 (*)

(thousands of Euro) (1)	Footnote reference	2010	2009
Net sales	4	5,798,035	5,094,318
Cost of sales		1,990,205	1,762,591
Gross profit		3,807,831	3,331,727

Selling		1,896,521	1,691,801
Royalties		99,606	100,623
Advertising		371,852	311,938
General and administrative		727,693	656,280
Total operating expenses		3,095,672	2,760,642

Income from operations		712,159	571,085

Other income/(expense)
Interest income	25	8,494	6,887
Interest expense	25	(106,987)	(109,132)
Other — net	25	(8,130)	(4,056)

Income before provision for income taxes		605,535	464,784

Provision for income taxes	25	(218,219)	(159,888)

Net income from continuing operations		387,315	304,896

Discontinued operations		19,944	—

Net income		407,258	304,896
of which attributable to:
— Luxottica Group stockholders		402,187	299,122
— Non-controlling interests		5,072	5,774

Net income		407,258	304,896

Weighted average number of shares outstanding:
Basic		458,711,441	457,270,491
Diluted		460,535,397	457,937,802
EPS:
Basic — from continuing operations		0.83	0.65
Basic — from discontinued operations		0.04	0.00
Basic		0.88	0.65
Diluted — from continuing operations		0.83	0.65
Diluted — from discontinued operations		0.04	0.00
Diluted		0.87	0.65

(1)          Amounts in thousands except per share data.

(*)         In accordance with IAS/IFRS. See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2010, AND 2009 (*)

(thousands of Euro)	2010	2009
Net income	407,258	304,896

Other comprehensive income:
Cash flow hedge — net of tax	(3,223)	10,429
Currency translation differences	233,518	24,827
Actuarial gain/(loss) on defined benefit plans — net of tax	(8,744)	14,951
Total other comprehensive income — net of tax	221,552	50,207

Total comprehensive income for the period	628,810	355,103

Attributable to:
— Luxottica Group stockholders’ equity	622,949	349,889
— Non-controlling interests	5,861	5,214

Total comprehensive income for the period	628,810	355,103

(*)         In accordance with IAS/IFRS. See notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 (*)

							Translation
	Capital stock			Additional		Stock	of foreign		Stock-	Non-
	Number		Legal	paid-in	Retained	options	operations	Treasury	holders’	controlling
(thousands of Euro)	of shares	Amount	reserve	capital	earnings	reserve	and other	shares	equity	interests
Balance as of January 1, 2009	463,368,233	27,802	5,554	138,424	2,676,551	97,958	(430,547)	(69,987)	2,445,755	13,729

Net Income	—	—	—	—	299,122	—	—	—	299,122	5,774
Other comprehensive income:
Translation difference	—	—	—	—	—	—	25,387	—	25,387	(560)
Cash flow hedge — net of taxes of Euro 4.2 million	—	—	—	—	10,429	—	—	—	10,429	—
Actuarial gains/(losses) — net of taxes of Euro 8.1 million	—	—	—	—	14,951	—	—	—	14,951	—
Total comprehensive income as of December 31, 2009	—	—	—	—	324,502	—	25,387	—	349,889	5,214

Exercise of stock options	1,018,150	61	—	11,437	—	—	—	—	11,498	—
Non-cash Stock based compensation — net of taxes of Euro 1.7 million	—	—	—	—	—	26,605	—	—	26,605	—
Excess tax benefit on stock options	—	—	—	1,156	—	—	—	—	1,156	—
Investments in treasury shares	—	—	—	15,895	—	—	—	(12,726)	3,169	—
Dividends (Euro 0.22 per share)	—	—	—	—	(100,833)	—	—	—	(100,833)	(2,567)
Allocation of legal reserve	—	—	7	—	(7)	—	—	—	0	—

Balance as of December 31, 2009	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

							Translation
	Capital stock			Additional		Stock	of foreign		Stock-	Non-
	Number		Legal	paid-in	Retained	options	operations	Treasury	holders’	controlling
(thousands of Euro)	of shares	Amount	reserve	capital	earnings	reserve	and other	shares	equity	interests
Balance as of January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net income	—	—	—	—	402,187	—	—	—	402,187	5,072
Other comprehensive income:
Translation difference	—	—	—	—	—	—	232,729	—	232,729	789
Cash flow hedge — net of taxes of Euro 0.3 million	—	—	—	—	(3,223)	—	—	—	(3,223)	—
Actuarial gains/(losses) — net of taxes of Euro 4.6 million	—	—	—	—	(8,744)	—	—	—	(8,744)	—
Total comprehensive income as of December 31, 2010	—	—	—	—	390,220	—	232,729	—	622,949	5,861

Exercise of stock options	1,690,827	101	—	22,316	—	—	—	—	22,417	—
Non-cash Stock based compensation — net of taxes of Euro 1.7 million	—	—	—	—	—	34,621	—	—	34,621	—
Excess tax benefit on stock options	—	—	—	2,084	—	—	—	—	2,084	—
Investments in treasury shares net of taxes of Euro 16.5 million	—	—	—	27,511	—	—	—	(29,816)	(2,305)	—
Dividends (Euro 0.35 per share)	—	—	—	—	(160,630)				(160,630)	(9,208)
Allocation of Legal Reserve	—	—	17	—	(17)	—	—	—	—	—

Balance as of December 31, 2010	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

(*)           In accordance with IAS/IFRS. See notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 (*)

(thousands of Euro)	2010	2009
Net income	407,259	304,897

Stock-based compensation	32,940	24,936
Depreciation and amortization	322,062	285,445
Net loss on disposals of fixed assets and other	4,990	11,231
Other non-cash items (**)	4,524	13,806
Changes in accounts receivable	(1,606)	25,659
Changes in inventories	(36,544)	46,703
Changes in accounts payable	86,667	27,488
Changes in other assets/liabilities	(21,114)	180,004
Changes in income taxes payable	32,455	(16,681)
Total adjustments	424,374	598,591

Cash provided by operating activities	831,633	903,488

Property, plant and equipment:
— Additions	(230,358)	(200,409)
— Disposals	—	—
Purchases of businesses — net of cash acquired (***)	(121,761)	(7,518)
Sales of businesses — net of cash disposed	5,520	—
Investments in equity investees	(20,684)	(21,323)
Additions to intangible assets	—	(19)

Cash used in investing activities	(367,283)	(229,269)

Long-term debt:
— Proceeds	881,705	987,738
— Repayments	(930,362)	(1,214,976)
Increase (decrease) in short-term lines of credit	14,185	(57,418)
Exercise of stock options	22,416	11,498
Sale of treasury shares	14,195	3,169
Dividends	(169,839)	(103,484)
Cash used in financing activities	(167,700)	(373,473)

(thousands of Euro)	2010	2009
Increase in cash and cash equivalents	296,650	300,746
Cash and cash equivalents, beginning of the period	346,624	28,426

Effect of exchange rate changes on cash and cash equivalents	21,684	17,452
Cash and cash equivalents, end of the period	664,958	346,624

Supplemental disclosure of cash flows information:
Cash paid during the period for interest	115,010	94,095
Cash paid during the period for income taxes	186,045	70,839

The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statement of cash flows and the balance of cash and cash equivalents according to the consolidated balance sheets:	—	—
Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	664,958	346,624
Bank overdrafts	14,894	33,457
Cash and cash equivalents according to the consolidated balance sheets	679,852	380,081

(*)                    In accordance with IAS/IFRS.

(**)             Other non-cash items include deferred taxes for Euro 31.5 million (Euro 14.2 million in 2009), gain on sale of business for Euro (8,2) million (Euro 0 million in 2009), income from the reversal of some contingent liabilities recorded upon the sale the retail business Things Remembered, occurred in 2006 for Euro 19.9 million (Euro 0 million in 2009), other non-cash items for Euro 1.1 million (Euro (0.4) million in 2009).

(***)      Purchases of businesses — net of cash acquired include the purchase of the non-controlling interest in the Turkey subsidiady Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi for Euro 61.8 million (Euro 0 million in 2009), the purchase of the noncontrolling interest in the English subsidiary Sungluss Hut UK for Euro 32.3 million (Euro 0 million in 2009), the purchase of the OP Pty Ltd. group in Australia for Euro 14.6 million (Euro 0 million in 2009) and other acquisitions for Euro 13.1 million (Euro 7.5 million in 2009). See notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

GENERAL INFORMATION

Luxottica Group S.p.A. (henceforth, the “Company”) is a corporation with a registered office in Milan, Italy, at Via C. Cantù 2.

The Company and its subsidiaries (collectively, the “Group”) operate in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses, as well as of performance optics products.

Through its retail operations, as of December 31, 2010, the Company owned and operated approximately 5,800 retail locations worldwide and franchised an additional 526 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited and Oakley Inc. (“Oakley”).

The retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week periods for fiscal years 2010 and 2009. The fiscal years for the retail distribution divisions in Asia Pacific and South Africa included a 52-week periods for 2010 and 53-week periods for 2009.

The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

These consolidated financial statements were authorized to be issued by the Board of the Directors of the Company in its meeting on February 28, 2011.

BASIS OF PREPARATION

The consolidated financial statements of December 31, 2010 have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

IFRS are all the international accounting standards (“IAS) and all the interpretations of the International Financial Interpretations Committee (“IFRIC).

The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of changes in stockholders’ equity and related notes to the consolidated financial statements.

These consolidated financial statements are in compliance with Consob resolutions no. 15519 and 15520 of 27 July 2006 and Consob communication notice no. 6064293 of the same date, which implement Article 9 of the cited Legislative Decree 38/2005.

With reference to Consob Resolution no. 15519 of 27 July 2006 pertaining to the format of the financial statements, related party transactions are insignificant and as such no supplementary income statement, statement of financial position or cash flow formats have been added. For further details on transactions with related parties, refer to note 27, “Related party transactions”.

The presentation of certain prior year information has been reclassified to conform to the current presentation. In particular, the Group reclassified Euro 8,604 thousand from selling expenses to general and administrative expenses in the consolidated statement of income.

The Company’s reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these notes to the consolidated financial statements are expressed in thousands of Euro.

The Company presents its consolidated statement of income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the consolidated statement of income and of the statement of financial position is believed to provide the most relevant information. The statement of the consolidated cash flows was prepared and presented utilizing the indirect method.

The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

The consolidated financial statements have been prepared on a going concern basis. Management believes that, there are no material uncertainties that may cast significant doubt upon the Group’s ability to continue as a going concern.

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

Subsidiaries are any entities over which the Group has the power to govern the financial and operating policies (as defined by IAS 27 — Consolidated and Separate Financial Statements), generally with an ownership of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of income.

In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss, if any, in profit and loss.

Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The individual financial statements used in the preparation of the consolidated financial statements are prepared and approved by the administrative bodies of the individual companies.

Transactions with non-controlling interest

Transactions with non-controlling interests are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20 percent and 50 percent of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in the consolidated statement of income.

Other companies

Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20 percent, are originally recorded at cost and subsequently measured at fair value.

Translation of the financial statements of foreign companies

The Group records transactions denominated in foreign currency in accordance with IAS 21 — The effect of changes in Foreign Exchange Rates.

The results and financial position of all the Group entities (none of which have the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)                     assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

(b)                    income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c)                     all resulting exchange differences are recognized in other comprehensive income.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The exchange rates used to translate foreign operations are reported within the Attachment to the notes to the consolidated financial statements.

CONSOLIDATION AREA

During 2010, there were no significant changes to the consolidation area. Please refer to note 10 “Goodwill and other intangible assets — net” and note 11 “investments” for the main changes in the consolidation area.

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

Accounts receivable and other receivables

Accounts receivable and other receivables are carried at amortized cost. Losses on receivables are measured as the difference between the receivables’ carrying amount and the present value of estimated future cash flows discounted at the receivables’ original effective interest rate computed at the time of initial recognition. The carrying amount of the receivables is reduced through an allowance for doubtful accounts. The amount of the losses on written-off accounts is recorded in the consolidated statement of income within selling expenses.

Subsequent collections of previously written-off receivables are recorded in the consolidated statement of income as a reduction of selling expenses.

Inventories

Inventories are stated at the lower of the cost determined by using the method of the average annual cost method by product line and the net realizable value. Provisions for write-downs for raw materials and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their realizable value. The realizable value represents the estimated sales price, net of estimated sales and distribution costs.

Property, plant and equipment

Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Estimated useful life
Buildings and buildings improvements	From 19 to 40 years
Machinery and equipment	From 3 to 12 years
Aircraft	25 years
Other equipment	From 5 to 8 years
Leasehold Improvements	The lower of 10 years and the residual duration of the lease contract

Depreciation ends on the date on which the asset is classified as held for sale, in compliance with IFRS 5 — Non-Current Assets Held for Sale and Discontinued Operations.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

Upon disposal or when no future economic benefits are expected from the use of an item of property, plant and equipment, its carrying amount is derecognized. The gain or loss arising from derecognition is included in profit and loss.

Assets held for sale

Assets held for sale include non-current assets (or disposal groups) whose carrying amount will be primarily recovered through a sale transaction rather than through continuing use and whose sale is highly probable in the short-term. Assets held for sale are measured at the lower of their carrying amount and their fair value, less costs to sell.

Finance and Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of income on a straight-line basis over the lease term.

Leases where lessees bear substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in “long-term debt” in the statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

(a)                  Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(b)                  Trademarks and other intangible assets

Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over the expected life of the customer relationship.

All intangible assets are subject to impairment tests, as required by IAS 36 — Impairment of Assets, if there are indications that the assets may be impaired.

Impairment of assets

Intangible assets with an indefinite useful life for example goodwill, are not subject to amortization and are tested at least annually for impairment.

Intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets other than goodwill are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount which may not exceed the carrying amount which would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

The financial assets of the Group fall into the following categories:

a.                         Financial assets at fair value through profit and loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets. In this case, the subsequent fair value changes are recorded based on specific criteria. For further information, refer to the paragraph, “Derivative financial instruments”.

The assets in this category are classified as current assets and recorded at their fair value at the time of their initial recognition. Transaction costs are immediately recognized in the consolidated statement of income.

After initial recognition, financial assets at fair value through profit and loss are remeasured at their fair value each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group’s right to receive payments is established.

b.                         Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or which are expected to be repaid within 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables are comprised of trade and other receivables. Loans and receivables are initially measured at their fair value plus transaction costs. After initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

c.                          Financial assets available for sale

Available-for-sale financial assets are non-derivatives financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Financial assets available for sale are initially measured at their fair value plus transaction costs. After initial recognition, financial assets available for sale are carried at fair value. Any changes in fair value are recognized in other comprehensive income. Dividend income from financial assets held for sale is recognized in the consolidated statement of income as part of other income when the Group’s right to receive payments is established.

A regular way purchase or sale of financial assets is recognized using the settlement date.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The fair value of listed financial instruments is based on the quoted price on an active market. If the market for a financial asset is not active (or if it refers to non-listed securities), the Group defines the fair value by utilizing valuation techniques. These techniques include using recent arms-length market transactions between knowledgeable willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flows analysis, and pricing models based on observable market inputs, which are consistent with the instruments under valuation.

The valuation techniques are primarily based on observable market data as opposed to internal sources of information.

At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial asset held for sale, a prolonged or significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

Any impairment loss recognized on investment classified as an available-for-sale financial asset is not reversed.

Derivative financial instruments

Derivative financial instruments are accounted for in accordance with IAS 39 — Financial Instruments: Recognition and Measurement.

At the date the derivative contract is entered into, derivative instruments are accounted for at their fair value and, if they are not designated as hedging instruments, any changes in fair value after initial recognition are recognized as components of net income for the year. If, on the other hand, derivative instruments meet the requirements for being classified as hedging instruments, any subsequent changes in fair value are recognized according to the following criteria, as illustrated below.

The Group designates certain derivatives as instruments for hedging specific risks associated with highly probable transactions (cash flow hedges).

For each derivative financial instrument designated as a hedging instrument, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives, the hedging strategy and the methodology to measure the hedging effectiveness. The hedging effectiveness of the instruments is assessed both at the hedge inception date and on an ongoing basis. A hedging instrument is considered highly effective when both at the inception date and during the life of the instrument, any changes in fair value of the derivative instrument offset the changes in fair value or cash flows attributable to the hedged items.

If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

•                             Fair value hedge — when a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability (“hedged item”), both the changes in fair value of the derivative instrument as well as changes in the hedged item are recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as other — net.

•                             Cash flow hedge — when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions (“cash flow hedge”), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the statement of consolidated income as Other — net. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income to other — net. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. In the future, the Group may use other derivative financial instruments should they be considered appropriate for adequately hedging risks. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments may not fully meet the criteria for hedge accounting pursuant to IAS 39. If so, the instruments are marked to market at the end of each reporting period and changes in fair value are recognized in the consolidated statement of income.

Accounts payable and other payables

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less from the reporting date. If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

Long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long-term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date under current liabilities when payment is due within 12 months from the balance sheet date.

Long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Current and deferred taxes

The tax expense for the period comprises current and deferred tax.

Tax expenses is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is recognized on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses due to changes in actuarial assumptions or to changes in the plan’s conditions are recognized as incurred in the consolidated statement of comprehensive income.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an assets to the extent that a cash refund or a reduction in the future payments is available.

Provisions for risks

Provisions for risks are recognized when:

•                             the Group has a present obligation legal or constructive as a result of a past event;

•                             it is probable that the outflow of resources will be required;

•                             the amount of the obligation can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Share-based payments

The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Recognition of revenues

Revenue is recognized in accordance with IAS 18 — Revenue. Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Group’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition. Accordingly, the Group records an accrual for the estimated amounts to be returned. This estimate is based on the Group’s right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations.

Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

Retail Division revenues are recognized upon receipt by the customer at the retail location or, for internet and catalogue sales, when goods are shipped to the customer. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. For internet and catalogue sales, advance payments and deposits from customers are not recorded as revenues until the product is delivered. The Retail Division also includes managed vision care revenues consisting of both fixed fee and fee-for-service managed vision care plans. For fixed-fee-plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within accrued liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. This revenue is presented as third party administrative services revenue. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectibile.

Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Use of accounting estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively or the disclosures included in the notes to the consolidated financial statements in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issuance.

Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of income in the period in which the change occurs.

The current economic and financial crisis has resulted in the need to make assumptions on future trends that are characterized by a significant degree of uncertainty and, therefore, the actual results in future years may significantly differ from the estimate.

The most significant accounting principles which require a higher degree of judgment from management are illustrated below.

a)        Valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

b)                        valuation of inventories. Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their recoverable amount is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

c)                         valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

d)                        Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes;

e)                         valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management’s judgment based on information available within the Group and the market, as well as on past experience;

f)                           benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities.

Earnings per share

The Company determines earnings per share and earnings per diluted share in accordance with IAS 33 — Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the Company adjusts the profit and loss attributable to ordinary equity holders, and the weighted average number of shares outstanding, for the effect of all dilutive potential ordinary shares.

Treasury Shares

Treasury shares are recorded as a reduction of Stockholders’ equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are not recorded in the consolidated statement of income.

2. NEW ACCOUNTING PRINCIPLES

Certain new principles, amendments and interpretations are effective for reporting periods beginning on or after January 1, 2010.

Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2010

IFRS 3 (revised) — Business combinations: The new standard continues to apply the purchase accounting method to business combinations, introducing certain significant changes. For example, acquisition-related costs (i.e. attorneys, advisors, auditors and professionals in general) are accounted for as expenses in the period in which they are incurred and services are received. There is a choice on an acquisition by acquisition basis to measure any non controlling interest in the acquiree either at fair value (full goodwill) or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. In the case that the acquirer obtains control of an acquiree in which it held an equity interest immediately before the acquisition date (step acquisitions), the acquirer remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss in the consolidated statement of income. The consideration transferred is measured at fair value while any contingent consideration i.e. the obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree if a specified future event occurs or specific conditions are met are recognized at their acquisition date fair value and classified as a financial liability. Changes in fair value of contingent consideration are generally recorded in the consolidated statement of income. The application of IFRS 3 (revised) did not have a significant impact on the Company’s financial statements in the current period, but it is expected to have an effect in future periods depending on the nature, terms and size of future acquisitions.

IAS 27 (revised) — Consolidated and separate financial statements: IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. IAS 27 (revised) did not have a significant impact on the Company’s financial statements in the current period.

Amendment to IFRS 2 — Share-based payment: group cash-settled share-based payment transactions: The amendment clarifies that the company receiving goods or services as part of share-based payment plans should recognize such goods or services regardless of which group or company settles the transaction and regardless of whether the transaction is settled in cash or shares. The amendment also specifies that a company should measure goods or services received as part of a transaction settled in cash or shares from its perspective, which might not coincide with that of the group or with the relevant amount recognized in the consolidated financial statements. The amendment did not have any impact on the Company’s consolidated financial statements in the current period.

IFRS 8 — Operating Segments: This amendment requires that an entity disclose the total amount of assets for each reporting segment only if such amount is regularly reported to the highest authority in its decision-making process. This disclosure was previously required even if such condition was not met. Based on the amendment, the Group no longer discloses the total amount of assets for each reporting segment.

IAS 36 — Impairment of Assets: This amendment requires that each unit or group of units to which goodwill is allocated for impairment testing purposes should not be larger than an operating segment determined in accordance with paragraph 5 of IFRS 8, before any combination permitted by the same standard. The amendment had no impact on the Company’s consolidated financial statements in the current period.

Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2010 but not currently relevant for the Group (although they may affect the accounting for future transactions and events)

IFRIC 17 — Distributions of Non-cash Assets to Owners: The interpretation clarifies that a dividend payable should be recognized when the dividend is properly authorized and that an entity should measure the dividend payable at the fair value of the net assets to be distributed. Finally, an entity should recognize the difference between the dividend paid and the carrying amount of the net assets used for payment in the consolidated statement of income.

IFRIC 18 — Transfers of Assets from Customers: The interpretation clarifies the accounting treatment to be followed for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water).

IAS 39 — Financial Instruments: Recognition and Measurement: This amendment restricts the scope exemption in paragraph 2(g) of IAS 39 to forward contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date. The term of the forward contract should not exceed the period of time necessary to obtain all the authorizations to complete the transaction. The amendment clarifies that the exemption in paragraph 2(g) of IAS 39 does not apply to options which, if exercised, would result in the acquisition of control of an entity. The amendment also clarifies that loan repayment penalties, which offset the lender’s loss of additional interest, should be treated in close relation to the loan contract and, accordingly, should not be recognized separately. Lastly, the amendment clarifies that gains or losses on hedging instruments should be reclassified from equity to profit or loss in the period in which the hedged cash flows affect profit or loss. IAS 39 was also amended to clarify how existing principles to determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations.

IFRIC 9 — Reassessment of Embedded Derivatives: This amendment excludes derivatives from the scope of application of IFRIC 9 if they are embedded in contracts acquired through business combinations when jointly-controlled entities or joint ventures are formed.

IFRS 2 — Share-based Payment: This amendment clarifies that IFRS 2 does not apply to transactions in which a company acquires assets as part of (i) a business combination, as defined by IFRS 3 (revised), (ii) the contribution of a business unit to form a joint venture or (iii) the combination of businesses or business units in jointly-controlled entities.

IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations: This amendment clarifies that IFRS 5 and the other IAS/IFRS standards, that make specific reference to non-current assets (or disposal groups) classified as held for sale or discontinued operations set forth all required disclosures for these types of assets or operations. The standard was also amended to require an entity that is committed to a sale plan involving loss of control of a subsidiary to classify all the assets and liabilities of that subsidiary as held for sale, regardless of whether the entity retains a non-controlling interest in its former subsidiary after the sale.

IAS 1 — Presentation of Financial Statements: This amendment updates the previous definition of current liabilities under IAS 1. The previous definition required the classification of liabilities as current if they could be settled at any time through the issuance of equity instruments. Following the change, the option of converting a liability into an equity instrument is irrelevant for the purposes of its classification as current/non-current.

IAS 7 — Statement of Cash Flows: This amendment clarifies that only those cash flows that lead to the creation of an asset can be classified as arising from investing activities in the statement of cash flows.

IAS 17 — Leasing: This amendment extends the general conditions of IAS 17, which allow for the classification of a lease as finance or operating regardless of whether ownership is acquired at the end of the lease, to land under lease as well. Previously, under IAS 17, land leases in which ownership was not acquired at the end of the lease were classified as operating leases. At the adoption date, all land under current leases that have not yet expired should be measured separately, with the retroactive recognition of a new lease accounted for as a finance lease, where applicable.

IAS 18 — Revenue: This revision specifies the criteria to consider when determining whether, within a transaction that generates revenue, an entity is principal or agent. The identification of an entity as principal or agent determines how revenue is recognized. If it acts as agent, revenue may be recognized solely from commissions.

IAS 38 — Intangible Assets: The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

IFRIC 16 — Hedges of a net investment in a foreign operation: The amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular, the group should clearly document its hedging strategy because of the possibility of different designations at different levels of the group.

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2010 and not early adopted.

IFRS 9 — Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39 — Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which the company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that the company may decide to directly record — within the consolidated statement of comprehensive income any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is not applicable until 1 January 2013, but is available for early adoption. The Group has not early adopted and has not yet assessed IFRS 9’s full impact.

IAS 24 (revised) — Related party disclosures issued in November 2009. It supersedes IAS 24, Related party disclosures, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after 1 January 2011 and earlier application, in whole or in part, is permitted. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities.

IAS 32 amendment — Classification of rights issues issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. The amendment applies retrospectively in accordance with IAS 8 Accounting policies, changes in accounting estimates and errors.

IFRIC 19 — Extinguishing financial liabilities with equity instruments, issued in November 2009, is effective from July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

IFRIC 14 amendments — Prepayments of a minimum funding requirement, issued in November 2009. The amendments correct an unintended consequence of IFRIC 14, IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interactions. Without the amendments, entities are not permitted to recognize as an asset certain voluntary prepayments for minimum funding contributions. The amendments are effective for annual periods beginning January 1, 2011. Earlier application is permitted.

In May 2010, the IASB issued a series of amendments to IFRS (Improvements to IFRSs). Details are provided in the following paragraphs for those identified by the IASB as resulting in accounting changes for presentation, recognition and measurement purposes, excluding any amendments regarding changes in terminology or editorial changes.

•                             IFRS 1 — First-time Adoption of International Financial Reporting Standards: The improvement (i) extends the scope for the use of the deemed cost exemption to allow an entity to recognize an event-driven fair value measurement as deemed cost when the event occurs, provided that it is during the periods covered by its first IFRS financial statements, (ii) permits entities with operations subject to rate regulation to use as deemed cost at the date of the transition to IFRS the carrying amount of the items of property, plant and equipment or intangible assets determined under the entity’s previous GAAP, and (iii) exempts a first-time adopters from all the requirements of IAS 8 for the interim reports presented in accordance with IAS 34 for part of the period covered by its first IFRS financial statements and for its first IFRS financial statements.

•                             IFRS 3 — Business Combinations: The amendment, applicable for annual periods beginning on or after July 1, 2010, clarifies that contingent consideration balances arising from business combinations whose acquisition date preceded the date when an entity first applied IFRS 3 as issued in 2008, do not have to be adjusted upon application of this IFRS. The amendment also clarifies the measurement of non-controlling interests in the acquiree that are present ownership interests and entitle the holder to a proportionate share in the entity’s net assets in the event of liquidation. The amendment also specifies that an acquirer must measure a liability or an equity instrument related to share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer in accordance with the method set forth in IFRS 2 at the acquisition date.

•                            IFRS 7 — Financial Instruments: Disclosures: The amendment emphasizes the interaction between qualitative and quantitative disclosures about the nature and extent of risks arising from financial liabilities. The amendment eliminates the requirement to disclose the carrying amount of financial assets that would otherwise be past due or impaired where their terms were renegotiated. The amendment also eliminates the requirement to disclose the fair value of collateral and other credit enhancements, which can be potentially misleading, although an entity is still required to disclose a description of the collateral and its financial effects.

•                             IAS 1 — Presentation of Financial Statements: The amendment requires, either in the statement of changes in equity or in the notes, an analysis of other comprehensive income by item.

•                             IAS 27 — Consolidated and separate financial statements: The amendment clarifies the transition requirements for amendments arising as a result of IAS 27.

•                             IAS 34 — Interim Financial Reporting: The amendment clarifies that the information included in the interim financial reporting on significant transactions and events should update the relevant information presented in the most recent annual report.

3. FINANCIAL RISKS

The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management strategy.

Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management Policy guidelines approved by the Board of Directors, and in accordance with the Group operational units. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

a) Exchange rate risk

The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e. the Euro.

The primary exchange rate to which the Group is exposed is the Euro/US$ exchange rate.

The exchange rate risk management policy defined by the Group’s management states that transaction exchange rate risk must be hedged for a percentage between 50 percent and 100 percent by trading forward currency contracts or permitted option structures with third parties.

This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

If the Euro/US$ exchange rate had changed by +/– 10 percent with all other variables constant the decrease/increase in net income and equity would be equal to, net of tax effect, Euro 6.7 million as of December 31, 2010 (Euro 2.1 million as of December 31, 2009) and Euro 8.3 million as of December 31, 2010 (Euro 1.8 million as of December 31, 2009), respectively.

Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, are not accounted for as hedging instruments.

b) Price risk

The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2010 and 2009, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates. As of December 31, 2009, the investment portfolio was fully divested. The investment portfolio, in accordance with contractual obligations, must not exceed a value at risk (VAR) of 2 percent with a confidence level of 99 percent. The Group will periodically monitor the VAR level.

c) Credit risk

Credit risk exists related to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

C1)      The credit risk related to commercial counterparties is locally managed and monitored by a centralized credit group for all the entities included in the wholesale distribution segment. Credit risk which originates within the Retail Segment (including franchise and managed vision care) is locally managed by the companies included in the Retail segment.

Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

The allowance for doubtful accounts utilized for the Wholesale segment and in accordance with the credit policy of the Group is determined by rating customers according to the following categories:

•                            “Good” (or active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days;

•                            “Good under control”, for which the accounts receivable are overdue for more than 90 days for which an accrual is determined based on the risk associated to the customer;

•                            “Risk” (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of Risk:

a.                          significant financial difficulties of the customers;

b.                         a material contract violation, such as a general breach or default in paying interest or principal;

c.                          the customer declares bankruptcy or is subject to other insolvency proceedings;

d.                         all cases in which there is documented proof certifying the non-recoverability of the receivables (i.e. the inability to trace the debtor, seizures).

The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience and other factors. Credit limits are defined according to internal and external evaluations that are based on thresholds approved by the Board of Directors.

The Group’s commercial exposure is regularly monitored through automated control instruments.

Moreover, the Group has entered into an agreement with the insurance company Euler Hermes Siac in order to cover the credit risk associated with customers of Luxottica Extra Ltd. in those countries where the Group is not present.

C2)      With regards to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties. Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the “Financial Risk Policy” directives.

Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the policy.

Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25 percent of the total amount of the derivatives portfolio of the Group.

During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

d) Liquidity risk

The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

With regards to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

•                             utilizes debt instruments or other credit lines in order to meet liquidity requirements;

•                             utilizes different sources of financing and, as of December 31, 2010, had unused lines of credit of approximately Euro 1,434.8 million (of which Euro 875 million are committed lines);

•                             is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

•                             utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

•                             implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges;

•                             monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2010 and December 31, 2009. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities. With regards to interest rate swaps, the cash flows include the settlement of the interest spread, both positive and negative, which expire during different periods. The various maturity date categories represent the period of time between the date of the financial statements and the contractual maturity date of the obligations, whether receivable or payable.

	Less than	From	From	Beyond
As of December 31, 2010 (thousands of Euro)	1 year	1 to 3 years	3 to 5 years	5 years
Cash and cash equivalents	679,852	—	—	—
Derivatives receivable	2,183	—	—	—
Accounts receivable	655,892	—	—	—
Other current assets	63,327	—	—	—

	Less than	From	From	Beyond
As of December 31, 2009 (thousands of Euro)	1 year	1 to 3 years	3 to 5 years	5 years
Cash and cash equivalents	380,081	—	—	—
Derivatives receivable	733	—	262	—
Accounts receivable	618,884	—	—	—
Other current assets	73,956	—	—	—

	Less than	From	From	Beyond
As of December 31, 2010 (thousands of Euro)	1 year	1 to 3 years	3 to 5 years	5 years
Debt owed to banks and other financial institutions	428,385	1,321,627	959,664	374,975
Derivatives payable	44,951	20,505	—	—
Accounts payable	537,742	—	—	—
Other current liabilities	440,590	—	—	—

	Less than	From	From	Beyond
As of December 31, 2009 (thousands of Euro)	1 year	1 to 3 years	3 to 5 years	5 years
Debt owed to banks and other financial institutions	882,229	1,112,841	676,271	207,798
Derivatives payables	38,729	19,423	—	—
Accounts payable	434,604	—	—	—
Other current liabilities	461,709	—	—	—

e) Interest rate risk

The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

With regards to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

Floating-rate debt exposes the Group to a risk which originates from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilizes derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

The risk policy of the Group requires the maintenance of a percentage of fixed-rate debts that is greater than 25 percent and less than 75 percent of total debts. This percentage is obtained by utilizing Interest Rate Swap agreements, where required.

On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact, as of December 31, 2010 and net of tax effect, of an increase/decrease of 100 bps on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 4.4 million (Euro 9.4 million as of December 31, 2009) or a maximum increase of Euro 4.4 million (Euro 9.4 million as of December 31, 2009).

With reference to Interest Rate Swap agreements utilized to hedge against cash flow risk as of December 31, 2010, and in the event that interest rates increased/decreased by 100 bps, with all other variables unchanged, the stockholders’ equity reserves would have been, respectively, greater by Euro 12.7 million (Euro 20.7 million as of December 31, 2009), net of tax effect, and lower by Euro 12.9 million (Euro 21.3 million as of December 31, 2009), net of tax effect, in connection with the increase/decrease of the fair value of the derivatives used for the cash flow hedges.

	As of December 31, 2010
	Plus 100 bps		Minus 100 bps
(millions of Euro)	Net income	Reserve	Net income	Reserve
Liabilities	(4.4)	—	4.4	—
Hedging derivatives (Cash Flow Hedges)	—	12.7	—	(12.9)

	As of December 31, 2009
	Plus 100 bps		Minus 100 bps
(millions of Euro)	Net income	Reserve	Net income	Reserve
Liabilities	(9.4)	—	9.4	—
Hedging derivatives (Cash Flow Hedges)	—	20.7	—	(21.3)

For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial				Financial
	assets at				liabilities at
	fair value			Financial	fair value
	through		Investments	assets	through
	profit and	Accounts	held until	available for	profit and	Other	Hedging
December 31, 2010	loss	receivable	maturity	sale	loss	liabilities	derivatives	Total	Note (*)
Cash and cash equivalents	—	679,852	—	—	—	—	—	679,852	5
Accounts receivable	—	655,892	—	—	—	—	—	655,892	6
Other current assets	1,484	61,843	—	—	—	—	—	63,327	8
Other non-current assets	—	34,240	—	—	—	—	—	34,240	12
Short-term borrowings	—	—	—	—	—	158,648	—	158,648	14
Current portion of long-term debt	—	—	—	—	—	197,566	—	197,566	15
Accounts payable	—	—	—	—	—	537,742	—	537,742	16
Other current liabilities	—	—	—	—	4,689	435,000	901	440,590	18
Long-term debt	—	—	—	—	—	2,435,071	—	2,435,071	19
Other non-current liabilities	—	—	—	—	—	61,694	52,964	114,658	22

	Financial				Financial
	assets at				liabilities at
	fair value			Financial	fair value
	through		Investments	assets	through
	profit and	Accounts	held until	available for	profit and	Other	Hedging
December 31, 2009	loss	receivabls	maturity	sale	loss	liabilities	derivatives	Total	Note (*)
Cash and cash equivalents	—	380,081	—	—	—	—	—	380,081	5
Accounts receivable	—	618,884	—	—	—	—	—	618,884	6
Other current assets	1,028	72,928	—	—	—	—	—	73,956	8
Other non-current assets	—	18,026	—	—	—	—	—	18,026	12
Short-term borrowings	—	—	—	—	—	148,951	—	148,951	14
Current portion of long-term debt	—	—	—	—	—	166,279	—	166,279	15
Accounts payable	—	—	—	—	—	434,604	—	434,604	16
Other current liabilities	—	—	—	—	3,629	458,004	76	461,709	18
Long-term debt	—	—	—	—	—	2,401,796	—	2,401,796	19
Other non-current liabilities	—	—	—	—	—	88,819	48,642	137,461	22

(*)         The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

f) Default risk: negative pledges and financial covenants

The financing agreements of the Group (See Note 19) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of our Bond issue dated November 15, 2015 requires compliance only with negative pledge.

With regards to negative pledges, in general, the clauses prohibit of the Company and its subsidiaries from permitting any liens or security interests on any of their assets in favor of third parties and without the consent of the lenders over a threshold equal to 30 percent of the Group consolidated stockholders’ equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 30 percent of consolidated assets.

Default with respect to the abovementioned clauses — and following a grace period during which the default can be remedied — would be considered with a material breach of the contractual obligations pursuant to the financing agreement of the Group.

Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	< 3.5 x
EBITDA/Pro forma financial charges	> 5 x

In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within the a period of 15 business days from the date of reporting such default.

The compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2010, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

g) Fair value

In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 7. In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

a)              Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

b)             utilization of valuation techniques that are primarily based on observable market prices;

c)              utilization of valuation techniques that are primarily based on non-observable market prices.

The Group determined the fair value of the derivatives existing on December 31, 2010 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and US$ interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

As of January 1, 2009, the Group had adopted the amendments to IFRS 7 for financial instruments which are valued at fair value. The amendments to IFRS 7 refer to valuation hierarchy techniques which are based on three levels:

•                  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

•                  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices);

•                  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

	Classification within the
	consolidated statement of	December 31,	Fair value measurements at reporting date using:
Description	financial position	2010	Level 1	Level 2	Level 3
Foreign Exchange Contracts	Other short-term assets	1,484	—	1,484	—
Interest Rate Derivatives	Other long-term liabilities	52,964	—	52,964	—
Interest Rate Derivatives	Other short-term liabilities	901	—	901	—
Foreign Exchange Contracts	Other short-term liabilities	4,689	—	4,689	—

As of December 31, 2010, the Group did not have any Level 3 fair value measurements.

The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of observable market inputs including Interest Rates, Yield Curves and Foreign Exchange Spot prices.

4. SEGMENT INFORMATION

In accordance with IFRS 8, Operating segments the Group operates in two industry segments: (1) manufacturing and wholesale distribution, and (2) retail distribution.

The following tables summarize the segment and geographic information deemed essential by the Group’s management for the purpose of evaluating the Group’s performance and for making decisions about future allocations of resources.

In accordance with an amendment to IFRS 8, issued on April 16, 2009, starting from 1, January 2010, the total amounts of assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group’s decision-making operation. Please refer to note 10 “Goodwill and other intangibles — net” for the detail on the impairment loss of Euro 20.4 million recorded in the Retail distribution segment.

			Inter-segment
	Manufacturing		transactions
	and wholesale	Retail	and corporate
(thousands of Euro)	distribution	distribution	adjustments (3)	Consolidated
2010
Net sales (1)	2,236,403	3,561,632	—	5,798,035
Income from operations (2)	461,854	424,384	(174,080)	712,158
Capital expenditures	98,724	131,633		230,357
Depreciation and amortization	79,028	139,216	103,818	322,062
2009
Net sales (1)	1,955,340	3,138,978	—	5,094,318
Income from operations (2)	356,032	360,769	(145,717)	571,085
Capital expenditures	81,175	119,234	—	200,409
Depreciation and amortization	76,005	129,261	80,179	285,445

(1)        Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(2)        Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the “manufacturing profit” generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant “manufacturing profit” attributable to those sales.

(3)        Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Information by geographical area

The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations, including South and Central America and the Middle East). Sales are attributed to geographic segments based on the customer’s location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

	Years ended December 31,
(thousands of Euro)	Europe (1)	North America	Asia-Pacific	Other	Consolidated
2010
Net sales	1,163,527	3,481,924	745,137	407,447	5,798,035
Long-lived assets, net	369,520	670,896	177,803	10,911	1,229,130
2009
Net sales	1,072,412	3,065,937	641,657	314,311	5,094,318
Long-lived assets, net	364,419	627,701	150,126	7,726	1,149,972

(1)          Long-lived assets, net located in Italy represented 28 and 29 percent of the Group’s total fixed assets in 2010 and 2009, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following items:

	As of December 31,
(thousands of Euro)	2010	2009
Cash at bank and post office	667,790	371,572
Checks	6,916	5,689
Cash and cash equivalents on hand	5,146	2,820
Total	679,852	380,081

6. ACCOUNTS RECEIVABLE — NET

Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months:

	As of December 31,
(thousands of Euro)	2010	2009
Accounts receivable	689,260	649,821
Allowance for doubtful accounts	(33,368)	(30,937)
Total accounts receivable — net	655,892	618,884

The following table shows the allowance for doubtful accounts roll-forward:

(thousands of Euro)	2010	2009
Balance as of January 1	30,937	29,069
Increases	3,701	1,417
Decreases	(3,730)	(1,314)
Translation difference and other	2,460	1,765
Balance as of December 31	33,368	30,937

The book value of the accounts receivable approximates their fair value.

As of December 31, 2010, the gross amount of accounts receivable was equal to Euro 689,260 thousand (Euro 649,821 thousand as of December 31, 2009), including an amount of Euro 18,922 thousand covered by insurance and other guarantees (2,7 percent of gross receivables). The bad debt fund as of December 31, 2010 amounted to Euro 33,368 thousand (Euro 30,937 thousand as of December 31, 2009).

Write-downs of accounts receivable are determined in accordance with the Group credit policy described in note 3 — Financial Risks.

Accruals and reversals of the allowance for doubtful accounts are recorded within selling expenses in the consolidated statement of income.

The maximum exposure to credit risk, as of the end of the reporting date, was represented by the fair value of accounts receivable which approximates their carrying amount.

The Group believes that its exposure to credit risk does not call for other guarantees or credit enhancements.

The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

	December 31, 2010
				Amount of	Overdue	Overdue
				accounts	accounts	accounts
				receivable	receivable not	receivable not
				overdue but	included in	included in
				not included in	the allowance	the allowance
		Allowance	Maximum	the allowance	for doubtful	for doubtful
	Gross	for doubtful	exposure to	for doubtful	accounts 0-30	accounts > 30
(thousands of Euro)	receivables	accounts	credit risk	accounts	days overdue	days overdue
Receivables of the Wholesale segment classified as Good	543,690	(5,753)	537,937	46,295	30,628	15,668
Receivables of the Wholesale segment classified as Good — Under control	26,734	(1,822)	24,912	6,385	1,304	5,082
Receivables of the Wholesale segment classified as Risk	24,485	(19,773)	4,712	3,179	98	3,081
Receivables of the Retail segment	94,351	(6,020)	88,331	10,405	6,441	3,964
Total	689,260	(33,368)	655,892	66,265	38,470	27,794

	December 31, 2009
				Amount of	Overdue	Overdue
				accounts	accounts	accounts
				receivable	receivable not	receivable not
				overdue but	included in	included in
				not included in	the allowance	the allowance
		Allowance	Maximum	the allowance	for doubtful	for doubtful
	Gross	for doubtful	exposure to	for doubtful	accounts 0-30	accounts > 30
(thousands of Euro)	receivables	accounts	credit risk	accounts	days overdue	days overdue
Receivables of the Wholesale segment classified as Good	529,433	—	529,433	52,940	30,538	22,402
Receivables of the Wholesale segment classified as Good — Under control	13,423	1,433	11,990	3,897	830	3,067
Receivables of the Wholesale segment classified as Risk	23,518	23,466	52	—	—	—
Receivables of the Retail segment	83,447	6,038	77,409	13,030	205	12,825
Total	649,821	30,937	618,884	69,867	31,573	38,294

As of December 31, 2010, the amount of overdue receivables which were not included in the bad debt fund was equal to 9,6 percent of gross receivables (10,8 percent as of December 31, 2009) and 10,1 percent of receivables net of the bad debt fund (11,3 percent as of December 31, 2009). The Group does not expect any additional losses over amounts already provided for.

7. INVENTORY — NET

Inventories are comprised of the following items:

	As of December 31,
(thousands of Euro)	2010	2009
Raw materials	115,277	112,760
Work in process	52,507	52,368
Finished goods	518,804	440,927
Less: inventory obsolescence reserves	(96,552)	(81,392)
Total	590,036	524,663

The increase of total inventory in 2010 as compared to 2009 is mainly due to incremental production in the Chinese manufacturing facility as well as to fluctuations in currency exchange rates.

8. OTHER ASSETS

Other assets comprise the following items:

	As of December 31,
(thousands of Euro)	2010	2009
Sales taxes receivable	32,524	26,104
Short-term borrowings	860	806
Accrued income	1,501	1,272
Receivables for royalties	2,078	2,229
Other financial assets	26,364	43,545
Total financial assets	63,327	73,956
Income tax receivable	70,720	33,413
Advances to suppliers	9,487	1,545
Prepaid expenses	66,399	61,424
Other assets	16,825	28,027
Total other assets	163,431	124,409
Total other assets	226,759	198,365

Other financial assets are composed of receivables from foreign currency derivatives amounting to Euro 1.5 million as of December 31, 2010 (Euro 1,0 million as of December 31, 2009), as well as other financial assets of the North America retail division totaling Euro 8.7 million as of December 31, 2010 (Euro 17,2 million as of December 31, 2009).

The increase in the income taxes receivable is mainly due to timing of payments made by certain U.S. subsidiaries to tax authorities which are expected to be utilized during the first half of 2011.

Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 16.8 million as of December 31, 2010 (Euro 28,0 million as of December 31, 2009).

Prepaid expenses mainly relates to the timing of payments of monthly rental expenses incurred by the Group’s North America and Asia-Pacific retail divisions.

The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

NON-CURRENT ASSETS

9. PROPERTY, PLANT AND EQUIPMENT — NET

Changes in items of property, plant and equipment are reported below:

	Land and
	buildings,
	including
	leasehold	Machinery and		Other
(thousands of Euro)	improvements	equipment	Aircraft	equipment	Total
As of January 1, 2009	494,538	348,618	34,127	293,697	1,170,980
Increases	33,709	65,633	—	101,067	200,409
Decreases	(5,200)	(2,628)	(177)	(3,623)	(11,628)
Translation difference and other	1,487	38,900	—	(47,782)	(7,395)
Depreciation expense	(53,015)	(84,729)	(1,593)	(63,057)	(202,394)
Balance as of December 31, 2009	471,519	365,794	32,357	280,302	1,149,972
Of which:
Historical cost	766,625	880,851	39,814	554,479	2,241,769
Accumulated depreciation	(295,106)	(515,057)	(7,457)	(274,177)	(1,091,797)
Total	471,519	365,794	32,357	280,302	1,149,972
Increases	26,262	93,904	—	110,192	230,358
Decreases	(1,031)	(2,013)	—	(5,877)	(8,921)
Translation difference and other	25,547	36,552	(148)	10,639	72,590
Depreciation expense	(54,972)	(127,014)	(1,582)	(31,302)	(214,870)
Total balance as of December 31, 2010	467,325	367,223	30,627	363,954	1,229,130
Of which:
Historical cost	820,833	1,017,958	37,853	673,051	2,549,696
Accumulated depreciation	(353,508)	(650,735)	(7,226)	(309,097)	(1,320,566)
Total	467,325	367,223	30,627	363,954	1,229,130

Of the total depreciation expense of Euro 214.9 million (Euro 202.4 million in 2009), Euro 60.4 million (Euro 55.5 million in 2009) is included in cost of sales. Euro 102.5 million (Euro 96.0 million in 2009),in salling expenses, Euro 5.1 million (Euro

5.0 million in 2009) in advertising expenses and Euro 47.0 million (Euro 45.9 million in 2009) in general and administrative expenses.

Other equipment includes Euro 91.3 million for assets under construction as of December 31, 2010 (Euro 49.2 million as of December 31, 2009) mainly relating to the opening and renovation of North America retail stores.

Leasehold improvements totaled Euro 228.4 million and Euro 238.5 million as of December 31, 2010 and December 31, 2009, respectively.

10. GOODWILL AND INTANGIBLE ASSETS — NET

Changes in goodwill and intangible assets as of December 31, 2010 and 2009 were as follows:

(thousands of Euro)	Goodwill	Trade names and trademarks	Distribution network	Customer relations, contracts and lists	Franchise agreements	Other	Total
As of January 1, 2009
Historical cost	2,728,901	1,318,736	81,087	215,868	20,619	44,976	4,410,187
Accumulated amortization	(38,554)	(394,612)	(15,179)	(20,205)	(3,870)	(15,923)	(488,343)
Total	2,690,347	924,124	65,908	195,663	16,749	29,053	3,921,844
Increases	—	—	—	—	—	441	441
Decreases	(7,239)	—	(300)	—	—	(1,874)	(9,413)
Acquisitions	5,077	576	—	—	—	—	5,653
Translation difference and other	651	6,873	(1,793)	(4,470)	(456)	2,436	3,241
Amortization expense		(58,867)	(3,539)	(15,075)	(1,029)	(4,541)	(83,051)
Balance as of December 31, 2009	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715
Historical cost	2,727,445	1,330,308	78,279	210,509	20,025	41,675	4,408,242
Accumulated amortization	(38,610)	(457,603)	(18,003)	(34,390)	(4,760)	(16,160)	(569,527)
Total	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715
Increases	—	308	—	—	—	957	1,265
Acquisitions	21,465	—	2,494	—	—	—	23,959
Translation difference and other	200,528	66,064	4,375	12,574	1,117	3,999	288,657
Impairment and amortization expense	(20,432)	(61,881)	(3,854)	(15,296)	(1,082)	(4,646)	(107,192)
Balance as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404
Historical cost	2,953,383	1,423,092	86,389	225,364	21,479	45,094	4,754,800
Accumulated amortization	(62,986)	(545,896)	(23,098)	(51,967)	(6,180)	(19,270)	(709,396)
Total	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

The increase of goodwill is mainly due to the acquisition of OF Pty Ltd group. The acquisition included 47 corporate stores and 9 franchises. Total consideration paid was approximately Euro 14.6 million. The acquisition was accounted for according to IFRS 3 Revised. The Group used various method to calculate the fair value of assets acquired and liabilities assumed. The goodwill recorded in the consolidated financial statements as of December 31, 2010 totals Euro 14.6 million.

No intangibles associated to the business combinations were realized. The purchase price allocation has not been finalized as of December 31, 2010 and will be reflected in 2011 financial statements.

Amortization expense of Euro 107.2 million (Euro 83.1 million as of 31 December 2009) is included in general and administrative expenses for Euro 106.2 million (Euro 83.1 million as of 31 December 2009) and in cost of sales for Euro 1.0 million (Euro 0 million as of December 31, 2009). Amortization expense for goodwill relates to impairment loss recorded in the Retail distribution segment in 2010 for Euro 20.4 million

Impairment of goodwill

Pursuant to IAS 36 — Impairment of Assets — the Group has identified the following four cash-generating units: Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The cash-generating units reflect the distribution model adopted by the Group.

The value of goodwill allocated to each cash-generating unit is reported in the following table:

(thousands of Euro)	2010	2009
Wholesale	1,116,119	1,054,956
North America retail	1,372,638	1,292,685
Asia-Pacific retail	358,317	303,262
Retail — other	43,323	37,932
Total	2,890,397	2,688,835

The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America cash-generating units, since the value of goodwill allocated to these two units is a significant component of the total Group goodwill.

The recoverable amount of each cash-generating unit has been verified by comparing its net assets carrying amounts to its value in use.

The main assumptions for determining the value in use are reported below and refer to both cash generating units:

•                  Growth rate: 2 percent

•                  Discount rate: 7.6 percent

This growth rate is in line with the rate of the manufacturing sector of the countries in which the Group operates. The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighed Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, therefore, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies were taken into account.

The recoverable amount of cash-generating units has been determined by utilizing post-tax cash flow forecasts based on the three-year plan for the 2011-2013 period, prepared by management on the basis of the results attained in previous years as well as management expectations — split by geographical area — on future trends in the eyewear market for both the Wholesale and Retail distribution segments. The time period of cash flows was extended to the 2014-2015 period by creating forecasts on the basis of the growth rate reported above. At the end of the cash flow forecasting period, a terminal value was estimated in order to reflect the value of the cash-generating unit after the period of the plan. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. In particular, it should be noted that, in accordance with the provisions of paragraph 7 of IAS 36, future cash flows of the cash-generating units in the Retail distribution segment were adjusted in order to reflect the transfer prices at market conditions. This adjustment was made since the cash generating units belonging to this segment generate distinct and independent cash flows whose products are sold within an active market. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. No external impairment indicators were identified which could highlight potential risks of impairment. In percentage terms, the surplus of the recoverable amount of the cash-generating unit over its the carrying amount was equal to 115 percent and 182 percent of the carrying amount of the Wholesale and Retail North America cash-generating units, respectively: It should be noted that (i) the discount rate which makes the recoverable amount of the cash generating units equal to their carrying amount is approximately 13 percent for the Wholesale cash-generating unit and approximately 17 percent for the Retail North America cash-generating unit, and (ii) the growth rate which makes the recoverable amount of the cash-generating units equal to their carrying amounts would be negative.

In addition, any reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e. growth rate changes of +/–1 percent and discount rate changes of +/–0.5 percent) would not significantly affect the impairment test results.

For fiscal 2010, the impairment test of goodwill for the retail Asia-Pacific cash-generating unit has resulted in an impairment loss of Euro 20.4 million. The impairment loss has been recorded in the “general and administrative” line within the consolidated statement of income. This impairment loss is not considered material as compared to the total amount of the Group’s goodwill.

The impairment noted above is due mostly to the economic uncertainties of the Australia-New Zealand, region, which resulted in an increase in competition, and adverse weather conditions which occurred in late 2010 causing the performance of the Asia-Pacific cash-generating units to be lower than expected. In view of this management revised the expected cash flows to reflect additional investment and expected delays in the achievement of planned targets.

11. INVESTMENTS

Investments amounted to Euro 54.1 million (Euro 46.3 million as of December 31, 2009). The balance as of 2010 and 2009 mainly includes the 40 percent ownership in Multiopticas Internacional S.L. (MOI) Under the terms of the agreement the Group has a call option for the remaining 60 percent of MOI. The call option will be exercisable by the Group at a price to be determined on the basis of MOI’s sales and EBITDA values at the time of the exercise. .The increase as compared to 2009 is primarily due to the agreement with a third party entered into in February 2010 by which the third party manages the company, Eyebiz Pty Limited (Eyebiz), which serves as the Group’s Sydney-based optical lens finishing laboratory. .As a result of the transaction Eyebiz has become an associate of the Group. The Group has a 30 percent ownership in Eyebiz The investment in Eyebiz is accounted for according to the equity method in the consolidated financial statements of the Group as of December 31, 2010.

12. OTHER NON-CURRENT ASSETS

	As of December 31,
(thousands of Euro)	2010	2009
Other financial assets	34,014	18,026
Other assets	114,111	129,565
Total other non-current assets	148,125	147,591

Other financial assets primarily include security deposits totaling Euro 24.8 million (Euro 10.5 million as of December 31, 2009).

The carrying value of financial assets approximates their fair value and this value also corresponds to the maximum Group’s exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 106.1 million (Euro 122.9 million as of December 31, 2009).

13. DEFERRED TAX ASSETS

Deferred tax assets were Euro 364.3 million and Euro 356.7 million as of December 31, 2010 and December 31, 2009, respectively. Deferred tax assets primarily refer to temporary differences between the tax base the book value of inventories, intangible assets, pension funds and net losses carry forward.

	As of December 31,
(thousands of Euro)	2010	2009
Inventories	72,448	54,992
Insurance and other reserves	11,666	14,393
Net operating losses carry forward	26,546	43,499
Rights of return	9,148	8,085
Deferred tax on derivatives	18,711	17,903
Employee related reserves (Including pension liability)	73,837	73,432
Occupancy reserves	17,875	17,979
Trade names	72,831	76,971
Fixed assets	9,201	10,626
Other	52,038	38,826
Total deferred tax assets	364,300	356,706

CURRENT LIABILITIES

14. SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2010 reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

The book value of bank overdrafts is approximately equal to their fair value.

15. CURRENT PORTION OF LONG-TERM DEBT

This item consists of the current portion of loans granted to the Company, as further described below in Note 19 — Long-term debt.

16. ACCOUNTS PAYABLE

Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

The balance, which is fully payable within 12 months, is detailed below:

	As of December 31,
(thousands of Euro)	2010	2009
Accounts payable	399,353	308,499
Invoices to be received	138,389	126,105
Total	537,742	434,604

The carrying value of accounts payable is approximately equal to their fair value.

17. INCOME TAXES PAYABLE

The balance of income taxes payable is detailed below:

	As of December 31,
(thousands of Euro)	2010	2009
Current year income taxes payable fund	77,425	27,901
Income taxes advance payment	(17,358)	(16,697)
Total	60,067	11,204

18. OTHER LIABILITIES

OTHER CURRENT LIABILITIES

	As of December 31,
(thousands of Euro)	2010	2009
Premiums and discounts to suppliers	27,507	24,179
Sales commissions	1,135	1,775
Leasing rental	22,370	16,051
Insurance	9,255	9,476
Sales taxes payable	35,994	36,336
Salaries payable	183,559	155,101
Due to social security authorities	26,156	21,483
Sales commissions payable	7,154	3,363
Royalties payable	1,602	1,096
Other financial liabilities	125,858	192,849
Total financial liabilities	440,590	461,709
Deferred income	1,356	1,480
Customers’ right of return	27,744	27,334
Advances from customers	53,835	36,680
Other liabilities	25,755	26,933
Total liabilities	108,690	92,427
Total other current liabilities	549,280	554,136

The decrease of other financial liabilities is primarily due to the payment in May 2010 of the purchase price of Euro 61.8 million for the acquisition of the non-controlling interest in the Group’s Turkish subsidiary (Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi).

Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily include:

•                  provisions for long-term insurance risk of Euro 1.0 million of December 31, 2010 (Euro 1.9 million as of December 31, 2009);

•                  provision for licensing expenses and advertising expenses for licensed designer brands of Euro 6.7 million as of December 31, 2010 (Euro 7.6 million as of December 31, 2009), which are based upon advertising expenses that the Company is required to incur under license agreements; and

•                  provisions for various legal disputes which have occurred in the ordinary course of business totaling Euro 5.2 million as of December 31, 2010 (Euro 1.0 million as of December 31, 2009).

NON-CURRENT LIABILITIES

19. LONG-TERM DEBT

Long-term debt consists of the following:

	As of December 31,
(thousands of Euro)	2010	2009
Luxottica Group S.p.A. credit agreements with various financial institutions (a)	545,552	544,585
Senior unsecured guaranteed notes (b)	943,112	205,297
Credit agreement with various financial institutions (c)	242,236	750,228
Credit agreement with various financial institutions for Oakley acquisition (d)	897,484	1,062,816
Short-term capital lease obligations	1,141	970
Other loans with banks and other third parties, including long-term capital lease obligations, interest at various rates, payable in installments through 2014 (e)	3,112	4,179
Total	2,632,637	2,568,075
Less: Current maturities	197,566	166,279
Long-term debt	2,435,071	2,401,796

(a)                     In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. The new facility consists of a 2-year unsecured credit facility that is a revolving loan providing borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of December 31, 2010, this facility was not used.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. (“US Holdings”), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility will require repayments of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (1.531 percent as of December 31, 2010). As of December 31, 2010, Euro 250.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks (“Intesa Swaps”). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.25 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately Euro (2.6) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2011 is approximately Euro (1.5) million, net of taxes.

On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca — Banca di Credito Finanziario S.p.A., as agent, and Mediobanca — Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and UniCredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the “Net Debt/EBITDA” ratio. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.75 percent based on the “Net Debt/EBITDA” ratio (2.308 percent as of December 31, 2010). As of December 31, 2010, Euro 300.0 million was borrowed under this credit facility.

(b)                    On September 3, 2003, US Holdings closed a private placement of US$ 300 million (Euro 224.5 million at the exchange rate as of December 31, 2010) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008, while the Series C Notes matured on September 3, 2010. As of December 31, 2010 the Notes had been repaid in full.

On July 1, 2008, US Holdings closed a private placement of US$ 275 million senior unsecured guaranteed notes (the “2008 Notes”), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are US$ 20 million, US$ 127 million and US$ 128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2010. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility (described in (d) below).

On January 29, 2010, US Holdings closed a private placement of US$ 175 million senior unsecured guaranteed notes (the “January 2010 Notes”), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are US$ 50 million, US$ 50 million and US$ 75 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2010. The proceeds from the January 2010 Notes received on January 29, 2010, were used for general corporate purposes.

On September 30, 2010, the Company closed a private placement of Euro 100 million senior unsecured guaranteed notes (the “September 2010 Notes”), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010. The proceeds from the September 2010 Notes received on September 30, 2010, were used for general corporate purposes.

On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group’s debt.

(c)                     On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and US$ 325 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130 million and US$ 325 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures, was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of US$ 325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole National Corporation (“Cole”). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2010 was 0.589 percent for Tranche B while Tranche C was not used. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010. Under this credit facility, Euro 243.2 million was borrowed as of December 31, 2010.

During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of US$ 325.0 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately US$ (9.1) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2011 is approximately US$ (7.8) million, net of taxes.

(d)                    On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately US$ 2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of US$ 2.0 billion. The term loan facility is a term loan of US$ 1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a US$ 1.0 billion amortizing term loan requiring repayments of US$ 50 million on a quarterly basis starting from October 2009, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of US$ 500 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 bps based on “Net Debt to EBITDA” ratio, as defined in the facility agreement (0.589 percent for Facility D and 0.602 percent for Facility E on December 31, 2010). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010. US$ 1.2 billion was borrowed under this credit facility as of December 31, 2010.

During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of US$ 500 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately US$ (22) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2011 is approximately US$ (13.5) million, net of taxes.

During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of US$ 700 million with various banks (“Tranche D Swaps”), which will start to decrease by US$ 50 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately US$ (12.2) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these hedges in fiscal 2011 is approximately US$ (8.5) million, net of taxes.

The short-term bridge loan facility was for an aggregate principal amount of US$ 500 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the facility agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and US Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from US$ 500 million to US$ 150 million, effective on July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the facility agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the US$ 150 million short-term bridge loan facility to, among other things, reduce the total facility amount from US$ 150 million to US$ 75 million effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provided for the repayment of US$ 25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90 percent. US Holdings prepaid US$ 25 million on September 8, 2010 and the remaining US$ 50 million on October 12, 2010. As of December 31, 2010 this credit facility had been repaid in full.

The fair value of long-term payables as of December 31, 2010 was equal to Euro 2,629.2 million. The fair value of the debts was equal to the present value of future cash flows, calculated by utilizing the market rate that is currently available for similar debt and modified in order to take into account the credit rating of the Company.

As of December 31, 2010, the Group had unused committed (revolving) credit lines for Euro 875 million.

(e)                     Other loans consist of several small credit agreements which are not material.

Long-term debt, including capital lease obligations, as of December 31, 2010 matures as follows:

Years ended December 31 (thousands of Euro)
2011	197,566
2012	521,958
2013	690,736
2014	300,257
2015 and subsequent years	921,808
Effect deriving from the adoption of the amortized cost method	312
Total	2,632,637

The net financial position is defined below:

		As of December 31,
(thousands of Euro)		2010	2009
A	Cash and cash equivalents	679,852	380,081
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A+ B + C)	679,852	380,081

E	Current Investments	—	—

F	Short-term borrowings	158,648	148,951
G	Current portion of long-term debt	197,566	166,279
H	Other liabilities	—	—
I	Current Financial Liabilities (F+ G + H)	356,214	315,230

J	Net Current Financial Liabilities (I – E – D)	(323,638)	(64,851)
K	Long-term debt	1,491,959	2,204,229
L	Notes payable	943,112	197,567
M	Other non-current liabilities	—	—
N	Total Non-current Financial Liabilities (K + L + M)	2,435,071	2,401,796
O	Net Financial Position (J + N)	2,111,433	2,336,945

Our net financial position with respect to related parties is not material.

20. LIABILITY FOR TERMINATION INDEMNITIES

Liabilities for termination indemnity were equal to Euro 45.4 million (Euro 44.6 million as of December 31, 2009).

This item primarily includes the liabilities related to the post-employment benefits of the Italian companies’ employees (hereinafter “TFR”), accounted for in accordance with Article 2120 of the Italian Civil Code.

Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

The liabilities as of December 31, 2010 amounted to Euro 37.8 million (Euro 37.8 million as of December 31, 2009).

Contribution expense was Euro 16.2 million and Euro 15.0 million for the years 2010 and 2009, respectively.

In application of Accounting Principle IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2010	2009
Economic assumptions
Discount rate	4.60%	5.10%
Annual TFR increase rate	3.00%	3.00%
Death probability:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

Movements in liabilities during the course of the year are detailed in the following table:

(thousands of Euro)	2010	2009
Liabilities at the beginning of the period	37,829	39,712
Expenses for interests	1,929	2,090
Actuarial loss (income)	1,575	(819)
Benefits paid	(3,495)	(3,154)
Liabilities at the end of the period	37,838	37,829

21. DEFERRED TAX LIABILITIES

Deferred tax liabilities amounted to Euro 429.8 million and Euro 396.0 million, respectively, as of December 31, 2010 and December 31, 2009.

	As of December 31,
(thousands of Euro)	2010	2009
Dividends	5,689	10,813
Trade name	236,346	225,678
Fixed assets	76,940	51,642
Other intangibles	91,357	98,811
Other	19,516	9,105
Total	429,848	396,048

Deferred tax liabilities primarily refer to temporary differences between the tax base and the book value of intangible and fixed assets.

22. OTHER NON-CURRENT LIABILITIES

	As of December 31,
(thousands of Euro)	2010	2009
Provision for risk	82,855	99,050
Other liabilities	113,077	113,517
Other financial liabilities	114,658	137,461
Total other non-current liabilities	310,590	350,028

The provision for risks primarily includes:

1.                          accruals for “self-insurance” covering specific risks, amounting to Euro 26.9 million (Euro 25.2 million as of December 31, 2009);

2.                          accruals for various legal disputes arising from normal business activities, totaling Euro 6.0 million (Euro 3.0 million as of December 31, 2009);

3.                          accruals for tax liabilities of Euro 37.5 million (Euro 51.3 million as of December 31, 2009). The decrease is primarily related to certain contingent tax liabilities for Euro 19.9 million originally recorded as part of the 2006 sale of our Things Remembered retail business which either settled or expired. The release of the provision has been recorded in the discontinued operation line within the consolidated statement of income as of 31 December 2010. The entire discontinued operation relates to release of the tax reserve noted above.

Other liabilities primarily include the liabilities for U.S. pension funds.

The decrease of other financial liabilities as of December 31, 2010 as compared to December 31, 2009 was mainly due to the payment of the financial liabilities relating to the purchase the remaining non-controlling interests in our subsidiary SGH UK Ltd , which occurred on July 30, 2010 (the financial liabilities were Euro 31.2 million at December 31, 2009).

Information regarding post-employment employee benefits is provided below.

Pension funds

Qualified Pension Plans — US Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan (“Lux Pension Plan”), which provides for the payment of benefits to eligible past and present employees of US Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan.

Nonqualified Pension Plans and Agreements — US Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan (“Lux SERP”) for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan’s benefit provisions mirror those of the Lux Pension Plan.

US Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole’s chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

The following tables provide key information pertaining to the Lux Plan and SERPs.

	Obligations and Funded Status
	Pension Plan		SERPs
(thousands of Euro)	2010	2009	2010	2009
Change in benefit obligations:
Benefit obligation — beginning of period	334,015	313,520	11,299	12,014
Service cost	18,640	18,443	367	466
Interest cost	21,700	19,476	627	664
Actuarial (gain)/loss	26,417	1,952	455	(1,142)
Settlement loss	—	—	81	—
Benefits paid	(14,152)	(9,545)	(23)	(367)
Settlements	—	—	(2,293)	—
Translation difference	22,696	(9,831)	827	(336)
Benefit obligation — end of period	409,316	334,015	11,340	11,299

	Pension Plan		SERPs
(thousands of Euro)	2010	2009	2010	2009
Change in plan assets:
Fair value of plan assets — beginning of period	238,168	184,379	—	—
Expected return on plan assets	21,185	15,205	—	—
Actuarial gain/(loss) on plan assets	14,462	23,790	—	—
Employer contribution	39,164	31,267	2,316	367
Benefits paid	(14,152)	(9,546)	(23)	(367)
Translation difference	15,675	(6,927)	(2,293)	—
Fair value of plan assets — end of period	314,501	238,168	—	—
Unfunded status — end of period	94,815	95,847	11,340	11,299

Amounts to be recognized in the statement of financial position and profit or loss along with actual return on assets were as follows:

	Pension Plan		SERPs
(thousands of Euro)	2010	2009	2010	2009
Amounts recognized in the statement of financial position:
Liabilities:
Present value of the obligation	409,316	334,015	11,340	11,299
Fair value of plan assets	314,501	238,168	—	—
Liability recognized in statement of financial position	94,815	95,847	11,340	11,299
Accumulated other comprehensive income:
Net gain/(loss), beginning of year	(63,659)	(87,429)	(2,627)	(3,849)
Asset gain/(loss)	14,462	23,790	—	—
Liability experience gain/(loss)	1,744	(1,761)	421	1,228
Liability assumption change gain/(loss)	(28,161)	(191)	(875)	(86)
Translation difference	(4,527)	1,932	(187)	80
Accumulated other comprehensive income, end of year	(80,141)	(63,659)	(3,268)	(2,627)
Service cost	18,640	18,443	367	466
Interest cost	21,700	19,476	628	633
Expected return on plan assets	(21,185)	(15,204)	—	—
Settlement loss	—	—	81	—
Expense recognized in profit or loss	19,156	22,715	1,076	1,129
Actual return on assets:
Expected return on assets	21,185	15,205	—	—
Actuarial gain/(loss) on plan assets	14,462	23,790	—	—
Actual return on assets	35,646	38,995	—	—

During 2010, the Lux SERP plan settled a portion of its benefit obligations through lump sum cash payments to certain plan participants. As a result of this action, the projected benefit obligation was re-measured as of July 1, 2010. US Holdings recognized an actuarial loss of Euro 81 thousand in earnings at the time of re-measurement.

The following tables show the main assumptions used to determine the period benefit cost and the benefit obligation.

	Lux Plan		SERPs
	2010	2009	2010	2009
Weighted-average assumptions used to determine benefit obligations:
Discount Rate	5,50%	6,15%	5,50%	6,15%
Rate of compensation increase	5% – 3% – 2%	4% – 3% – 1%	5% – 3% – 2%	4% – 3% – 1%
Expected long-term return on plan assets	8,00%	8,00%	n.a.	n.a.

	Pension Plan
	2010	2009
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.50%	6.15%
Expected long-term return on plan assets	8.00%	8.00%
Rate of compensation increase	5% – 3% – 2%	4% – 3% – 1%
Mortality table	RP-2000	RP-2000

	SERPs
	2010	2009
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate:
For the year ended December 31	n.a.	6.15%
For the period prior to re-measurement	6.15%	n.a.
For the period after re-measurement	5.50%	n.a.
Expected long-term return on plan assets	8.00%	8.00%
Rate of compensation increase	5% / 3% / 2%	4% / 3% / 1%
Mortality table	RP-2000	RP-2000

Defined benefit plan data for the current and previous four annual periods are as follows:

(thousands of Euro)	2010	2009	2008	2007	2006
Pension Plans:
Defined benefit obligation	409,316	334,015	313,520	272,611	277,468
Fair value of plan assets	314,501	238,168	184,379	224,533	224,262
Plan surplus/(deficit)	94,815	95,847	129,141	48,078	53,206
Plan liabilities experience gain/(loss)	1,744	(1,761)	(4,379)	(5,212)	(6,414)
Plan assets experience gain/(loss)	14,462	23,790	(73,341)	(2,619)	3,698
SERPs:
Defined benefit obligation	11,340	11,299	12,015	10,361	8,512
Fair value of plan assets	—	—	—	—	—
Plan surplus/(deficit)	(11,340)	(11,299)	(12,015)	(10,361)	(8,512)
Plan liabilities experience gain/(loss)	421	1,228	(927)	2,039	(1,799)
Plan assets experience gain/(loss)	—	—	—	—	—

The Group’s discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody’s Investor Services or at least an AA rating by Standard & Poor’s. Each bond issue is required to have at least $250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate.

The Group uses an assumption for salary increases based on a graduated approach of historical experience. The Group’s experience shows salary increases that typically vary by age.

In developing the long-term rate of return assumption, the Group considers its asset allocation. The Group analyzed historical rates of return being earned for each asset category over various periods of time. Additionally, the Group considered input from its third-party pension asset managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions.

Plan Assets — The Lux Pension Plan’s investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments. This investment policy was developed to provide the framework within which the fiduciary’s investment decisions are made, establish standards to measure the investment manager’s and investment consultant’s performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan’s assets at 40 percent Large Cap U.S. Equity, 10 percent Small Cap U.S. Equity, 15 percent International Equity, and 35 percent Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset class as a percent of total assets
Asset category	Minimum	Maximum
Large Cap U.S. Equity	37%	43%
Small Cap U.S. Equity	8%	12%
International equity	13%	17%
Fixed income securities	32%	38%
Cash and equivalents	—	5%

The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Pension Plan’s investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 (“ERISA”) Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants based on current market conditions. During 2010, the Committee reviewed the Lux Pension Plan’s asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and passive strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks an index fund. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are prohibited from being held in the Lux Pension Plan’s trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts (“ADR”) or common stock of the Group. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

Quoted market prices are used to measure the fair value of plan assets, when available. If quoted market prices are not available, the inputs utilized by the fund manager to derive net asset value are observable and no significant adjustments to net asset value were necessary.

Contributions — US Holdings expects to contribute Euro 48,104 thousand to its pension plan and Euro 421 thousand to the SERP in 2011.

Other Benefits — US Holdings provides certain post-employment medical, disability and life insurance benefits. The Group’s accrued liability related to this obligation as of December 31, 2010 and 2009 was Euro 1,880 thousand and Euro 1,360 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

US Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

a)                         US Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2010 and 2009, the accrued liability related to these benefits was Euro 582 thousand and Euro 627 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

b)                        US Holdings established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant’s account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 848 thousand and Euro 869 thousand at December 31, 2010 and 2009, respectively, is included in other long-term liabilities in the consolidated statement of financial position.

The Group continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation. The Group’s accrued liability related to this obligation as of December 31, 2010 and 2009 was Euro 3,642 thousand and Euro 3,045 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

Health Benefit Plans — US Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, US Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

The plan liability of Euro 3,277 thousand and Euro 3,482 thousand at December 31, 2010 and 2009, respectively, is included in other long-term liabilities on the consolidated statement of financial position.

The cost of this plan in 2010 and 2009 as well as the 2011 expected contributions are immaterial.

For 2011, a 9.5 percent (10.0 percent for 2010) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5 percent for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0 percent increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.5 percent at December 31, 2010 and 6.15 percent at December 31, 2009.

The weighted-average discount rate used in determining the net periodic benefit cost for 2010, 2009 and 2008 was 6.15 percent and 6.3 percent, respectively.

23. LUXOTTICA GROUP STOCKHOLDERS’ EQUITY

CAPITAL STOCK

The share capital of Luxottica Group S.p.A., as of December 31, 2010, amounts to Euro 27,964,632.60 and is comprised of 466,077,210 ordinary shares with a par value of Euro 0.06 each.

As of January 1, 2010, the share capital amounted to Euro 27,863,182.98 and was comprised of 464,386,383 ordinary shares with a par value of Euro 0.06 each.

Following the exercise of 1,690,827 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital grew by Euro 101,449.62 during 2010.

The total options exercised in 2010 were 1,690,827, of which 164,400 refer to the 2001 Plan, 482,350 refer to the 2002 Plan, 221,200 refer to the 2003 Plan, 368,877 refer to the 2004 Plan, 235,000 refer to the Extraordinary 2004 Plan, and 219,000 refer to the 2005 Plan.

LEGAL RESERVE

This reserve represents the portion of the Company’s earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

ADDITIONAL PAID-IN CAPITAL

This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

RETAINED EARNINGS

These include subsidiaries’ earnings that have not been distributed as dividends and the amount of consolidated companies’ equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

TRANSLATION RESERVE

Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

TREASURY RESERVE

Treasury reserve is equal to Euro 112.5 million (Euro 82.7 million as of December 31, 2009). The increase is due to the share buyback programs approved at the stockholders’ meeting on October 29, 2009 (“2009 Program”), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Share Plan.

Under the 2009 Program, the Company purchased in 2010 on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) an aggregate amount of 3,355,726 shares at an average price of Euro 19.85 for an aggregate amount of Euro 66,625,044.

In parallel with the purchases of shares by the Company Arnette Optic Illusions, Inc. (“Arnette”), a U.S. subsidiary, sold on the MTA 3,669,962 Luxottica Group ordinary shares at an average price of Euro 20.12 for an aggregate amount of Euro 73,823,196.

24. NON-CONTROLLING INTERESTS

Equity attributable to non-controlling interests amounts to Euro 13,029 thousand and Euro 16,376 thousand as of December 31, 2010 and December 31, 2009, respectively. The decrease is primarily due to the payment of dividends of Euro 9,208 thousand, partially offset by results for the period equal to Euro 5,072 thousand.

25. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

The composition of other income/(expense) is as follows:

Interest expense (thousands of Euro)	2010	2009
Interest expense on bank overdrafts	(1,776)	(4,620)
Interest expense on loans	(99,028)	(99,382)
Interest expense on derivatives	(3,950)	(1,820)
Other interest expense	(2,233)	(3,310)
Total interest expense	(106,987)	(109,132)

Interest income (thousands of Euro)	2010	2009
Interest income on bank accounts	4,231	4,005
Interest income on securities	829	436
Interest on derivatives	1,536	776
Interest income on loans	1,898	1,670
Total interest income	8,494	6,887

Other — net from derivative financial instruments and translation differences	(3,287)	(349)
Other — net	(4,843)	(3,707)
Total other — net	(8,130)	(4,056)

PROVISION FOR INCOME TAXES

The income tax provision is as follows:

Income tax provision (thousands of Euro)	2010	2009
Current taxes	(217,772)	(168,117)
Deferred taxes	(447)	8,229
Total income tax provision	(218,219)	(159,888)

The reconciliation between the Italian Statutory tax rate and the effective rate is shown below:

	As of December 31,
	2010	2009
Italian Statutory tax rate	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	1.4%	(0.3)%
Non deductible impairment loss	1.1%	—
Aggregate other effects	2.1%	3.3%
Effective rate	36.0%	34.4%

The Company does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2010 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

For further information on the changes occurred in 2010 as compared to 2009 please refer to note 3 of the management report on the consolidated financial statements as of December 31, 2010 “Financial Results”.

26. COMMITMENTS AND RISKS

Licensing agreements

The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

Under these licensing agreements — which typically have terms ranging from 3 to 10 years — the Group is required to pay a royalty generally ranging from 5 percent to 14 percent of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5 percent and 10 percent of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non payment of royalties, failure to reach minimum sales thresholds, product alternation and, under certain conditions, a change in control of Luxottica Group S.p.A.

On March 31, 2010, Luxottica Group announced a three-year renewal of its exclusive license agreement with Jones Apparel Group for the design, production and worldwide distribution of prescription frames and sunglasses under the Anne Klein New York brand. The new agreement extends the license through December 2012 with an option for further renewal. The terms and conditions of this agreement are in line with the prior agreement.

On March 31, 2010, Luxottica Group announced a five-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand. The new agreement runs through December 2014 with an option for a further five-year extension under the same terms. The terms and conditions of this Agreement are in line with the prior agreement.

On May 27, 2010, Luxottica Group announced a ten-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Bvlgari brand. The new agreement runs from January 1, 2011 through December 31, 2020.

On October 5, 2010, Luxottica Group announced the signing of a license agreement for the design, manufacturing and global distribution of sun and prescription eyewear under the Coach, Coach Poppy and Reed Krakoff brands beginning January 1, 2012. Such agreement includes renewal options.

Minimum payments required in each of the years subsequent to December 31, 2010 are detailed as follows:

Years ending December 31 (thousands of Euro)
2011	69,938
2012	64,205
2013	56,924
2014	43,348
2015	35,969
Subsequent years	122,028
Total	392,412

Rentals, leasing and licenses

The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2011 and 2025 and provide for renewal options under various conditions. The lease arrangements for the Group’s U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense for each year ended December 31 is as follows:

Years ending December 31 (thousands of Euro)	2010	2009
Minimum lease payments	254,958	290,795
Additional lease payments	66,898	57,700
Sublease payments	(26,611)	(28,517)
Total	295,245	319,978

Future rental commitments are as follows:

(thousands of Euro)
2011	270,231
2012	236,574
2013	200,421
2014	171,940
2015	136,946
Subsequent years	268,877
Total	1,284,989

Other commitments

The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in Macy’s department stores in the U.S. subsequent to an agreement entered into with Macy’s Inc. on December 4, 2009. As of December 31, 2010, the Group operated approximately 470 Sunglass Hut departments in Macy’s.

Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2010 are as follows:

Years ending December 31 (thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments
2011	7,266	1,637	14,651
2012	1,936	—	5,339
2013	—	—	1,373
2014	—	—	362
Subsequent years	—	—	234
Total	9,202	1,637	21,959

Guarantees

The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for six stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2010, the Group’s maximum liability amounted to Euro 4.0 million (Euro 4.7 million at December 31, 2009).

A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.5 million (US$ 2.0 million) at December 31, 2010 (Euro 3.8 million at December 31, 2009). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2010 and 2009.

Credit lines

As of December 31, 2010 and 2009, the Company had unused short-term lines of credit of approximately Euro 559.8 million and Euro 542.8 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 327.8 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2010, these credit lines were utilized for Euro 0.6 million.

US Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 97.4 million (US$ 130.2 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2010, they were not used and there were Euro 34.0 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

Outstanding standby letters of credit

A US subsidiary has obtained various standby letters of credit from banks for an aggregate amount of Euro 34.0 million and Euro 29.9 million, as of December 31, 2010 and 2009, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 bps annually.

Litigation

The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which, unless already settled or otherwise concluded, the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Group’s business, financial position or operating results.

Cole Consumer Class Action Lawsuit

In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle Vision Care, Inc. in California. The plaintiff asserted various claims relating to the confidentiality of medical information and the operation of Pearle Vision stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses, and optometrists, and other unlawful or unfair business practices. The parties entered into a settlement agreement, which provided for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys’ fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009. The effect of this settlement on the Group’s future operations and cash flow is not material.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2010 and 2009, were not material. The effect of this settlement on the Company’s future operations and cash flow is not material.

Oakley Stockholder Lawsuit

On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other stockholders of Oakley, Inc. (“Oakley”), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to stockholders by approving Oakley’s merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because the Company believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys’ fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff’s motion for attorneys’ fees and expenses in its entirety. The court did not rule on the defendants’ demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff’s motion for attorneys’ fees and expenses. The plaintiff appealed the Court’s May 29, 2008 ruling and the July 11, 2008 order. On January 11, 2010, the appellate court affirmed the trial court’s decision in all respects. The plaintiff filed a petition with the California Supreme Court requesting review of the appellate court’s decision. The Supreme Court denied the plaintiff’s petition for review. Therefore, the appellate court’s decision affirming the denial of the plaintiff’s request for attorneys’ fees and expenses is now final for all purposes. The Group considers this matter closed.

Costs associated with this litigation incurred for the years ended December 31, 2010 and 2009, were not material.

Fair Credit Reporting Act Litigation

In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. The plaintiff brought suit on behalf of a class of Oakley’s customers. Oakley denied any liability, and later entered into a settlement arrangement with the plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys’ fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008. The settlement became final on January 15, 2009. The effect of this settlement on the Group’s future operations and cash flow is not material.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2010 and 2009, were not material. The effect of this settlement on the Company’s future operations and cash flow is not material.

Texas LensCrafters Class Action Lawsuit

In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. (now Luxottica Retail North America, Inc.) and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act (“TOA”) and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleged that LensCrafters attempted to control the optometrists’ professional judgment and that certain terms of the optometrists’ sub-lease agreements with LensCrafters violated the TOA. The suit sought recovery of a civil penalty of up to US$ 1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys’ fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters’ sub-lease optometrists. Luxottica Group S.p.A.

filed a motion to dismiss for lack of personal jurisdiction in October 2008. The court did not address that motion. The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants’ motion to transfer venue. On January 11, 2010, plaintiffs filed a motion requesting that the court permit the case to proceed as a class action on behalf of all optometrists who sublease from LensCrafters in Texas.

On February 8, 2010, the parties reached an agreement to settle the litigation on confidential terms. On March 8, 2010, the court dismissed the case with prejudice. The effect of this settlement on the Group’s future operations and cash flow is not material.

Costs associated with the litigation for the years ended December 31, 2010 and 2009, were not material. The effect of this settlement on the Company’s future operations and cash flow is not material.

French competition authority investigation

Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation has concluded and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Company intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

The Company is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

27. RELATED PARTY TRANSACTIONS

Licensing agreements

The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Retail Brand Alliance, Inc. (“RBA”), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The original license expired in 2009 and was renewed for an additional five years on March 31, 2010. For further details about this renewal, please refer to Note 2 — “Significant events during the year ended December 31, 2010” of the Management Report on the Consolidated Financial Statements as of December 31, 2010. The Group paid royalties under the license to RBA of Euro 0.8 million in 2010 and Euro 0.3 million in 2009.

Incentive stock option plans

On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11 percent of the shares of the Company — equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During 2010, 1.2 million options from this grant were exercised. As of December 31, 2010, 8.1 million options were outstanding.

A summary of related party transactions as of December 31, 2010 and 2009 is provided below.

	As of December 31, 2010
	Income statement		Balance sheet
Related parties (thousands of Euro)	Revenues	Costs	Assets	Liabilities
Retail Brand Alliance, Inc.	112	731	—	59
Multiopticas Group	9,161	148	2,434	2,510
Eyebiz Laboratories Pty Limited	—	33,941	616	14,054
Others	275	801	269	—
Total	9,548	35,621	3,319	16,623

	As of December 31, 2009
	Income statement		Balance sheet
Related parties (thousands of Euro)	Revenues	Costs	Assets	Liabilities
Retail Brand Alliance, Inc.	122	965	—	432
Multiopticas Group	5,358	—	2,469	—
Others	8	576	16	—
Total	5,488	1,541	2,485	432

Total remuneration due to key managers amounted to approximately Euro 29.0 million and Euro 27.6 million in 2010 and 2009, respectively.

These costs related to key managers who were already with the Group in 2008 and 2009 and remain in service, as well as those who became key managers in 2010.

28. EARNINGS PER SHARE

Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2010 and 2009, respectively amounting to Euro 402,187 thousand and Euro 299,122 thousand, to the number of outstanding shares — basic and dilutive of the Company.

Earnings per share in 2010 were equal to Euro 0.88 compared to Euro 0.65 in 2009. Diluted earnings in 2010 were equal to Euro 0.87 compared to the Euro 0.65 in 2009, respectively.

The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2010	2009
Weighted average shares outstanding — basic	458,711,441	457,270,491
Effect of dilutive stock options	1,823,956	667,311
Weighted average shares outstanding — dilutive	460,535,397	457,937,802
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	11,497,532	17,827,564

29. ATYPICAL AND/OR UNUSUAL OPERATIONS

There were no atypical and/or unusual transactions occurred in 2010 and 2009.

30. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

The ineffective portion recorded in the consolidated statement of income amounted to Euro 47.4 thousand (Euro 482.4 thousand in 2009).

The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2010 and 2009:

	2010		2009
(thousands of Euro)	Assets	Liabilities	Assets	Liabilities
Interest rate swaps — cash flow hedge	—	(53,865)	—	(48,632)
Forward contracts — cash flow hedge	1,484	(4,311)	—	—
Total	1,484	58,176	—	(48,632)
of which:
Non-current portion	—	—	—	—
Interest rate swaps — cash flow hedge	—	(52,964)	—	(48,632)
Forward contracts — cash flow hedge	—	—	—	—
Total	—	(52,964)	—	(48,632)

Current portion	1,484	(5,212)	—	—

The table below shows movements in the stockholders’ equity due to the reserve for cash flow hedges:

(thousands of Euro)
Balance as of January 1, 2009	(40,934)
Fair value adjustment of derivatives designated as cash flow hedges	(14,809)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	5,325
Amounts reclassfied to the consolidated statement of income	29,464
Tax effect on amounts reclassified to the consolidated statement of income	(9,551)
Balance as of December 31, 2009	(30,505)
Fair value adjustment of derivatives designated as cash flow hedges	(45,034)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	15,126
Amounts reclassfied to the consolidated statement of income	41,474
Tax effect on amounts reclassified to the consolidated statement of income	(14,789)
Balance as of December 31, 2010	(33,728)

Interest rate swaps

The notional amount of the existing interest rate swap instruments still effective as of December 31, 2009 is reported in the following table:

Notional amount	Currency
1,525,000,000	US$
250,000,000	Euro

31. SHARE-BASED PAYMENTS

Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plans (the “plans”). In order to strengthen the loyalty of some key employees — with respect to individual targets, and in order to enhance the overall capitalization of the Company — the Company’s stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,537,918.57. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

The stockholders’ meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

•                  establish the terms and conditions for the underwriting of the new shares;

•                  request the full payment of the shares at the time of their underwriting;

•                  identify the employees to grant the options based on appropriate criteria;

•                  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

Upon execution of the proxy received from the Stockholders’ meeting, the Board of Directors has granted a total of 51,794,300 options of which, as of December 31, 2010, 15,577.210 have been exercised.

On April 29 2010, the Board of Directors granted 703,500 options to employees domiciled in the United States with a fair value of Euro 5.41 per option as well as 1,221,000 options to employees domiciled outside the United States with a fair value of Euro 5.59.

On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the Company’s 2006 and 2007 ordinary plans and the Company’s 2006 performance plan, which, considering market conditions and the financial crisis, had an exercise price that was undermining the performance incentives that typically form the foundation of these plans. The new options’ exercise price was consistent with the market values of Luxottica shares being equal to the greater of the stock price on the grant date of the new options or the previous 30-day average. In connection with the reassignment of options related to the Company’s 2006 and 2007 ordinary plans, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held for a total amount of 2,885,000 options. For the new options assigned to the U.S. citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.16 and Euro 2.20, respectively. For the new options assigned to the non U.S. citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.68 and Euro 2.77, respectively.

In connection with the reassignment of options related to the Company’s 2006 performance plan, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grant, reduced by 50 percent, for a total amount of 5,700,000 options.

In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised
1998 ordinary plan	3,380,400	2,716,600
1999 ordinary plan	3,679,200	3,036,800
2000 ordinary plan	2,142,200	1,852,533
2001 ordinary plan	2,079,300	1,849,000
2002 ordinary plan	2,348,400	1,957,100
2003 ordinary plan	2,397,300	1,711,100
2004 ordinary plan	2,035,500	1,148,577
2005 ordinary plan	1,512,000	445,500
2006 ordinary plan (*)	1,725,000	—
2007 ordinary plan (*)	1,745,000	—
2008 ordinary plan	2,020,500	—
2009 ordinary plan	1,050,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to non-US beneficiaries	2,060,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to US beneficiaries	825,000	—
2001 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	860,000
2006 Performance Plan — US beneficiaries (*)	3,500,000	—
2006 Performance Plan — non-US beneficiaries (*)	9,500,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	—
2010 ordinary plan	1,924,500	—
Total	51,794,300	15,577,210

(*)   The plan was reassigned in 2009.

On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors of the Company (the “Board”) (the “2008 PSP”) was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain Company performance targets to be determined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP’s beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares.

On May 13, 2008, the Board granted 1,003,000 rights to receive ordinary shares, which could be increased by 20 percent up to a maximum of 1,203,600 units, at the end of the three-year vesting period and subject to the achievement at the end of the period of certain consolidated cumulative earnings per share targets related to the three-year period from 2008-2010. As of December 31, 2010, the consolidated cumulative earning per share targets were not achieved and therefore the plan did not vest.

Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares (“PSP 2009”), which can be increased by 25 percent up to a maximum of 1,793,750 units, at the end of the three-year vesting period, and subject to the achievement at the end of the period of certain consolidated cumulative earning per share targets related to the three-year period from 2009-2011. Management expects that the target will be met. As of December 31, 2010, 181,250 units of the 1,793,500 granted were forfeited.

Pursuant to the PSP plan adopted in 2008, on April 29, 2010, the Board of Directors granted certain of our key employees 692,000 rights to receive ordinary shares (“PSP 2010”), which can be increased by 25 percent up to a maximum of 865,000 units, at the end of the three-year vesting period, and subject to the achievement at the end of the period of certain consolidated cumulative earning per share targets related to the three-year period from 2010-2012. Management expects that the target will be met. As of December 31, 2010, there were 12,500 units of the 865,000 granted were forfeited.

On September 14, 2004, the Company announced that its majority stockholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.à r.l.), a holding company of the Del Vecchio family, representing at that time 9.6 million shares of the Company’s authorized and issued share capital, to a stock option plan for senior management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006. As of December 31, 2010, there were 8.1 million units still outstanding.

The information requested by IFRS 2 on stock option plans is reported below.

The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

	2010	2010
	Ordinary Plan —	Ordinary Plan —
	for citizens resident	for citizens not resident
	in the U.S.A.	in the U.S.A.	PSP 2010
Share price at the grant date (in Euro)	21.17	21.17	21.17
Expected option life	5.48 years	5.48 years	3 years
Volatility	30.35%	30.35%	—
Dividend yield	1.75%	1.75%	1.75%
Risk-free interest rate	2.26%	2.26%	—

Expected volatilities are based on implied volatilities from traded share options on the Company’s stock, historical volatility of the Company’s share price and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

The average weighted fair value of the stock options under plans granted in 2010 was Euro 5.52. The fair value of the 2010 PSP, was Euro 20.10.

Movements reported in the various stock option plans in 2010 are reported below:

			No. of					No. of
			options					options
			outstanding					outstanding
			as of					as of
	Exercise		December	Granted	Forfeited	Exercised	Expired	December
	price	Currency	31, 2009	options	options	options	options	31, 2010
2001 Ordinary Plan	15.2	US$	168,900	—	(4,500)	(164,400)	—	—
2002 Ordinary Plan	17.8	US$	603,250	—	(19,000)	(482,350)	—	101,900
2003 Ordinary Plan	10.51	Euro	732,400	—	(15,000)	(221,200)	—	496,200
2004 Ordinary Plan	13.79	Euro	1,208,600	—	—	(368,877)	—	839,723
2004 Performance Plan	18.59	US$	375,000	—	—	(235,000)	—	140,000
2005 Ordinary Plan	16.89	Euro	1,132,500	—	(18,000)	(219,000)	—	895,500
2006 Ordinary Plan	22.19	Euro	170,000	—	(30,000)	—	—	140,000
2006 Performance Plan B	20.99	Euro	1,100,000	—	—	—	—	1,100,000
2007 Ordinary Plan	24.03	Euro	120,000		(35,000)	—	—	85,000
2008 Ordinary Plan	18.08	Euro	1,948,000	—	(222,500)	—	—	1,725,500
2009 Ordinary plan for citizens not resident in the U.S.A.	13.45	Euro	378,000	—	(26,000)	—	—	352,000
2009 Ordinary plan for citizens resident in the U.S.A.	14.99	Euro	652,000	—	(83,000)	—	—	569,000
2009 Plan — reassignment of 2006/2007 plans for citizens not resident in the U.S.A.	13.45	Euro	2,055,000	—	(130,000)	—	—	1,925,000
2009 Plan — reassignment of 2006/2007 plans for citizens resident in the U.S.A.	15.03	Euro	820,000	—	(95,000)	—	—	725,000
2009 Plan — reassignment of 2006 plans for citizens not resident in the U.S.A	13.45	Euro	4,250,000	—	—	—	—	4,250,000
2009 Plan — reassignment of 2006 plans for citizens resident in the U.S.A	15.11	Euro	1,450,000	—	—	—	—	1,450,000
2010 Ordinary Plan — for citizens non resident in the U.S.A.	20.72	Euro	—	1,221,000	(26,000)	—	—	1,195,000
2010 Ordinary Plan — for citizens resident in the U.S.A.	21.23	Euro	—	703,500	(43,500)	—	—	660,000
Total			17,163,650	1,924,500	(747,500)	(1,690,827)	—	16,649,823

Options exercisable on December 31, 2010 are summarized in the following table:

Number of options
exercisable as of
December 31, 2010
2002 Ordinary Plan	101,900
2003 Ordinary Plan	496,200
2004 Ordinary Plan	839,723
2004 Performance Plan	140,000
2005 Ordinary Plan	895,500
2006 Ordinary Plan	140,000
2007 Ordinary Plan	85,000
Total	2,698,323

The remaining contractual life of plans in effect on December 31, 2010 is highlighted in the following table:

Remaining contractual
life in years
2002 Ordinary Plan	0.08
2003 Ordinary Plan	1.08
2004 Ordinary Plan	2.09
2004 Performance Plan	1.08
2005 Ordinary Plan	3.09
2006 Ordinary Plan	4.09
2006 Performance Plan B	4.57
2007 Ordinary Plan	5.18
2008 Ordinary Plan	6.21
2009 Ordinary plan for citizens not resident in the U.S.A.	7.35
2009 Ordinary plan for citizens resident in the U.S.A.	7.35
2009 Plan — reassignment of 2006/2007 plans for citizens resident in the U.S.A.	6.25
2009 Plan — reassignment of 2006/2007 plans for citizens not resident in the U.S.A.	7.35
2009 Plan — reassignment of 2006 plans for citizens not resident in the U.S.A.	7.35
2009 Plan — reassignment of 2006 plans for citizens resident in the U.S.A.	7.45
2010 Ordinary Plan — for citizens non resident in the U.S.A.	8.33
2010 Ordinary Plan — for citizens resident in the U.S.A.	8.33

With regards to the options exercised during the course of 2010, the weighted average share price of the shares in 2010 was equal to Euro 19.97.

The Group has recorded an expense for the ordinary stock option plans of Euro 8.6 million and Euro 8.5 million in 2010 and 2009, respectively. For the performance plans, including the 2006 performance plans and the 2009 and 2010 PSP plans, the Group recorded an expense of Euro 24.3 million and Euro 16.5 million in 2010 and 2009 respectively. No expense on the 2008 PSP was recorded in 2010, 2009 and 2008, since the consolidated EPS targets were not met.

The stock plans outstanding as of December 31, 2010 are conditional upon satisfying the service conditions. The 2004 and 2009 performance plans as well as all the PSP plans are conditional upon satisfying service as well as performance conditions.

Trends in stock option plans during the course of 2010:

	Options	Strike Price	Market Price	Notes
Options granted as of January 1, 2010
1998 Plan	3,380,400	Euro 7.38	Euro 18.23	(1)
1999 Plan	3,679,200	Euro 4.38	Euro 18.23	(1)
2000 Plan	2,142,200	Euro 9.52	Euro 18.23	(1)
2001 Plan	2,079,300	US$ 15.20	Euro 18.23	(1)
2001 Performance Plan	1,170,000	US$ 16.06	Euro 18.23	(1)
2002 Plan	2,348,400	US$ 17.80	Euro 18.23	(1)
2003 Plan	2,397,300	Euro 10.51	Euro 18.23	(1)
2004 Plan	2,035,500	Euro 13.79	Euro 18.23	(1)
2005 Plan	1,512,000	Euro 16.89	Euro 18.23	(1)
Extraordinary Plan 2004	1,000,000	US$ 18.59	Euro 18.23	(1)
2006 Plan	1,725,000	Euro 22.19	Euro 18.23	(1)
2006 Performance plan A	3,500,000	Euro 22.09	Euro 18.23	(1)
2006 Performance plan B	9,500,000	Euro 20.99	Euro 18.23	(1)
2007 Plan	1,745,000	Euro 24.03	Euro 18.23	(1)
2008 Plan	2,020,500	Euro 18.08	Euro 18.23	(1)
2009 Plan non US	378,000	Euro 13.45	Euro 18.23	(1)
2009 Plan US	672,000	Euro 14.99	Euro 18.23	(1)
2009 Plan: reassignment of the 2006/2007 ordinary plan — Non US	2,060,000	Euro 13.45	Euro 18.23	(1)
2009 Plan: reassignment of the 2006/2007 ordinary plan — US	825,000	Euro 15.03	Euro 18.23	(1)
2009 Plan: reassignment of the 2006 performance plan to non-US beneficiaries	4,250,000	Euro 13.45	Euro 18.23	(1)
2009 Plan: reassignment of the 2006 performance plan to US beneficiaries	1,450,000	Euro 15.11	Euro 18.23	(1)

Options granted and exercisable as of January 1, 2010
2001 Plan	168,900	US$ 15.20	Euro 18.23	(1)
2002 Plan	603,250	US$ 17.80	Euro 18.23	(1)
2003 Plan	732,400	Euro 10.51	Euro 18.23	(1)
2004 Plan	1,208,600	Euro 13.79	Euro 18.23	(1)
2005 Plan	1,132,500	Euro 16.89	Euro 18.23	(1)
2004 Performance Plan	375,000	US$ 18.59	Euro 18.23	(1)
2006 Plan	170,000	Euro 22.19	Euro 18.23	(1)
Options granted during 2010
2010 Plan non US	1,221,000	Euro 20.72	Euro 21.17	(2)
2010 Plan US	703,500	Euro 21.23	Euro 21.17	(2)
Options exercised in 2010
2001 Plan	164,400	US$ 15.20	Euro 19.97	(3)
2002 Plan	482,350	US$ 17.80	Euro 19.97	(3)
2003 Plan	221,200	Euro 10.51	Euro 19.97	(3)
2004 Plan	368,877	Euro 13.79	Euro 19.97	(3)
2004 Performance Plan	235,000	US$ 18.59	Euro 19.97	(3)
2005 Plan	219,000	Euro 16.89	Euro 19.97	(3)

	Options	Strike Price		Market Price		Notes
Options forfeited in 2010
2001 Plan	4,500	US$	15.20	Euro	19.97	(3)
2002 Plan	19,000	US$	17.80	Euro	19.97	(3)
2003 Plan	15,000	Euro	10.51	Euro	19.97	(3)
2004 Plan	18,000	Euro	16.89	Euro	19.97	(3)
2006 Plan	30,000	Euro	22.19	Euro	19.97	(3)
2007 Plan	35,000	Euro	24.05	Euro	19.97	(3)
2008 Plan	222,500	Euro	18.08	Euro	19.97	(3)
2009 Plan: reassignment of the 2006 and 2007 ordinary plan — Non US	26,000	Euro	13.45	Euro	19.97	(3)
2009 Plan: reassignment of the 2006 and 2007 ordinary plan — US	83,000	Euro	14.99	Euro	19.97	(3)
2009 Plan: reassignment of the 2006 performance plan to non-US beneficiaries	130,000	Euro	13.45	Euro	19.97	(3)
2009 Plan: reassignment of the 2006 performance plan to US beneficiaries	95,000	Euro	15.03	Euro	19.97	(3)
2010 Plan Non US	26,000	Euro	20.72	Euro	19.97	(3)
2010 Plan US	43,500	Euro	21.23	Euro	19.97	(3)

Options granted and exercisable as of December 31, 2010
2002 Plan	101,900	US$	17.80	Euro	22.87	(4)
2003 Plan	496,200	Euro	10.51	Euro	22.87	(4)
2004 Plan	839,723	Euro	13.79	Euro	22.87	(4)
2004 Performance Plan	140,000	US$	18.59	Euro	22.87	(4)
2005 Plan	895,500	Euro	16.89	Euro	22.87	(4)
2006 Plan	140,000	Euro	22.19	Euro	22.87	(4)
2007 Plan	85,000	Euro	24.05	Euro	22.87	(4)

N.B. Prices are reported in Euro. The strike price of the 2001 Plan, as well as the 2001 Performance Plan, the 2002 Plan and the 2004 Performance Plan are reported in US$, as determined by the Board of Directors.

(1)                     Official price on the MTA as of January 4, 2010 — Euro 18.34.

(2)                     Official price on the MTA as of April, 29, 2010, date of grant, equal to Euro 21.17.

(3)                     Average price on the MTA in 2010 — Euro 19.97.

(4)                     Official price on the MTA as of December 30, 2010 — Euro 22.87.

32. DIVIDENDS

During 2010, the Company distributed an aggregate dividend to its stockholders of Euro 160.6 million equal to Euro 0.35 per share. Dividend distributed to non-controlling interests totals Euro 9.2 million.

33. SUBSEQUENT EVENTS

For further details on events occurred after December 31, 2010, refer to the Note 16 in the Management Report.

*  *  *

Milan, February 28, 2011

On behalf of the Board of Directors

Andrea Guerra
The CEO

ATTACHMENT

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN EURO

	Average		Average
	exchange	Final exchange	exchange	Final exchange
	rate as of	rate as of	rate as of	rate as of
	December 31,	December 31,	December 31,	December 31,
Currency	2010	2010	2009	2009

U.S. Dollar	1.3257	1.3362	1.3947	1.4332
Swiss Franc	1.3803	1.2504	1.5100	1.4836
Great Britain Pound	0.8578	0.8608	0.8910	0.8881
Brasilian Real	2.3314	2.2177	2.7672	2.5113
Japanese Yen	116.2386	108.6500	130.3140	133.1600
Canadian Dollar	1.3651	1.3322	1.5851	1.5128
Mexican Peso	16.7373	16.5475	18.7986	18.9223
Swedish Krona	9.5373	8.9655	10.6190	10.2520
Australian Dollar	1.4423	1.3136	1.7728	1.6008
Argentine Peso	5.2009	5.3099	5.1948	5.4619
South African Rand	9.6986	8.8625	11.6744	10.6660
Israeli Shekel	4.9457	4.7378	5.4641	5.4545
Hong Kong Dollar	10.2994	10.3856	10.8105	11.1709
Turkish Lira	1.9965	2.0694	2.1631	2.1547
Norwegian Krona	8.0043	7.8000	8.7277	8.3000
Malaysian Ringgit	4.2668	4.0950	4.9077	4.9326
Thai Baht	42.0145	40.1700	47.8014	47.9860
Taiwan Dollar	41.7269	39.0438	46.0177	46.1304
South Korean Won	1,531.8212	1,499.0600	1,772.9614	1,666.9700
Chinese Renminbi	8.9712	8.8220	9.5269	9.8350
Singapore Dollar	1.8055	1.7136	2.0240	2.0194
New Zealand Dollar	1.8377	1.7200	2.2123	1.9803
United Arab Emirates Dirham	4.8692	4.9078	5.1239	5.2914
Indian Rupee	60.5878	59.7580	67.3627	67.0400
Polish Zloty	3.9947	3.9750	4.3270	4.1045
Hungarian Forint	275.4805	277.9500	280.3121	270.4200
Croatian Kuna	7.2891	7.3830	7.3405	7.3000

CERTIFICATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

CERTIFICATION OF THE CONSOLIDATED FINANCIAL STATEMENTS, PURSUANT TO ARTICLE 154-BIS OF LEGISLATIVE DECREE 58/98

1.                          The undersigned Andrea Guerra and Enrico Cavatorta, as Chief Executive Officer and Chief Financial Officer of Luxottica Group S.p.A., having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of Legislative Decree no. 58 of February 24, 1998, hereby certify:

•                            the adequacy in relation to the characteristics of the Company and

•                            the effective implementation

of the administrative and accounting procedures for the preparation of the consolidated financial statements over the course of the year ending December 31, 2010.

2.                          The assessment of the adequacy of the administrative and accounting procedures for the preparation of the consolidated financial statements as of December 31, 2009 was based on a process developed by Luxottica Group S.p.A. in accordance with the model of Internal Control — Integrated Framework issued by the Committee of Sponsoring organizations of the Tradeway Commission which is a framework generally accepted internationally.

3.                          It is also certified that:

3.1                   the consolidated financial statements:

a)                         has been drawn up in accordance with the international accounting standards recognized in the European Union under the EC Regulation no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, and the provisions in which implement Article 9 of the Legislative Decree no. 38/205 issued in implementation of Article 9 of Legislative Decree no. 38/205;

b)                        is consistent with accounting books and entries;

c)                         are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation;

3.2                   the management report on of the consolidated financial statements includes a reliable analysis of operating trends and the result of the period as well as the situation of the issuer and of the companies included within the scope of consolidation; a description of the primary risks and uncertainties to which the Group is exposed is also included.

Milano, February 28, 2011

Andrea Guerra	Enrico Cavatorta
(Chief Executive Officer)	(Officer responsible of preparing the
Company’s financial reports)

INDEPENDENT AUDITORS’ REPORT

Deloitte & Touche S.p.A. Via Tortona, 25 20144 Milano Italia Tel: +39 02 83322111 Fax: +39 02 83322112 www.deloitte.it

AUDITORS’ REPORT PURSUANT TO ART. 14 AND 16
OF LEGISLATIVE DECREE No. 39 OF JANUARY 27, 2010

To the Shareholders of
Luxottica Group S.p.A.

1.                          We have audited the consolidated financial statements of Luxottica Group S.p.A. and its subsidiaries which comprise the Consolidated Statements of Financial Position as of December 31, 2010, and the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Stockholders’ Equity and Consolidated Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and notes to the Consolidated Financial Statements. These consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the requirements of national regulations issued pursuant to art. 9 of Italian Legislative Decree n° 38/2005 are the responsibility of the Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.                          We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the prior year’s consolidated financial statements, whose data are presented for comparative purposes, reference should be made to our auditors’ report issued on April 6, 2010.

3.                          In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Luxottica Group as of December 31, 2010, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and the requirements of national regulations issued pursuant to art. 9 of Italian Legislative Decree n° 38/2005.

Ancona Bari Bergamo Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Perugia

Roma Torino Treviso Verona

Sede Legale: Via Tortona, 25 – 20144 Milano – Capitale Sociale: Euro 10.328.220,00 i.v.

Codice Fiscale/Registro delle Imprese Milano n. 03049560166 – R.E.A. Milano n. 1720239

Partita IVA: IT 03049560166

Member of Deloitte Touche Tohmatsu

4.                          The Directors of Luxottica Group S.p.A. are responsible for the preparation of the report on operations and the annual report on Corporate Governance in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the information reported in compliance with art. 123-bis of Italian Legislative Decree n. 58/1998. paragraph 1. letters c), d), f), l), m), and paragraph 2. letter b) in the annual report on Corporate Governance, with the consolidated financial statements, as required by law. For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion, the report on operations and the information reported in compliance with art. 123-bis of Italian Legislative Decree n. 58/1998 paragraph 1. letters c), d), f), l), m) and paragraph 2. letter b) included in the annual report on Corporate Governance are consistent with the consolidated financial statements of the Luxottica Group as of and for the year ended December 31, 2010.

DELOITTE & TOUCHE S.p.A.

Signed by
Dario Righetti
Partner

Milan, Italy
April 4, 2011

This report has been translated into the English language solely for the convenience of international readers.

BOARD OF DIRECTORS’ PROPOSAL

The Board of Directors, in consideration of the prospects for development and its expectations of future income, recommends the distribution of a gross dividend of Euro 0.44 per ordinary share, and hence per American Depository Share (ADS), based on the profit of the 2010 fiscal year, which totals to Euro 294,252,234.

Having taken into account the calendar approved by Borsa Italiana S.p.A., the Board of Directors recommends that the payment date of the dividend is set for May 26, 2011, with its ex-dividend date on May 23, 2011.

Having taken into consideration the number of shares that are presently in circulation, namely no. 466,3248,760, the total amount to be distributed would be equal to Euro 205.1 million ( Euro 202.3 million taking into account no. 6,500,000 shares which are directly owned by the Company on the date of the present report). The distribution would take place after the allocation of Euro 17,381.32 to the legal reserve. The residual amount following the proposed appropriations would then be allocated to the extraordinary reserve.

It should be noted that the amounts in question may vary due to the possible issue of new shares following the exercise of stock options and/or the purchase of further treasury shares by the Company before the ex-dividend date. In any case, in the event that all the exercisable stock options are in fact exercised before the ex-dividend date, the maximum amount to be taken from the profit for the year for the distribution of the dividend, assuming that the number of the treasury shares of the company remains unchanged, would amount to approximately Euro 204 million.

Milan, February 28, 2011

On behalf of the Board of Directors

Andrea Guerra
Chief Executive Officer

BOARD OF STATUTORY AUDITORS’ REPORT ON THE STATUTORY AND CONSOLIDATED FINANCIAL STATEMENTS

BOARD OF STATUTORY AUDITORS’ REPORT OF LUXOTTICA GROUP S.P.A. AS AT DECEMBER, 31 2010 PURSUANT TO ARTICLE 2429 OF THE ITALIAN CIVIL CODE AND ARTICLE 153 OF ITALIAN LEGISLATIVE DECREE 58/1998

Dear Stockholders,

During the 2010 financial period we performed our supervisory activities as required by the law and in accordance with the Rules of Conduct of the Board of Statutory Auditors, recommended by the Italian National Board of Chartered Accountants (Consigli Nazionali dei Dottori Commercialisti e degli Esperti contabili).

With regard to the activities performed during the year and in compliance with the instructions provided by CONSOB through the announcement of April 6, 2001 and subsequent amendments and supplements, we hereby report the following:

a)                         we verified that the deed of incorporation and statute of the company comply with the law;

b)                        we obtained regular information from the Directors on the activities carried out and the main transactions with a significant impact on the Company’s financial position or results of operations approved and carried out during the year, also through the subsidiaries. In particular, we draw your attention to the following:

1)                        on January 29, 2010, our subsidiary Luxottica U.S. Holdings Corp. (“U.S. Holdings”) completed a private placement of US$ 175 million of senior unsecured guaranteed notes, issued in three series (Series D, Series E and Series F). The aggregate principal amount is US$ 50 million for each of the Series D and Series E Notes and US$ 75 million for the Series F Notes. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum;

2)                        on 30 September 2010 the company completed a private placement of Euro 100 million, of senior unsecured guaranteed notes, issued in two series (Series G and Series H). The aggregate principal amount is Euro 50 million for both Series G and Series H. The Series H Notes mature on September 15, 2017, the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum, interest on the Series H Notes accrues at 4.25 percent per annum The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010;

3)                        on November 10, 2010, the Company issued senior long-term notes to institutional investors (Eurobond dated November 10, 2015) for an aggregate principal amount of Euro 500 million. The notes mature on November 10, 2015 and the fixed gross coupon is equal to 4.00 percent. The notes are listed on the Luxembourg Stock Exchange;

4)                        on 30 November 2010 the Company renegotiated the final maturity of the Euro 300 million Facility that was originally granted in 2009 by four credit institutes (Mediobanca, Calyon, UniCredit and Deutsche Bank). The final maturity of the Term Facility is November 30, 2014. The margin were also revised based on the current market conditions. The Facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010;

5)                        during the year the company set up a joint venture with Essilor International for the Australian and New Zealand markets; the company renewed the licensing contract with the Jones Apparel Group by three years for the design, production and global distribution of glasses and sunglasses frames for the Anne Klein New York brand; the company extended the licensing contract with Retail Brand Alliance Inc., a subsidiary company of Claudio Del Vecchio, director of Luxottica Group S.p.A., until 2014 with the option to renew the contract for a further five year period under the same conditions of contract; the Company extended the licensing agreement for the design, production and distribution of glasses and sunglasses frames for the Bvlgari brand for a further ten year period; the Company signed a new licensing contract with Coach Inc., for the production, design and global distribution of glasses and sunglasses frames for the Coach, Coach Poppy and Reed Krakoff brands. The long-term agreement, which includes a renewal option, will be effective as of 1 January 2012;

6)                        the Company acquired the remaining 35.16 percent interest held by minority stockholders in Luxottica Gozluk Endustri ve Ticaret Sirketi (Luxottica Turkey) for approximately Euro 61.8 million, bringing its ownership in this subsidiary to 100 percent; the Company also acquired the remaining 34 percent interest held by minority stockholders in Sunglass Hut Limited (UK) for approximately 27.8 million GBP, bringing its ownership in this subsidiary to 100 percent.

Based on the information available to us, we can reasonably assure that the transactions carried out complied with the law and the Company statute and were not manifestly imprudent or risky,, could not potentially determine a conflict of interest or compromise the integrity of the Company’s assets. Based on the information gathered during the meetings of the Board of Directors, it appears that the directors did not carry out any transactions that were in potential conflict of interest with the Company;

c)                         through the information collected from the managers of the departments within the Company and based on the meetings with the Auditing Company for the reciprocal exchange of significant data and information, we become aware and ensured, to the extent of our responsibility, that the organizational structure of the Company was adequate, that the principles of correct administration were respected and that the instructions given by the Company to its subsidiaries were adequate in accordance with article 114, paragraph 2 of Italian Legislative Decree 58/1998.No significant aspects concerning the main subsidiaries were identified as a result of the assessment of the annual reports to the financial statements issued by the Boards of Statutory Auditors (where they exist) and of the exchange of information with the latter;

d)                        we assessed and verified the adequacy of the internal control system and the administration and accounting system as well as the reliability of the latter to correctly represent operating events. This was achieved through:

i.                            the review of the certifications of the manager in charge of preparing the Company accounting documents pursuant to article 154-bis of Italian Legislative Decree 58/98;

ii.                         the review of the internal audit reports, as well as the results of monitoring the execution of the remediating actions identified as a result of the audits;

iii.                      the review of Company documents and the results of the activities carried out by the Auditing Company, also in accordance with US Law (Sarbanes Oxley Act);

iv.                     participating in the tasks of the Internal Control Committee and, when it was deemed necessary, dealing with the issues in question together with the Committee;

v.                        the meetings with the Chief Risk Compliance Officer, a position set up in May 2010 by the Board of Directors with the task of guaranteeing the efficient supervision and management of compliance issues.

From the activities carried out there were no anomalies that were indicative of any significant inadequacies in the Internal Control System;

e)                         we looked over and gathered information on the management activities and procedures carried out in accordance with Italian Legislative Decree 231/2001 regarding the administrative responsibilities of Bodies set up for the violations provided for by the aforesaid regulations. The Supervisory Body, set up by the Board of Directors in the meeting of 27 October 2005, and renewed in the meeting of 29 April 2009, reported on the activities carried out during 2010;

f)                           we reviewed the exact implementation models of the Code of Conduct promoted by Borsa Italiana S.p.A. and adopted by Luxottica Group S.p.A. in the meeting of 26 July 2007, in accordance with article 149, paragraph 1, letter c-bis of Italian Legislative Decree 58/98, and among other things we checked that the criteria and procedures used by the Board to assess the independence of its members were applied correctly. We also checked that the criteria regarding the independence of the members of this Board of Statutory Auditors were respected, as provided for by the Code of Conduct;

g)                        based on the provisions of article 19 of Italian Legislative Decree of 27 January 2010, no. 39, the Board also reviewed: the financial information process; the statutory audit of the annual accounts and consolidated accounts; the independence of the statutory auditor, paying particular attention to the services provided outside the audit. It is to be noted, as far as financial information is concerned, that, starting from 2010, the Company also adopted the international accounting principles (IAS/IFRS) in preparing its reports for the Security Exchange Commission of the United States. No significant problems that require attention were found;

h)                        we did not find any atypical or unusual transactions that were carried out with companies of the Group, third parties or associated parties. In its Management Report the Board of Directors provided a thorough explanation of the most important ordinary transactions, under an economic and financial point of view, that were carried out with subsidiaries and associated parties as well as the methods for determining the remuneration paid to them — we ask you to refer to this report for further information. We also verified that the ordinary operating procedures in force within the Group were arranged in such a way as to assure that the transactions carried out with associated parties were concluded according to market conditions;

i)                            on 25 October 2010 the Board of Directors approved the “Procedure on Transactions with Associated Parties” in fulfillment of the Regulation approved by CONSOB resolution no.17221 of 12 March 2010 and subsequent amendments. The Board of Auditors believes that the procedures adopted by the company comply with the aforesaid principles indicated in the CONSOB Regulation;

j)                            we held meeting with the managers of the Auditing Company, also in accordance with article 150, paragraph 2 of Italian Legislative Decree 58/98 for the regulations provided for by the Sarbanes Oxley Act, during which no events or situations emerged that must be highlighted in this report;

k)                         on 4 April 2011, Deloitte & Touche S.p.A. issued the reports without remarks in accordance with article 156 of Italian Legislative Decree 58/1998, for the balance sheet for the year closing on 31 December 2010 and the consolidated financial statements of the Group drafted according to IFRS accounting principles. From these reports it emerges that the balance sheets in question, in compliance with the aforementioned accounting principles, were drawn up clearly and give a true and correct view of the financial position and economic result, changes in the shareholders’ equity and the cash flows for the year closing on this date. Furthermore, in accordance with article 156, paragraph 4-bis of Italian Legislative Decree 58/98, the Auditing Company certified that the Management Report is consistent with the balance sheet and the consolidated financial statements as at 31 December 2010;

l)                            the Board did not give advice on remuneration in accordance with article 2389, paragraph 3, of the Italian Civil Code;

m)                      the Company provided information regarding remuneration as requested by CONSOB in announcement DEM/11012984 of
24 February 2011 in the balance sheet and in the Corporate Governance Report;

n)                        we are unaware of any events or complaints that should be mentioned at the shareholders’ meeting;

o)                        with reference to the provision stated in article 36, paragraph 1 of the Markets regulation (CONSOB resolution no. 16191 of
20 October 2007), we hereby point out that on 31 December 2010 the provisions were applied to the subsidiary companies which the Company indicated as significant with regard to the financial information control system: in this respect it is to be stated that no omissions were noted;

p)                        the Auditing Company Deloitte & Touche S.p.A., entrusted with the audit by the Shareholders’ Meeting of 14 June 2006, together with the other companies belonging to its network, were also entrusted with the following tasks, stated below with their respective remuneration (in thousands of euros) in addition to tasks provided for by the regulations for listed companies (audit of the balance sheet, the consolidated financial statements, as well as the limited audit of the six-month report and checks on the regular keeping of company accounts during the year):

		(thousands of Euro)
Certification Services:
Deloitte & Touche S.p.A.	Luxottica Group S.p.A.	146
Deloitte & Touche S.p.A.	Italian Subsidiaries	427
Deloitte network	Foreign Subsidiaries	738

Other Auditing Services:
Deloitte & Touche S.p.A.	Luxottica Group S.p.A.	43
Deloitte & Touche S.p.A.	Italian Subsidiaries	68
Deloitte network	Foreign Subsidiaries	33

Having taken the nature of these tasks that were assigned to Deloitte & Touche S.p.A. and the companies of the Group into consideration and the respective remuneration, there are no aspects that give the Board of Auditors reason to doubt the independence of Deloitte & Touche S.p.A.;

q)                        during the year the Board of Statutory Auditors met ten times, the Board of Directors met five times and the Internal Control Committee met nine times.

Finally, we express our assent, within the limits of our responsibility, to the approval of the balance sheet together with the Management Report for 2010 as presented by the Board of Directors, and to the consequent proposal put forward by the Board for the appropriation of the net profit of Euro 294.3 million.

Milan, April 4, 2011

ANNEXES

SHARE CAPITAL AND DIVIDEND PER ORDINARY SHARE (ADS)

SHARE CAPITAL AND DIVIDEND PER SHARE

ORDINARY SHARES AND ADS EVOLUTION (1)

	Number of shares authorized	Adjusted number of shares authorized
	and issued as of December 31	and issued as of December 31 (2)
1990	45,050,000	450,500,000
1991	45,050,000	450,500,000
1992	45,050,000	450,500,000
1993	45,050,000	450,500,000
1994	45,050,000	450,500,000
1995	45,050,000	450,500,000
1996	45,050,000	450,500,000
1997	45,050,000	450,500,000
1998 (2)	225,250,000	450,500,000
1999	225,269,800	450,539,600
2000 (2)	451,582,300	451,582,300
2001	452,865,817	452,865,817
2002	454,263,600	454,263,600
2003	454,477,033	454,477,033
2004	455,205,473	455,205,473
2005	457,975,723	457,975,723
2006	460,216,248	460,216,248
2007	462,623,620	462,623,620
2008	463,368,233	463,368,233
2009	464,386,383	464,386,383
2010	466,077,210	466,077,210

GROSS DIVIDEND PER ORDINARY SHARES (OR ADS) (1) (3)

Euro (3)
1990	0.025
1991	0.028
1992	0.031
1993	0.037
1994	0.041
1995	0.045
1996	0.052
1997	0.063
1998	0.074
1999	0.085
2000	0.140
2001	0.170
2002	0.210
2003	0.210
2004	0.230
2005	0.290
2006	0.420
2007	0.490
2008	0.220
2009	0.350
2010 (4)	0.440

(1)          1 ADS = 1 ordinary share.

(2)          Figures until 1999 have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.

(3)          Figures through 1999 have been calculated converting the dividend in Italian Lira by the fixed rate of Lire 1,936.27 = Euro 1.00. Beginning with the 2000 financial statements, the dividend is declared in Euro.

(4)          proposed by the board of directors and to be submitted for approval at the Annual shareholders’ meeting on April 29, 2011.

2000-2010 EVOLUTION OF NUMBER OF STORES

2000-2010 EVOLUTION OF NUMBER OF STORES

											Mar. 31,	Jun. 30,	Sep. 30,
As of December 31,	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2010	2010	2010

LensCrafters	864	868	882	877	888	894	902	951	966	955	953	964	966	964
Pearle Vision	—	—	—	—	843	837	840	880	809	764	755	741	736	726
Licensed Brands	—	—	—	—	1,189	1,206	1,205	1,182	1,204	1,203	1,164	1,142	1,146	1,146
Sears Optical	—	—	—	—	934	960	941	886	879	866	852	827	826	824
Target Optical	—	—	—	—	255	246	264	296	325	337	312	315	320	322
The Optical Shop of Aspen	—	—	—	—	—	—	—	21	24	23	23	24	24	24
Oliver Peoples	—	—	—	—	—	—	—	5	6	7	7	7	7	7
Sun North America		1,694	1,663	1,633	1,584	1,556	1,502	1,749	1,719	1,659	1,813	1,802	1,812	1,814
(of which Ilori)	—	—	—	—	—	—	—	6	16	25	23	24	24	24
Oakley Stores and Vaults	—	—	—	—	—	—	—	81	98	112	114	120	120	122
NORTH AMERICA	864	2,562	2,545	2,510	4,504	4,493	4,449	4,869	4,826	4,723	4,829	4,800	4,811	4,803

Optical Australia - New Zealand	—	—	—	524	519	511	527	552	540	536	544	545	544	599
Sunglass Hut		161	160	173	164	182	224	219	210	272	274	274	280	291
Bright Eyes	—	—	—	—	—	—	—	140	141	139	139	139	137	127
Oakley Stores and Vaults	—	—	—	—	—	—	—	15	16	16	16	21	21	21
ASIA-PACIFIC	—	161	160	697	683	693	751	926	907	963	973	979	982	1,038

EUROPE	—	89	91	99	110	109	92	99	161	159	169	163	161	161

GREATER CHINA	—	—	—	76	74	65	274	255	244	248	241	229	199	196

SOUTH AFRICA	—	—	—	—	—	—	—	70	70	80	91	104	109	116

AFRICA & MIDDLE EAST	—	—	—	—	—	—	—	24	39	34	34	32	29	29

CENTRAL & SOUTH AMERICA (Oakley)	—	—	—	—	—	—	—	8	8	10	8	7	7	7

TOTAL GROUP	864	2,812	2,796	3,382	5,371	5,360	5,566	6,251	6,255	6,217	6,345	6,314	6,298	6,350

1990-2010 LUXOTTICA ADS AND ORDINARY SHARE PERFORMANCES

1990-2010: LUXOTTICA ADS AT NYSE (US$)

Year	Low	High	Average	Closing	Year change		Average volume
1990 (1)	0.794	1.456	1.089	1.019	7.24	%(2)	989,578
1991	0.988	2.750	1.822	2.750	169.93%		390,719
1992	2.250	3.281	2.852	2.513	-8.64%		313,051
1993	2.025	2.950	2.373	2.925	16.42%		231,107
1994	2.787	3.625	3.279	3.413	16.67%		189,325
1995	3.175	5.950	4.180	5.850	71.43%		417,048
1996	5.212	8.100	7.033	5.213	-10.90%		348,201
1997	5.125	6.988	6.092	6.250	19.90%		427,059
1998	3.875	9.494	6.964	6.000	-4.00%		342,659
1999	5.000	10.313	7.613	8.781	46.36%		354,464
2000	7.969	17.000	12.945	13.750	56.58%		222,136
2001	12.150	17.990	15.283	16.480	19.85%		248,020
2002	11.820	20.850	16.184	13.650	-17.17%		273,378
2003	10.230	18.150	13.877	17.400	27.47%		156,275
2004	15.180	20.390	17.344	20.390	17.18%		80,921
2005	19.690	25.830	22.408	25.310	24.13%		70,244
2006	24.360	31.390	28.303	30.670	21.18%		76,514
2007	29.700	39.380	33.925	31.490	2.67%		125,672
2008	15.980	30.920	24.228	18.120	-42.46%		251,319
2009	11.880	26.910	20.991	25.680	41.72%		145,041
2010	22.590	30.620	26.502	30.620	19.24%		88,537

2000-2010: LUXOTTICA ORDINARY SHARE AT MTA (EURO)

Year	Low	High	Average	Closing	Year change		Average volume
2000 (1)	15.239	17.618	16.530	15.356	16.99	%(3)	211,328
2001	13.409	20.620	17.096	18.430	20.02%		117,744
2002	11.750	22.950	17.380	12.576	-31.76%		204,110
2003	9.248	14.820	12.231	13.700	8.94%		458,682
2004	12.427	15.512	13.911	14.995	9.45%		671,783
2005	15.110	21.940	18.109	21.430	42.91%		789,552
2006	19.300	24.460	22.512	23.280	8.63%		869,788
2007	22.720	28.790	24.640	21.750	-6.57%		1,306,403
2008	12.670	21.150	16.493	12.670	-41.75%		2,058,049
2009	9.610	18.250	14.910	18.050	42.46%		1,110,437
2010	17.820	23.170	19.974	22.800	26.32%		938,423

(1)          These figures have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.

(2)          From IPO (January 24, 1990).

(3)          From IPO (December 4, 2000).

1995-2010 AVERAGE EURO/US$ EXCHANGE RATE

Year	1st quarter	2nd quarter	3rd quarter	4th quarter	Year	Year change
1995	1.1793	1.1613	1.2081	1.2160	1.1887	-1.05%
1996	1.2307	1.2443	1.2727	1.2721	1.2549	-5.28%
1997	1.1823	1.1457	1.0991	1.1255	1.1367	10.40%
1998	1.0802	1.0944	1.1130	1.1765	1.1152	1.93%
1999	1.1207	1.0567	1.0483	1.0370	1.0642	4.79%
2000	0.9859	0.9326	0.9041	0.8676	0.9209	15.56%
2001	0.9230	0.8721	0.8895	0.8959	0.8957	2.81%
2002	0.8766	0.9198	0.9838	0.9982	0.9450	-5.22%
2003	1.0731	1.1372	1.1248	1.1882	1.1307	-16.42%
2004	1.2497	1.2046	1.2220	1.2968	1.2435	-9.07%
2005	1.3113	1.2594	1.2197	1.1886	1.2444	-0.07%
2006	1.2023	1.2579	1.2743	1.2889	1.2553	-0.87%
2007	1.3016	1.3479	1.3738	1.4486	1.3705	-8.41%
2008	1.4976	1.5622	1.5055	1.3180	1.4707	-6.81%
2009	1.3029	1.3632	1.4303	1.4780	1.3948	5.44%
2010	1.3829	1.2708	1.2910	1.3583	1.3257	5.21%

KEY CONTACTS AND ADDRESSES

LUXOTTICA GROUP S.P.A.

REGISTERED OFFICE AND HEADQUARTERS

Via C. Cantù, 2 — 20123 Milan — Italy

Tel. +39 02 86334.1 — Fax +39 02 8633 4636

E-mail: info@luxottica.com

Fiscal code and milan company register no. 00891030272

VAT no. 10182640150

MEDIA RELATIONS

Via C. Cantù, 2 — 20123 Milan — Italy

Tel. +39 02 86334096 — Fax +39 02 86334092

E-mail: mediarelations@luxottica.com

INVESTOR RELATIONS

Via C. Cantù, 2 — 20123 Milan — Italy

Tel. +39 02 86334038 — Fax +39 02 86334092

E-mail: investorrelations@luxottica.com

CORPORATE WEBSITE

www.luxottica.com

DEPOSITARY BANK

Italy

Deutsche Bank S.p.A.

Piazza del Calendario, 3 — 20126 Milan — Italy

Bruno Montemartini — Tel. +39 02 40242560 — Fax +39 02 40242790

E-mail: bruno.montemartini@db.com

USA

Deutsche Bank Trust Company Americas

ADR Department

Gina Seroda — Tel. +1 800 8760959 — Fax +1 866 8881120

INDEPENDENT AUDITOR

Deloitte & Touche S.p.A.

Via Fratelli Bandiera, 3 — 31100 Treviso — Italy

Tel. +39 0422 5875
Partner: Dario Righetti

E-mail: righetti@deloitte.it

ENG	ANNUAL REPORT 2010